   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996

                                                      REGISTRATION NO. 333-12675
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 6
                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------
                             CV THERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                8731                               43-1570294
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                           --------------------------

                               3172 PORTER DRIVE
                              PALO ALTO, CA 94304
                                 (415) 812-0585
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                          LOUIS G. LANGE, M.D., PH.D.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             CV THERAPEUTICS, INC.
                               3172 PORTER DRIVE
                              PALO ALTO, CA 94304
                                 (415) 812-0585
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:


          ALAN C. MENDELSON, ESQ.                         DAVID J. SEGRE, ESQ.
         DEBORAH A. MARSHALL, ESQ.                       ISSAC J. VAUGHN, ESQ.
             COOLEY GODWARD LLP                         BRIDGET LOGTERMAN, ESQ.
           FIVE PALO ALTO SQUARE                          HAROLD DEGRAFF, ESQ.
            3000 EL CAMINO REAL                    WILSON SONSINI GOODRICH & ROSATI,
          PALO ALTO, CA 94306-2155                      PROFESSIONAL CORPORATION
               (415) 843-5000                              650 PAGE MILL ROAD
                                                          PALO ALTO, CA 94306
                                                             (415) 493-9300


                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(o) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS                   SUBJECT TO COMPLETION

                            DATED NOVEMBER 15, 1996

2,500,000 SHARES

                       [LOGO]

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

All of the 2,500,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by CV Therapeutics, Inc. ("CVT" or the "Company").


Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $8.00 and $9.00 per share. See "Underwriting" for factors to be considered in determining the initial public offering price. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "CVTX."


SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                PRICE TO         UNDERWRITING     PROCEEDS TO
                                PUBLIC           DISCOUNT(1)      COMPANY(2)
---------------------------------------------------------------------------------
Per Share                       $                $                $
---------------------------------------------------------------------------------
Total (3)                       $                $                $
---------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $925,000.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
Public, Underwriting Discount and Proceeds to Company will be $     , $     and
$     , respectively. See "Underwriting."


The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered
hereby will be made against payment therefor on or about         , 1996 at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.


J.P. MORGAN & CO.
                            INVEMED ASSOCIATES, INC.
                                                                  UBS SECURITIES

          , 1996

             Graphical description of molecular cardiology platform

                    Graphical description of the integration of market needs and molecular cardiology

CVT's product development programs are at an early stage. Products, if any, resulting from such programs cannot be made available for commercial sale unless and until regulatory approval is obtained. The Company will be required to complete clinical trials to demonstrate the safety and efficacy of any potential products prior to filing for regulatory approval.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT

A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for the purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           4
Risk Factors...................................           7
The Company....................................          15
Use of Proceeds................................          15
Dividend Policy................................          15
Capitalization.................................          16
Dilution.......................................          17
Selected Consolidated Financial Data...........          18
Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations.................................          19

                                                    PAGE
Business.......................................          22
Management.....................................          38
Certain Transactions...........................          48
Principal Stockholders.........................          51
Description of Capital Stock...................          54
Shares Eligible for Future Sale................          56
Underwriting...................................          58
Legal Matters..................................          59
Experts........................................          59
Additional Information.........................          59
Index to Consolidated Financial Statements.....         F-1

UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements examined by its independent auditors and will make available quarterly reports containing interim unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

CV Therapeutics, Inc. and the CV Therapeutics logo are trademarks of the Company. All brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, THOSE SPECIFICALLY IDENTIFIED HEREIN. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) A 1-FOR-10 REVERSE SPLIT OF THE COMPANY'S OUTSTANDING COMMON STOCK EFFECTED IN OCTOBER 1996; (II) THE ISSUANCE OF 673,997 SHARES OF COMMON STOCK UPON THE NET EXERCISE OF CERTAIN WARRANTS UPON THE CLOSING OF THE OFFERING; (III) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO SHARES OF COMMON STOCK TO BE EFFECTED UPON THE CLOSING OF THE OFFERING; AND (IV) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.


                                  THE COMPANY

The Company is a biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases. Molecular cardiology was developed, in part, by CVT scientists and their academic collaborators and is based upon the application of molecular biology and genetics to cardiovascular diseases. This discipline has yielded new insights into the mechanisms underlying chronic cardiovascular diseases and has enhanced the search for innovative cardiovascular drugs by providing an increasing number of new molecular targets for drug discovery. To date, CVT has discovered five compounds and completed the strategic in-license of a sixth compound for treatment of chronic cardiovascular diseases.

Cardiovascular disease is the leading cause of death in the United States, claiming more than 950,000 lives in 1993. The American Heart Association projects the total cost of cardiovascular medications in the United States for 1996 at $11 billion.

Two of the Company's drug candidates, CVT-124 and ranolazine, are in clinical trials. CVT-124 is an adenosine A(1) receptor antagonist discovered by CVT. Adenosine A(1) receptor antagonists block certain actions of adenosine, a hormone that modulates different functions of the cardiovascular system. CVT-124 has potential applications in the treatment of edema (fluid accumulation) associated with congestive heart failure ("CHF") and in the prevention and treatment of acute renal failure. A Phase I/II study completed by the Company in the United States indicated that CVT-124 is generally well tolerated and produces diuretic activity in healthy volunteers. Approximately one-quarter of the 875,000 patients in the United States hospitalized with a primary diagnosis of CHF exhibit resistance to current intravenous diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

The Company's second compound in clinical trials, ranolazine, is a novel compound for the treatment of angina. Ranolazine was licensed from Syntex (U.S.A.), Inc. ("Syntex"), an indirect subsidiary of Roche Holding Limited ("Roche"), in March 1996. Its novel metabolic mechanism of action was discovered, in part, by cardiovascular researchers now at or associated with CVT. In Phase I and Phase II clinical trials conducted by Syntex, an immediate release formulation of ranolazine ("ranolazine IR") was administered to over 1,200 patients. These clinical trials have indicated that ranolazine IR improved exercise tolerance in angina patients without adversely affecting heart rate or decreasing blood pressure, a clinical profile absent from currently available drugs. Based on these data, as well as Syntex pilot Phase II data from a sustained release formulation of ranolazine ("ranolazine SR") for intermittent claudication (pain in the legs due to insufficient blood flow), the Company intends to commence further clinical trials of ranolazine SR. The Company believes ranolazine could particularly benefit angina patients who also suffer from CHF or remain symptomatic despite maximal doses of currently available anti-anginal drugs. In the United States, approximately 6.7 million patients are currently diagnosed with angina. Based on published studies, approximately one-third, or 2.2 million, are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

The four other compounds discovered by the Company are in preclinical studies. CVT-313 is a selective inhibitor of the cell cycle enzyme, cyclin-dependent kinase 2 ("CDK2"). The Company believes that CVT-313 may be useful in a variety of cellular proliferative disorders, including the prevention of restenosis, as an adjunct to coronary artery bypass surgery and as a treatment for cardiomyopathy (heart muscle damage). CVT-634, an inhibitor of another cell cycle regulating enzyme, is also being evaluated in animal models of chronic cardiovascular disease. CVT-609 and CVT-429 are highly selective adenosine A(1) receptor agonists which the Company believes may have potential activity in treating certain common cardiac arrhythmias. The Company believes that compared to current therapies, these compounds may offer an improved clinical profile for immediate treatment of these arrhythmias including avoiding unwanted blood pressure lowering effects.

In addition, the Company has discovered a novel inflammatory factor found in human cardiovascular diseases, which it partnered to Bayer AG for continued development.

                               BUSINESS STRATEGY

The Company's strategy is to become a leader in the development of novel, cost-effective treatments for chronic cardiovascular diseases by leveraging its expertise in molecular cardiology. The Company is developing products based on small molecules designed to (i) utilize novel mechanisms of action, (ii) address segments of the cardiovascular patient population which are either underserved or not treatable by existing therapies, and (iii) offer the currently served cardiovascular patient population the potential for improved efficacy with fewer side effects than currently available drugs.

The Company believes that it can best utilize its internal resources by concentrating its activities on discovery, preclinical evaluation and early clinical phases of drug development. The Company intends to establish partnerships with pharmaceutical companies for later stage clinical trials and marketing and sales activities for its products. The Company believes that such partnerships will enable the Company to more effectively and economically develop and market its initial products.

                            DRUG DISCOVERY PLATFORM

CVT's drug discovery platform supports several programs, including those focused on the adenosine A(1) receptor, the cell cycle and chronic inflammation in the cardiovascular system. These programs have produced compounds currently in clinical or preclinical development or outlicensed for use in third party drug discovery programs. CVT's expertise in molecular cardiology and drug development has been critical to the identification of these drug candidates.

The Company believes that its drug discovery platform allows it to efficiently select novel, clinically relevant drug candidates that have a significant probability of commercial potential. CVT first evaluates new targets with respect to clinical relevance and suitability for small molecule inhibition. CVT then utilizes a highly integrated, multidisciplinary approach to produce novel small molecules as drug candidates for these targets. The Company combines molecular modeling and combinatorial chemistry to assemble targeted libraries of new chemical entities, an approach which the Company believes expedites the identification of potential drug leads. The Company has developed a comprehensive proprietary database correlating biological activity of candidate drugs with their structures. From this database, CVT identifies final lead compounds based on predetermined development criteria including potency, specificity, manufacturability, and pharmacologic activity in animal and IN VITRO models. The Company determines the proper selection of cell-based assays and animal models of disease to enhance development of the drug candidate based on its projected use in the clinical setting.

                                  RISK FACTORS

The Common Stock offered hereby involves a high degree of risk. The principal risks of the Offering include uncertainties related to the Company's early stage of development, including the fact that the Company has no commercially available products primarily due to the lack of marketing approval from regulatory authorities, uncertainties related to clinical trials of ranolazine and CVT-124 and has incurred significant losses to date. See "Risk Factors."

                                  THE OFFERING


COMMON STOCK OFFERED........................  2,500,000 shares
COMMON STOCK OUTSTANDING AFTER THE            6,830,265 shares (1)
 OFFERING...................................
USE OF PROCEEDS.............................  Research and development, including preclinical testing, clinical trials and
                                              certain milestone payments; repayment of
                                              certain indebtedness; and working capital and
                                              general corporate purposes.
PROPOSED NASDAQ NATIONAL MARKET SYMBOL......  "CVTX"


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                   ----------------------------------------------------------------------------
                                                                                            NINE MONTHS ENDED
                                   INCEPTION (DEC.          YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
IN THOUSANDS, EXCEPT PER SHARE     11, 1990) TO DEC.   ---------------------------------  ---------------------
DATA                                     31, 1992           1993        1994        1995        1995       1996
                                   ------------------  ---------  ----------  ----------  ----------  ---------
                                                                                               (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
License revenue..................      $        -      $       -  $        -  $        -  $        -  $     250
Operating expenses:
  Research and development.......           1,167          4,731       8,823      12,856      10,099      5,834
  General and administrative.....             429            947       2,802       3,402       2,367      2,186
                                          -------      ---------  ----------  ----------  ----------  ---------
Total operating expenses.........           1,596          5,678      11,625      16,258      12,466      8,020
                                          -------      ---------  ----------  ----------  ----------  ---------
Loss from operations.............          (1,596)        (5,678)    (11,625)    (16,258)    (12,466)    (7,770)
Interest (income) expense, net...              34           (161)       (258)        466         288        597
                                          -------      ---------  ----------  ----------  ----------  ---------
  Net loss.......................      $   (1,630)     $  (5,517) $  (11,367) $  (16,724) $  (12,754) $  (8,367)
                                          -------      ---------  ----------  ----------  ----------  ---------
                                          -------      ---------  ----------  ----------  ----------  ---------
Pro forma net loss per share
 (2).............................                                             $    (4.33) $    (3.37) $   (1.78)
                                                                              ----------  ----------  ---------
                                                                              ----------  ----------  ---------
Shares used in computing pro
 forma net loss per share (2)....                                                  3,861       3,780      4,708
                                                                              ----------  ----------  ---------
                                                                              ----------  ----------  ---------


                                                                                        --------------------------
                                                                                                SEPTEMBER 30, 1996
                                                                                        --------------------------
IN THOUSANDS                                                                                ACTUAL  AS ADJUSTED(3)
                                                                                        ----------  --------------
                                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....................................  $   10,484   $     28,159
Working capital.......................................................................       8,689         26,364
Total assets..........................................................................      15,661         33,336
Total debt and capital lease obligations..............................................       5,027          5,027
Deficit accumulated during development stage..........................................     (43,628)       (43,628)
Total stockholders' equity............................................................       7,908         25,583


------------------------

(1) Based on shares outstanding as of September 30, 1996. Includes 673,997 shares to be issued upon the net exercise of certain outstanding warrants upon the closing of this Offering. Excludes as of September 30, 1996: (i) 803,338 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.16 per share; (ii) 574,504 shares of Common Stock issuable upon exercise of outstanding warrants at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.00; and (iii) 612,328 shares of Common Stock available for future grant under the Company's 1992 Stock Option Plan, 1994 Equity Incentive Plan, Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan (the "Stock Plans"). See "Management - Stock Plans", "- Director Compensation" and "Description of Capital Stock."


(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the shares used in calculating pro forma net loss per share.


(3) Adjusted to give effect to the receipt of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share. See "Use of Proceeds."

                                  RISK FACTORS

An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider, in addition to the other information contained in this Prospectus, the following risk factors in evaluating the Company and the Common Stock offered hereby.

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT

The Company is a development stage company and must be evaluated in light of the uncertainties and complications present in an early stage biopharmaceutical company. In addition, all of the Company's products are at an early stage of development. Since the Company's inception in 1990, substantially all of the Company's resources have been dedicated to research and development, and the Company has not generated any product revenue. Because all of the Company's potential products are in research, preclinical or clinical development, product revenues will not be realized for at least several years, if at all. Drug discovery methods based upon molecular cardiology are relatively new, and there can be no assurance that the Company will be able to employ these methods of drug discovery successfully or that these methods will lead to the development of commercially viable pharmaceutical products. Certain of the Company's compounds within the Company's cell cycle, chronic inflammation and adenosine A(1) receptor programs are in the early stages of research and development and the Company does not expect to commence clinical trials for such new compounds for several years. There can be no assurance that any of the Company's product development efforts will be successfully completed, that any of the Company's products will be proven to be safe and effective, that regulatory approvals will be obtained at all or be as broad as sought, that the Company's products will be capable of being produced in commercial quantities or that any products, if introduced, will achieve market acceptance.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

The Company's potential products are subject to the risks of failure inherent in the development of pharmaceutical products. The Company currently has only two products in clinical development, CVT-124 and ranolazine. The Company's product candidates will require additional development, preclinical studies, clinical trials and regulatory approval prior to commercialization. The results from preclinical studies and early clinical trials may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company will demonstrate sufficient safety and efficacy to obtain the requisite approvals or that marketable products will result. For example, in November 1995, based on unfavorable efficacy data from a Phase II trial, the Company terminated its development program for the CVT-1 product for treatment of primary hypercholesterolemia.

The rate of completion of the Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in finding a sufficient number of patients fitting the appropriate trial profile or in the acquisition of sufficient supplies of clinical trial materials or adverse events occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. There can be no assurance that the Company's drug discovery efforts will progress as expected or that such efforts will lead to the discovery or development of any product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of the Company's development programs will be successfully completed, that any investigational new drug ("IND") applications will become effective or that additional clinical trials will be allowed by the Food and Drug Administration ("FDA") or other regulatory authorities or that clinical trials will commence as planned.

The Company's clinical development plan for ranolazine assumes that Phase I data and data from several Phase II angina trials with ranolazine IR combined with Phase I data and safety and tolerability data from a pilot Phase II trial for intermittent claudication with ranolazine SR will be accepted by the FDA and other regulatory authorities as a basis to initiate Phase III trials with ranolazine SR. There can be no assurance that such clinical data will be accepted by the FDA in support of initiation of such Phase III studies with ranolazine SR for the treatment of angina or that the Company will not be required or otherwise choose to conduct additional Phase II clinical trials of ranolazine SR prior to commencement of Phase III clinical trials. As a result of FDA reviews or complications that may arise in any phase of the clinical trial program, there can be no assurance that the proposed schedules for IND and clinical protocol submissions to the FDA, initiations of studies and completions of clinical trials can be maintained. Any delays in the Company's clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Government Regulation."

DEPENDENCE ON COLLABORATIVE AND LICENSING ARRANGEMENTS

The Company's strategy for the research, development and commercialization of its product candidates has required, and will continue to require, the Company to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, and the Company will therefore be dependent upon the success of these parties in performing their responsibilities. The Company is currently seeking a corporate partner for ranolazine prior to conducting Phase III studies for treatment of angina. The Company may also seek a corporate partner for CVT-124. There can be no assurance that the Company will be able to enter into collaborative arrangements or license agreements on acceptable terms, or at all, or that any or all of the contemplated benefits from such collaborative arrangements or license agreements will be realized. Failure to obtain such arrangements or agreements would result in delays in the development of the Company's proposed products or the inability to proceed with the development, manufacture or sale of products, or the loss of third party licenses or could require the Company to fund development internally. If the Company were required to fund development internally, its future capital requirements would increase substantially. There can be no assurance that the Company could obtain additional funds to meet such increased capital requirements on acceptable terms, or at all.

Certain of the collaborative arrangements that the Company may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, for manufacturing and for preparation and submission of applications for regulatory approval of potential pharmaceutical products. The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products. Should a collaborative partner fail to develop or commercialize successfully any product candidate to which it has rights, the Company's business may be materially and adversely affected. There can be no assurance that collaborators will not pursue other technologies or product candidates either on their own or in collaboration with others.

Collaborative arrangements may also require the Company to expend funds and to meet certain milestones, and there can be no assurance that the Company will be successful in doing so. The Company's agreement with the University of Florida Research Foundation, Inc. in the area of adenosine receptors requires the Company to reach certain preclinical and clinical milestones within defined time periods to maintain exclusive rights under the license. The Company's agreement with Syntex for ranolazine requires it to make certain payments based on the time and progress of development activities. Failure of the Company to meet its obligations under its collaborative arrangements could result in a termination of those arrangements and the loss of rights to the compounds under development and could have a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates or could require or result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Licenses and Collaborations."

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

Since its inception, the Company has been engaged in research and development activities and has generated no product revenues. As of September 30, 1996, the Company had an accumulated deficit of approximately $43.6 million. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. The Company will not receive product revenues unless and until it completes clinical trials with respect to one or more products and successfully commercializes such products. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING


The Company will require substantial additional funding after this Offering in order to complete its research and development activities and commercialize any potential products. The Company has financed its operations primarily through the sale of preferred equity securities, equipment and leasehold improvement financing and other debt financing. The Company has generated no product revenue, and none is expected for at least several years. The Company anticipates that its existing resources, including the proceeds of this Offering and projected interest income, will enable the Company to maintain its current and planned operations through late 1998. However, there can be no assurance that the Company will not require additional funding prior to such time. If the Company is unable to establish and maintain additional corporate partnerships for the development of CVT-124 and ranolazine, the Company's future capital requirements will increase substantially. In addition, the Company's future capital requirements will depend on many other factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's capital requirements will be available on acceptable terms or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs or to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek or may adversely affect the Company's ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY OF MARKET ACCEPTANCE

The Company's future profitability is dependent on commercial acceptance of its potential products. The Company believes that market acceptance of its potential products will depend on the Company's ability to provide acceptable evidence of the safety, efficacy and cost-effectiveness of its products, as well as the marketing strength of the Company's corporate partners. In addition, third party payors can indirectly affect the demand for the Company's potential products by regulating the maximum amount of reimbursement that will be provided. There can be no assurance that potential products developed by the Company will achieve market acceptance among patients, physicians or third party payors, even if necessary regulatory and reimbursement approvals are obtained. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Marketing and Sales" and "- Government Regulation."

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

The pharmaceutical and biopharmaceutical industries are subject to intense competition and significant, rapid technological change. If regulatory approvals are received, certain of the Company's potential products will compete with well established, FDA approved proprietary and generic therapies that have generated substantial sales over a number of years and which are reimbursed from government health administration authorities and private health insurers. In addition, CVT is aware of companies which are developing products that will compete for the same disease markets as its potential products. Many of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and sales resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company and its corporate partners, or developing products that are safer or more effective than those under development or proposed to be developed by the Company and its corporate partners. There can be no assurance that research and development by others will not render the Company's technology or its potential products obsolete or non-competitive. In addition, there can be no assurance that the Company's competitors will not develop more effective or more affordable products or achieve patent protection, regulatory approval or product commercialization earlier than the Company. See "Business - Competition."

UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS

The Company's success will depend to a significant degree on its ability to obtain patents and licenses to patent rights, to maintain trade secrets and to operate without infringing on the proprietary rights of others, both in the United States and other countries. The Company has filed a number of United States and foreign patent applications. In addition, in connection with its corporate and academic collaborations, the Company has received licenses to a number of issued patents and patent applications for CVT-124 and ranolazine. The Company intends to continue to file applications as appropriate for patents covering both its potential products and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technology. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. If any of its competitors have filed patent applications in the United States that claim technology also invented by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office in order to determine priority of invention and, thus, the right to a patent for the technology in the United States, all of which could result in substantial cost to the Company. In addition, litigation, which would result in substantial cost to the Company, may be necessary to enforce any patents issued to the Company or to determine the scope and validity of the proprietary rights of third parties. There can be no assurance that any patents issued to the Company or to licensors from whom the Company has licensed rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

The commercial success of the Company will depend in part on the Company not infringing patents issued to competitors and not breaching the licenses that might cover technology used in the Company's potential products. Failure by the Company to obtain a license to any technology required to commercialize its potential products could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company also relies on trade secrets to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its employees, consultants, collaborators, advisors and corporate partners, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors. See "Business - Patents and Proprietary Technology."

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

The Company is highly dependent on certain members of its management and scientific staff. In addition, the Company relies on consultants and advisors. The loss of any of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. In order to pursue its research and product development plans, the Company will be required to attract and retain additional qualified scientific and other personnel. There can be no assurance that the Company will be successful in attracting and retaining these skilled persons who generally are in high demand by pharmaceutical and biopharmaceutical companies and by universities and other research institutions. The failure to successfully attract and retain qualified personnel, consultants and advisors may impede the achievement of development objectives and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a substantial portion of the stock options currently held by many of the Company's key employees are vested and may be fully vested over the next several years before the Company achieves significant revenues or profitability. The Company intends to grant additional options and provide other forms of incentive compensation to attract and retain such key personnel. See "Business - Scientific Advisory Board" and "Management."

LIMITED MANUFACTURING, MARKETING AND SALES EXPERIENCE

The Company has no experience in manufacturing, and currently lacks the resources or capability to manufacture any of its potential products on a clinical or commercial scale. The Company is currently, and will continue to be, dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of its products. There can be no assurance that the Company will be able to maintain existing agreements for manufacturing of clinical quantities of potential products, that it will be able to enter into additional agreements with other third parties for commercial scale manufacturing or that these parties will be able to develop adequate manufacturing capabilities.

To date, the Company has no experience with sales, marketing or distribution. The Company intends to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market its products. In the event that the Company is unable to reach agreement with one or more pharmaceutical companies to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in commercializing any of its potential products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful. See "Business - Marketing and Sales" and "- Manufacturing."

SIGNIFICANT GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

The research, testing, manufacture and marketing of drug products is subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and FDA refusal to approve pending new drug applications ("NDAs") or supplements to approved NDAs. The Company has not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of its products. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, such approval process is extremely expensive and uncertain. There can be no assurance that the Company's potential products will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, there can be no assurance that the Company will be able to obtain the labeling claims necessary or desirable for the promotion of those products. FDA requirements prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for postmarketing studies. If regulatory approval is obtained, the Company will be subject to ongoing FDA obligations and continued regulatory review. In particular, the Company or its third party manufacturer will be required to adhere to regulations setting forth current Good Manufacturing Practices ("cGMPs"), which require that the Company manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, the Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

Prior to the submission of an NDA, drugs developed by the Company must undergo rigorous preclinical and clinical testing, which may take several years and the expenditure of substantial resources. Before commencing clinical trials in humans, the Company must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any products under development or other future products of the Company would result in FDA permission to commence clinical trials or that the Company will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Success in preclinical studies or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Further, there can be no assurance that if such testing of products under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body, or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of the Company's products. See "Business - Government Regulation."

UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT

The ability of the Company and its potential corporate partners to market and sell its potential products successfully will depend in part on the extent to which reimbursement for the cost of such potential products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. In addition, for sales of the Company's products in Europe, the Company will be required to seek reimbursement on a country-by-country basis. If the Company or any potential corporate partners succeed in bringing any products to market, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payors' reimbursement policies will not adversely affect the Company's or any such potential corporate partner's ability to sell such products on a profitable basis.

PRODUCT LIABILITY EXPOSURE; AVAILABILITY OF INSURANCE

The manufacture and sale of biopharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A successful product liability claim brought against the Company in excess of its insurance coverage, if any, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Product Liability Insurance."

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of contamination or injury from these materials cannot be eliminated completely. In such event, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the Company's business, financial condition or results of operations will not be materially adversely affected by current or future environmental laws or regulations. See "Business - Government Regulation."

ABSENCE OF PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be maintained. The initial public offering price will be negotiated between the Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information related to the method of determining the initial public offering price. The market price of the shares of Common Stock, like that of the common stock of many other biopharmaceutical companies, is likely to be highly volatile. Factors such as the Company's operating results, developments in the Company's relationships with corporate partners, developments affecting the Company's corporate partners, announcements of results of preclinical studies and clinical trials by the Company, its corporate partners or its competitors, negative regulatory action or regulatory approval with respect to the Company or its competitors, announcements of new products by the Company or its competitors, developments related to patent or other proprietary rights by the Company or its competitors, changes in the position of securities analysts with respect to the Common Stock, and market conditions for biopharmaceutical or biotechnology stocks in general, may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of biopharmaceutical, biotechnology and healthcare companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may materially adversely affect the market price of the Common Stock. In some future quarter the Company's operating results may be below the expectations of public market analysts and investors, and, as a result, the price of the Common Stock would likely be materially adversely affected.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW


After this Offering, the Company's officers, directors and principal stockholders will beneficially own approximately 18.12% of the outstanding shares of Common Stock. As a result, such persons may have the ability to effectively control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. In addition, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. See "Principal Stockholders" and "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


Sales of substantial shares of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding 6,830,265 shares of Common Stock. All of the 2,500,000 shares sold in the Offering will be freely transferable as of the date of this Prospectus by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,330,265 shares of Common Stock that will be outstanding upon completion of the Offering (the "Restricted Shares") will be held by officers, directors, employees, consultants and other stockholders of the Company. The Restricted Shares were sold by the Company in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and are "restricted securities" under the Securities Act. Certain holders of Restricted Shares have agreed not to sell their shares without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days from the date of this Prospectus. Upon completion of the Offering, 91,858 shares will be eligible for sale in the public market immediately following the Offering. Beginning 180 days after commencement of the Offering, 2,481,159 Restricted Shares that are subject to lock-up agreements will become eligible for sale in the public markets subject to Rule 144 and Rule 701 under the Securities Act. The remaining 1,757,248 Restricted Shares, which are also subject to such lock-up agreements, will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied. As of September 30, 1996, 803,338 shares were issuable upon exercise of currently outstanding options, all of which are subject to the lock-up agreements described above. Of these shares, 317,093 will be vested 180 days after commencement of the Offering. As of September 30, 1996, 574,504 shares were issuable upon exercise of currently outstanding warrants, of which 490,004 shares are subject to the lock-up agreements described above. Of these shares, 186,926 will become eligible for sale in the public markets subject to Rule 144 beginning 180 days after commencement of the Offering and 303,078 shares will become eligible for sale subject to Rule 144 at various dates thereafter as the holding provisions of Rule 144 are satisfied. In addition, 84,500 shares issuable upon exercise of warrants which are not subject to lock-up agreements, will become eligible for sale in the public markets beginning after September 15, 1997 pursuant to the terms of the individual warrants, subject to Rule 144. Certain holders of shares of Common Stock and securities convertible into or exercisable for shares of Common Stock have certain registration rights under a registration rights agreement among such holders and the Company and certain other agreements. In addition, following completion of the Offering, the Company intends to register under the Securities Act approximately 1,415,666 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Company's Non-Employee Directors' Stock Option Plan, 1994 Equity Incentive Plan, 1992 Stock Option Plan and Employee Stock Purchase Plan (the "Stock Plans") as well as stock options granted outside the Stock Plans. See "Management - Director Compensation," "- Stock Plans," "Shares Eligible for Future Sale" and "Description of Capital Stock - Registration Rights of Certain Holders."

DILUTION; ABSENCE OF DIVIDENDS


The initial public offering price will be substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this Offering will therefore incur immediate, substantial dilution of $4.25 per share in the net tangible book value of Common Stock. Additional dilution will occur upon the exercise of outstanding options and warrants. See "Dilution." The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

The Company was incorporated in Delaware in December 1990 and changed its name to CV Therapeutics, Inc. in June 1992. The Company's executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and its telephone number is (415) 812-0585.

                                USE OF PROCEEDS


The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $17.7 million (approximately $20.5 million if the over-allotment option is exercised in full) at an assumed initial public offering price of $8.00 per share after deducting the estimated underwriting discount and estimated offering expenses payable by the Company.



The Company anticipates using approximately $14.0 million of the net proceeds of the Offering to fund research and development activities, including preclinical testing, clinical trials in support of regulatory approvals and the payment of development milestones. The Company may use approximately $2.0 million of the net proceeds of the Offering to repay a $2.0 million term loan portion of a debt financing with entities associated with Hambrecht & Quist Group. The $2.0 million term loan bears interest at the rate of 9% per year. The Company has the option on or before December 31, 1996 to convert the $2.0 million term loan to an equipment lease which would bear interest at the rate of 9.0% per annum and would have a final maturity in September 1999, in which case a portion of the proceeds would be used to make periodic payments under the lease. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The balance of the net proceeds of the Offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds may be used for the acquisition of complementary businesses, products or technologies. The Company has no present understandings, commitments or agreements, nor is it engaged in any negotiations, with respect to any acquisition. Pending application of the net proceeds of the Offering as described above, the Company intends to invest such proceeds in short-term, investment-grade, interest-bearing financial instruments.



The Company anticipates that its existing resources, including the net proceeds of the Offering and projected interest income will enable the Company to maintain its current and planned operations through late 1998. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in "Risk Factors" and elsewhere in this Prospectus.


                                DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


The following table sets forth as of September 30, 1996, (i) the pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the issuance of 673,997 shares of Common Stock upon the net exercise of certain outstanding warrants upon the closing of this Offering, and (ii) the pro forma capitalization as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company:



                                                                      ----------------------
                                                                        SEPTEMBER 30, 1996
                                                                      ----------------------
                                                                                          AS
IN THOUSANDS, EXCEPT PER SHARE DATA                                    PRO FORMA    ADJUSTED
                                                                      ----------  ----------
                                                                           (UNAUDITED)
Total debt and capital lease obligations, less current portion......     $ 5,000     $ 5,000
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized; no shares issued and outstanding, pro forma
   and as adjusted..................................................           -           -
  Common stock, $0.001 par value; 30,000,000 shares
   authorized; 4,330,265 shares issued and outstanding, pro forma;
   6,830,265 shares issued and outstanding, as adjusted (1).........      52,793      70,468
  Warrants to purchase Common Stock.................................       1,225       1,225
  Notes receivable issued for stock.................................        (171)       (171)
  Deferred compensation.............................................      (2,311)     (2,311)
  Deficit accumulated during the development stage..................     (43,628)    (43,628)
                                                                      ----------  ----------
Total stockholders' equity..........................................       7,908      25,583
                                                                      ----------  ----------
  Total capitalization..............................................     $12,908     $30,583
                                                                      ----------  ----------
                                                                      ----------  ----------


------------------------
(1) Excludes as of September 30, 1996: (i) 803,338 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.16 per share; (ii) 574,504 shares of Common Stock issuable upon exercise of outstanding warrants at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.00 per share; and
(iii) 612,328 shares of Common Stock available for future grant under the Stock Plans. See "Management - Stock Plans", "- Director Compensation" and "Description of Capital Stock."

                                    DILUTION


The pro forma net tangible book value of the Company as of September 30, 1996 was approximately $7,908,000, or $1.83 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding at that date, after giving effect to the issuance of 673,997 shares of Common Stock upon the net exercise of certain outstanding warrants upon closing of this Offering. Without taking into account any other changes in the net tangible book value after September 30, 1996, other than to give effect to the receipt by the Company of the estimated net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share, the pro forma net tangible book value of the Company as of September 30, 1996 would have been $25,583,000, or $3.75 per share. This represents an immediate increase in the pro forma net tangible book value of $1.92 per share to existing stockholders and an immediate dilution of $4.25 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price                                                  $8.00
Pro forma net tangible book value before the Offering                      $1.83
Increase attributable to new investors                                      1.92
                                                                      ----------
Pro forma net tangible book value after the Offering                                   $3.75
                                                                                  ----------
Dilution to new investors                                                              $4.25
                                                                                  ----------
                                                                                  ----------



The following table summarizes, on a pro forma basis as of September 30, 1996, after giving effect to the issuance of 673,997 shares of Common Stock upon the net exercise of certain outstanding warrants upon closing of this Offering, the difference between existing stockholders and purchasers of shares in the Offering (at an assumed initial public offering price of $8.00 per share and before deducting the underwriting discount and estimated offering expenses payable by the Company) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:



                                ----------------------------------------------------------
                                   SHARES PURCHASED      TOTAL CONSIDERATION       AVERAGE
                                ----------------------  ----------------------   PRICE PER
                                    NUMBER     PERCENT      AMOUNT     PERCENT       SHARE
                                ----------  ----------  ----------  ----------  ----------
Existing stockholders            4,330,265       63.4%  $52,037,000      72.2%      $12.02
New investors                    2,500,000        36.6  20,000,000        27.8        8.00
                                ----------  ----------  ----------  ----------
  Total                          6,830,265      100.0%  $72,037,000     100.0%
                                ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------


The foregoing computations exclude as of September 30, 1996: (i) 803,338 shares of Common Stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $2.16 per share; (ii) 574,504 shares of Common Stock issuable upon exercise of outstanding warrants, at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.00 per share; and (iii) 612,328 shares of Common Stock available for future grant under the Stock Plans. To the extent that options or warrants are exercised and shares of Common Stock are issued, there will be further dilution to new investors. See "Management - Stock Plans", "- Director Compensation" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations data for the years ended December 31, 1993, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from the consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the period from inception (December 11, 1990) to December 31, 1992 and the consolidated balance sheet data at December 31, 1992 and 1993 are derived from consolidated financial statements audited by Ernst & Young LLP not included in this Prospectus. The consolidated statements of operations data for the nine months ended September 30, 1995 and 1996 and for the period from inception (December 11, 1990) to September 30, 1996 and the consolidated balance sheet data at September 30, 1996, are derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial position at such date and the results of operations for such periods. The historical results are not necessarily indicative of the results of operations to be expected for the entire year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                       --------------------------------------------------------------------------------------------
                                        INCEPTION                                                                       INCEPTION
                                        (DEC. 11,                                             NINE MONTHS ENDED         (DEC. 11,
                                         1990) TO          YEAR ENDED DECEMBER 31,              SEPTEMBER 30,            1990) TO
                                         DEC. 31,   -------------------------------------  ------------------------  SEPTEMBER 30,
IN THOUSANDS, EXCEPT PER SHARE DATA          1992         1993         1994         1995         1995         1996           1996
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
                                                                                                 (UNAUDITED)          (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
License revenue......................   $       -    $       -    $       -    $       -    $       -    $     250     $      250
Operating expenses:
  Research and development...........       1,167        4,731        8,823       12,856       10,099        5,834         33,411
  General and administrative.........         429          947        2,802        3,402        2,367        2,186          9,766
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
Total operating expenses.............       1,596        5,678       11,625       16,258       12,466        8,020         43,177
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
Loss from operations.................      (1,596)      (5,678)     (11,625)     (16,258)     (12,466)      (7,770)       (42,927)
Interest (income) expense, net.......          34         (161)        (258)         466          288          597            678
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
    Net loss.........................   $  (1,630)   $  (5,517)   $ (11,367)   $ (16,724)   $ (12,754)   $  (8,367)    $  (43,605)
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
                                       -----------  -----------  -----------  -----------  -----------  -----------  --------------
Pro forma net loss per share (1).....                                          $   (4.33)   $   (3.37)   $   (1.78)
                                                                              -----------  -----------  -----------
                                                                              -----------  -----------  -----------
Shares used in computing pro forma
 net loss per share (1)..............                                              3,861        3,780        4,708
                                                                              -----------  -----------  -----------
                                                                              -----------  -----------  -----------

                                          ------------------------------------------------------------
                                                           DECEMBER 31,
                                          ----------------------------------------------
IN THOUSANDS                                    1992        1993        1994        1995
                                          ----------  ----------  ----------  ----------     SEPTEMBER
                                                                                                   30,
                                                                                                  1996
                                                                                          ------------
                                                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short term        $ 4,030     $ 5,466     $ 9,743     $ 5,569      $ 10,484
 investments............................
Working capital.........................       3,904       5,196       7,686         271         8,689
Total assets............................       5,375       7,662      16,099      11,448        15,661
Long-term portion of debt and capital            500         745       2,698       3,402         5,000
 lease obligations......................
Deficit accumulated during development        (1,653)     (7,170)    (18,537)    (35,261)      (43,628)
 stage..................................
Total stockholders' equity..............       4,568       6,363      10,561       1,804         7,908

------------------------
(1) See Note 1 of Notes to Consolidated Financial Statements for a description of the shares used in calculating pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

CVT is a development stage biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel small molecule drugs for the treatment of chronic cardiovascular disease. Since its inception in December 1990, substantially all of the Company's resources have been dedicated to research and development. To date, CVT has not generated any product revenue and does not expect to generate any such revenues for at least several years. As of September 30, 1996, the Company has an accumulated deficit of approximately $43.6 million. The Company expects its sources of revenue, if any, for the next several years to consist of payments under future corporate partnerships and interest income. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. The Company will not receive product revenue unless it completes clinical trials and successfully commercializes one or more of its products.

CVT is subject to risks common to biopharmaceutical companies, including risks inherent in its research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approval. In order for a product to be commercialized, it will be necessary for CVT and its collaborators to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of the Company's product candidates, obtain regulatory clearances and enter into manufacturing, distribution and marketing arrangements, as well as obtain market acceptance. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

REVENUES. The Company recognized revenues of $250,000 for the nine months ended September 30, 1996, compared to no revenues for the nine months ended September 30, 1995. The revenue in 1996 was attributed to a non-refundable, up-front fee earned from a license agreement with Bayer AG.

RESEARCH AND DEVELOPMENT EXPENSES. The Company's research and development expenses decreased to $5.8 million for the nine months ended September 30, 1996, compared to $10.1 million for the nine months ended September 30, 1995. The higher expenses in 1995 were largely due to higher development expenditures associated with the CVT-1 hypercholesterolemia program, which was terminated in late 1995 and for which minimal costs were incurred in 1996. In addition, research and development expenses decreased in 1996 as a result of a decrease in research personnel and related expenses resulting from a reduction in headcount in November 1995, partially offset by a $750,000 license fee paid to a collaborative partner in March 1996 in equity securities. Under a current license agreement, the Company may be obligated to make milestone payments totaling $3.0 million to Syntex in 1997 unless the Company elects to terminate the agreement. In addition, the Company expects research and development expenses to increase significantly over the next several years as the Company expands research and product development efforts and amortizes deferred compensation expense. See Note 8 of Notes to Consolidated Financial Statements.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $2.2 million for the nine months ended September 30, 1996 compared to $2.4 million for the nine months ended September 30, 1995.

The Company expects general and administrative expense to increase in the future due to an increase in the level of the Company's activities, additional expenses associated with being a public company and amortization of deferred compensation expense. See Note 8 of Notes to Consolidated Financial Statements.

INTEREST EXPENSE, NET. Interest expense, net increased to $597,000 for the nine months ended September 30, 1996, compared to $288,000 for the nine months ended September 30, 1995, as a result of higher loan balances and prepayment penalties associated with a restructuring of the Company's debt, partially offset by higher average cash balances. The Company expects that interest expense, net will decrease as a result of lower debt costs associated with the Company's debt restructuring and anticipated increases in interest income generated from the proceeds of the Offering.

The Company records and amortizes over the related vesting periods deferred compensation representing the difference between the exercise price of options granted and the deemed fair value of its Common Stock at the time of grant. Options generally vest over four years. Deferred compensation of approximately $2.3 million will be recorded and amortized to both research and development expenses as well as general and administrative expenses over the related vesting periods of the options granted during the nine months ended September 30, 1996.

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

RESEARCH AND DEVELOPMENT EXPENSES. The Company's research and development expenses increased to $12.9 million for the year ended December 31, 1995, from $8.8 million for the year ended December 31, 1994, and $4.7 million for the year ended December 31, 1993. Research and development expenses increased as a result of higher development expenses primarily associated with the CVT-1 program which was terminated in late 1995, along with higher expenses associated with the hiring of additional personnel to support the Company's expanding research and product development efforts.

GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses increased to $3.4 million for the year ended December 31, 1995, from $2.8 million for the year ended December 31, 1994, and $947,000 for the year ended December 31, 1993, primarily as a result of costs associated with the increasing level of the Company's activities, including increased headcount and related expenses.

INTEREST EXPENSE, NET. Interest expense, net increased to $466,000 for the year ended December 31, 1995, from interest (income), net of $(258,000) for the year ended December 31, 1994, and interest (income), net of $(161,000) for the year ended December 31, 1993. These changes relate primarily to increased debt balances and decreased cash and investment balances.

The Company has not generated significant taxable income to date. At December 31, 1995, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $32.0 million. Because the Company has experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2007 through 2010 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before becoming available to reduce the Company's federal income tax liabilities.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through private placements of preferred equity securities, equipment and leasehold improvement financing and other debt financing. As of September 30, 1996, the Company had received approximately $50.4 million in net proceeds from the sale of equity securities, and approximately $8.9 million from equipment and leasehold financings and term loans. On September 30, 1996, the Company refinanced its existing debt obligations with a $5 million debt financing with entities associated with Hambrecht & Quist Group. See Note 5 of Notes to Consolidated Financial Statements.

Cash, cash equivalents and short-term investments at September 30, 1996 totalled $10.5 million compared to $5.6 million at December 31, 1995. The increase in 1996 was due to receipt of the net proceeds from the sale of equity securities. The Company's funds are currently invested in short-term, investment grade, interest-bearing debt obligations.

Net cash used in operations for the nine months ended September 30, 1996 was $6.2 million, compared to $10.6 million for the nine months ended September 30, 1995. The decrease in cash used in operations was primarily a result of a decrease in development expenses and reduced headcount and related expenses. Net cash used in operations in 1995 was $14.3 million, compared to $10.3 million in 1994. Net cash used in operations increased primarily due to the increase in development expenses, most of which were related to clinical trials and other development expenditures for the CVT-1 program.

Through September 30, 1996, the Company had invested approximately $6.1 million in property and equipment, of which approximately $4.4 million was financed through the Equipment and Leasehold Financings. Minimum payments made under the equipment and leasehold financings and other debt financings were approximately $1.6 million in the nine months ended September 30, 1996 and $1.1 million in the year ended December 31, 1995.


On September 27, 1996, the Company completed a refinancing of its existing debt obligations with $5.0 million of debt financing from entities associated with Hambrecht & Quist Group (the H&Q Debt Financings). The H&Q Debt Financings consist of a $3.0 million term loan which bears interest at the rate of 9.0% per annum, secured by all of the assets of the Company, and has a final maturity in September 1999, and a $2.0 million term loan which bears interest at 9.0% per annum due January 1, 1997. The Company has the option on or before December 31, 1996 to convert the $2.0 million term loan to an equipment lease which would bear interest at the rate of 9.0% per annum and would have a final maturity in September 1999. The Company intends to convert the term loan into an equipment lease if it does not complete the Offering prior to December 31, 1996. If the Company does not raise a minimum of $13.0 million in gross proceeds through the sale of equity securities by March 1998, the Company can elect to defer payments under either the term loan (or the equipment lease) until March 1998 and minimum subsequent payments would total $3.2 million in 1998 and $1.8 million in 1999. Otherwise, maximum payments could total $2.0 million, $1.7 million, and $1.3 million in 1997, 1998 and 1999, respectively. See Note 5 of Notes to Consolidated Financial Statements.



The Company will require substantial additional funding after this Offering in order to complete its research and development activities and commercialize any potential products. The Company currently estimates that its existing resources, including the net proceeds from this Offering and projected interest income, will enable the Company to maintain its current and planned operations through late 1998. However, there can be no assurance that the Company will not require additional funding prior to such time. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in "Risk Factors" and elsewhere in this Prospectus. If the Company is unable to establish corporate partnerships for development of CVT-124 and ranolazine, the Company's future capital requirements will increase substantially. In addition, the Company's future capital requirements will depend on many other factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's capital requirements will be available on acceptable terms or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose or may adversely affect the Company's ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

                                    BUSINESS

OVERVIEW

The Company is a biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases. Molecular cardiology was developed, in part, by CVT scientists and their academic collaborators and is based upon the application of molecular biology and genetics to cardiovascular diseases. This discipline has yielded new insights into the mechanisms underlying chronic cardiovascular diseases and has enhanced the search for innovative cardiovascular drugs by providing an increasing number of new molecular targets for drug discovery. To date, CVT has discovered five compounds and completed the strategic in-license of a sixth compound for treatment of chronic cardiovascular diseases.

Two of the Company's drug candidates, CVT-124 and ranolazine, are in clinical trials. CVT-124 is an adenosine A(1) receptor antagonist discovered by CVT. Adenosine A(1) receptor antagonists block certain actions of adenosine, a hormone that modulates different functions of the cardiovascular system. CVT-124 has potential applications in the treatment of edema (fluid accumulation) associated with congestive heart failure ("CHF") and in the prevention and treatment of acute renal failure. A Phase I/II study completed by the Company in the United States indicated that CVT-124 is generally well tolerated and produces diuretic activity in healthy volunteers. Approximately one-quarter of the 875,000 patients in the United States hospitalized with a primary diagnosis of CHF exhibit resistance to current intravenous diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

The Company's second compound in clinical trials, ranolazine, is a novel compound for the treatment of angina. Ranolazine was licensed from Syntex in March 1996. Its novel metabolic mechanism of action was discovered, in part, by cardiovascular researchers now at or associated with CVT. In Phase I and Phase II clinical trials conducted by Syntex, ranolazine IR was administered to over 1,200 patients. These clinical trials have indicated that ranolazine IR improved exercise tolerance in angina patients without adversely affecting heart rate or decreasing blood pressure, a clinical profile absent from currently available drugs. Based on these data, as well as Syntex pilot Phase II data with ranolazine SR for intermittent claudication (pain in the legs due to insufficient blood flow), the Company intends to commence further clinical trials of ranolazine SR. The Company believes ranolazine could particularly benefit angina patients who also suffer from CHF or remain symptomatic despite maximal doses of currently available anti-anginal drugs. In the United States, approximately 6.7 million patients are currently diagnosed with angina. Based on published studies, approximately one-third, or 2.2 million, are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

Four other compounds discovered by the Company are in preclinical studies. CVT-313 is a selective inhibitor of the cell cycle enzyme, cyclin-dependent kinase 2 ("CDK2"). The Company believes that CVT-313 may be useful in a variety of cellular proliferative disorders, including the prevention of restenosis, as an adjunct to coronary artery bypass surgery and as a treatment for cardiomyopathy (heart muscle damage). CVT-634, an inhibitor of another cell cycle regulating enzyme, is also being evaluated in animal models of chronic cardiovascular disease. CVT-609 and CVT-429 are highly selective adenosine A(1) receptor agonists which the Company believes may have potential activity in treating certain common cardiac arrhythmias. The Company believes that compared to current therapies, these compounds may offer an improved clinical profile for immediate treatment of these arrhythmias without unwanted blood pressure lowering effects.

In addition, the Company has discovered a novel inflammatory factor found in human cardiovascular diseases, which it partnered to Bayer AG for continued development.

BACKGROUND

The cardiovascular system is comprised of the heart, the blood vessels, the kidneys and the lungs. Together, the components of the cardiovascular system deliver oxygen and other nutrients to the tissues of the body and remove waste products. The heart propels blood through a network of arteries and veins. The kidneys closely regulate the blood volume and the balance of electrolytes (such as sodium, potassium and chloride) in the blood, and the lungs oxygenate the blood and remove carbon dioxide. To accomplish these tasks, the cardiovascular system must maintain adequate blood flow, or cardiac output. Cardiac output is determined by such factors as heart rate and blood pressure, which in turn are controlled by a variety of hormones such as adrenaline, angiotensin and adenosine. These hormones are small molecules which exert their effects by binding to specific receptors on the surfaces of a variety of cell types in the heart, lungs, blood vessels and kidneys. Any significant disruption of this system results in cardiovascular disease.

Cardiovascular disease is the leading cause of death in the United States, claiming more than 950,000 lives in 1993. The American Heart Association projects the total cost of cardiovascular medications in the United States for 1996 at $11 billion.

Chronic cardiovascular diseases, including atherosclerosis (hardening of the arteries), hypertension (high blood pressure) and others, may cause permanent damage to the heart and blood vessels, leading to CHF, (4.7 million patients), angina (6.8 million patients) and, heart attack (1.5 million patients). CHF occurs when the heart becomes weakened and, as a result, can no longer maintain adequate blood circulation throughout the body. The kidneys respond to this decrease in blood flow by increasing the retention of salt and water, leading to chronic symptoms such as shortness of breath and edema (fluid retention) in the legs and lungs. Molecular cardiology has provided new insight into the mechanisms underlying chronic cardiovascular diseases, thus creating the opportunity for improved therapies.

Over the past twenty years, drugs such as nitrates, beta blockers, calcium channel blockers and ACE inhibitors, have been developed to treat cardiovascular diseases. These drugs have contributed to an increase in the survival of patients who suffer from chronic cardiovascular disease; however, they also can cause a variety of undesirable side effects, including fatigue, depression, impotence, headaches, palpitations and edema.

BUSINESS STRATEGY

The Company's strategy is to become a leader in the development of novel, cost-effective treatments for chronic cardiovascular diseases by leveraging its expertise in molecular cardiology. The Company is developing products based on small molecules designed to (i) utilize novel mechanisms of action, (ii) address segments of the cardiovascular patient population which are either underserved or not treatable by existing therapies, and (iii) offer the currently served cardiovascular patient population the potential for improved efficacy with fewer side effects than available drugs.

The Company believes that it can best utilize its internal resources by concentrating its activities on discovery, preclinical evaluation and early clinical phases of drug development. The Company intends to establish partnerships with pharmaceutical companies for later stage clinical trials and marketing and sales activities for its products. The Company believes that such partnerships will enable it to more effectively and economically develop and market its initial products.

DRUG DISCOVERY PLATFORM

CVT's drug discovery platform supports several programs, including those focused on the adenosine A(1) receptor, the cell cycle and chronic inflammation in the cardiovascular system. These programs have produced compounds currently in clinical or preclinical development or outlicensed for use in third party drug discovery programs. CVT's expertise in molecular cardiology and drug development has been critical to the identification of these drug candidates.

The Company believes that its drug discovery platform allows it to efficiently select novel, clinically relevant drug candidates that have a significant probability of commercial potential. CVT first evaluates new targets with respect to clinical relevance and suitability for small molecule inhibition. CVT then utilizes a highly integrated, multidisciplinary approach to produce novel small molecules as drug candidates for these targets. The Company combines molecular modeling and combinatorial chemistry to assemble targeted libraries of new chemical entities, an approach which the Company believes expedites the identification of potential drug leads. The Company has developed a comprehensive proprietary database correlating biological activity of candidate drugs with their structures. From this database, CVT identifies final lead compounds based on predetermined development criteria including potency, specificity, manufacturability, and pharmacologic activity in animal and IN VITRO models. The Company determines the proper selection of cell-based assays and animal models of disease to enhance development of the drug candidate based on its projected use in the clinical setting.

PRODUCTS UNDER DEVELOPMENT

The Company's products under development include:

 PRODUCT           TARGET                 INDICATION             DEVELOPMENT STATUS(1)
----------  --------------------  ---------------------------  --------------------------

CVT-124     A(1) receptor         Edema associated with CHF    Phase I/II completed
            (antagonist)          Acute Renal Failure          Phase I completed

RANOLAZINE  Glucose metabolism    Angina                       Phase II completed
                                  Intermittent Claudication    Pilot Phase II completed

CVT-609     A(1) receptor         Supraventricular             Preclinical
            (agonist)              Tachycardia

CVT-429     A(1) receptor         Supraventricular             Preclinical
            (agonist)              Tachycardia

CVT-313     CDK2                  Restenosis, Arterial Bypass  Preclinical
                                   Graft, Cardomyopathy

CVT-634     Proteasomal protease  Restenosis, Arterial Bypass  Preclinical
                                   Graft, Cardiomyopathy

------------------------
(1) "Phase II" indicates initial efficacy testing in a limited patient population.
"Phase I/II" indicates testing in humans for safety and preliminary indications of biological activity.
"Phase I" indicates initial safety testing and pharmacological profiling in humans.
"Preclinical" indicates lead compound selected for development which meets predetermined criteria for potency, specificity, manufacturability, and pharmacologic activity in animal and IN VITRO models.

CVT-124

The Company believes that CVT-124 is the most potent and selective adenosine A(1) receptor antagonist reported to date. Preclinical studies and clinical trials have shown statistically significant increases in sodium excretion in response to CVT-124. Thus, the Company believes that CVT-124 has the potential to be an effective new therapy for treatment of edema due to CHF and prevention and treatment of acute renal failure and is developing it for these uses.

CVT-124 was identified in the Company's adenosine A(1) receptor program. This program is focused on the development of agents that are highly selective for the adenosine A(1) receptor and has produced both antagonists and agonists to this class of receptors. The Company continues to explore additional applications of the technology developed in the adenosine A(1) receptor program.

Adenosine is a naturally occurring hormone that modulates different functions of the heart, brain, kidney and blood vessels. Its actions are mediated in these organs by two classes of receptors, A(1) and A(2), that stimulate very different physiological effects that can be separately targeted in drug development. Adenosine A(1) receptors are located on the proximal tubules of the kidney where they stimulate reabsorption of sodium and hence of water. The Company believes that it was among the first to identify the presence of these adenosine A(1) receptors in the proximal tubule of the kidney. In contrast to A(1) receptors, adenosine A(2) receptors stimulate the dilation of blood vessels in the heart, muscles and kidney thereby lowering blood pressure.

CVT has focused on creating an adenosine A(1) receptor antagonist specific enough to avoid blocking the A(2) receptor and thus avoiding unintended side effects. This concept was developed based on the Company's insight into the newly discovered role of the A(1) receptor on the proximal tubule cell of the kidney and its potential importance in treatment of edema states, such as CHF, which are characterized by excessive accumulation of sodium and water in the body.

INDICATIONS

EDEMA ASSOCIATED WITH CONGESTIVE HEART FAILURE. Approximately 4.7 million people in the United States suffer from CHF, with an estimated 400,000 new diagnoses each year. These patients typically seek medical help because of edema, an accumulation of fluid in the lungs and extremities. Approximately 875,000 patients are hospitalized each year in the United States with a primary diagnosis of CHF, and CHF is the leading cause of hospital admissions among patients over 65. Approximately one-quarter of these hospitalized patients exhibit resistance to current intravenous diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

Edema fluid accumulates in the body because of adaptations by the kidney during CHF. Each kidney is comprised of approximately one million tiny blood filtering units called nephrons. (See Figure 1) Normally in each nephron, blood is filtered at the renal glomerulus and sodium and water are reabsorbed by the kidney at three locations further along the nephron. Fifty to seventy percent of the filtered sodium is reabsorbed at the proximal tubule, the portion of the nephron closest to the glomerulus. Up to 40% is reabsorbed at the loop of Henle, and the remaining portion, usually less than 10%, is reabsorbed at the distal tubule. The filtered, non-reabsorbed impurities wash out into the urine. In patients suffering from CHF, blood flow through the kidney decreases because of the poor pumping function of the heart. The kidney interprets this event as blood loss and attempts to increase its retention of salt and water to maintain blood pressure. It does this by shifting more (up to 99%) of its reabsorption of sodium to the proximal tubule. The result is the harmful build-up of salt and water in the body, leading to edema.

           Graphical description of sodium reabsorption in the kidney

Current treatment of CHF consists of therapy designed to improve the pumping function of the heart combined with the administration of diuretics to eliminate excess sodium and water from the body by blocking reabsorption in the kidney. However, current diuretic therapies inhibit sodium reabsorption either at the loop of Henle (furosemide) or the distal tubule (thiazides and spironolactone), where as little as one percent of reabsorption of sodium can take place in patients with advanced CHF. Since increasing amounts of sodium are reabsorbed proximally as CHF worsens, distally acting drugs are correspondingly less effective over time and patients become more symptomatic. Approximately one quarter of hospitalized CHF patients exhibit resistance to current intravenous diuretic therapies due to excessive fluid reabsorption in the proximal tubule, and no therapy currently exists which targets this site of the disease process. The dosage for the most commonly prescribed diuretics for edema associated with CHF are often increased as the disease progresses, and therefore are increasingly associated with toxic side effects, including potassium loss, which may lead to an increased incidence of cardiac arrhythmias if potassium is not monitored and replaced, and uric acid build-up which may lead to gout.

Preclinical studies conducted by the Company have indicated that CVT-124 acts as a potent diuretic by blocking the adenosine A(1) receptors in the proximal tubule that would ordinarily stimulate sodium reabsorption at that site. These studies also indicated that CVT-124 acted at the distal tubule to reduce sodium reabsorption and minimize potassium excretion. This combination of diuretic mechanisms indicates a unique clinical profile as compared to currently available drugs and suggests that CVT-124 may be particularly useful in the treatment of edema associated with CHF on an acute and chronic basis.

      Presentation of potential advantages of CVT over existing diuretics

CVT completed a double-blind, placebo-controlled Phase I/II trial of intravenous CVT-124 in 26 healthy volunteers. Data from this trial support CVT-124's combination of diuretic mechanisms. Statistically significant, dose-related increases in sodium excretion were observed in response to CVT-124, amounting to a doubling or more in the excretion of sodium compared to placebo. In contrast, mean potassium excretion did not show clinically significant increases. Uric acid excretion was also significantly increased by CVT-124 compared to placebo. CVT-124 was generally well-tolerated.

ACUTE RENAL FAILURE. Acute renal failure is a decline in kidney function that may require temporary or chronic therapy with dialysis procedures. Acute renal failure is a complication of certain general medical conditions associated with low blood flow and certain commonly used medications or diagnostic agents, such as cyclosporine, gentamicin, amphotericin, cisplatin, and radiocontrast dye used in x-ray studies. Because the A(1) receptor may be relevant in this type of kidney failure, CVT is planning clinical trials in acute renal failure to assess the opportunity for its treatment and prevention by CVT-124.

FUTURE DEVELOPMENT OF CVT-124

While the Company's clinical trials to date have utilized an intravenous formulation of CVT-124, the Company intends to develop CVT-124 in intravenous and oral formulations, both for the treatment of edema in fluid-retaining states like CHF and for the treatment or prevention of acute renal failure. There can be no assurance that CVT-124 will prove to be safe or efficacious in humans or that CVT-124 will obtain FDA or other regulatory or foreign marketing approval for any indication.

The Company is currently planning three clinical trials: a Phase II intravenous trial in stable CHF (18-24 patients); a Phase II intravenous trial in renal transplant patients with acute renal failure (30-40 patients); and a Phase I trial to explore the feasibility of an oral formulation (6-8 patients). The first of these trials is planned to begin in the first half of 1997. The Company's current estimate of the commencement of various clinical trials included in this Prospectus are forward-looking statements that involve risks and uncertainties. The actual clinical trial dates could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the Company's success in completing preclinical development and the other factors set forth under "Risk Factors" and elsewhere in this Prospectus.

RANOLAZINE

Ranolazine is a patented compound which has been tested by Syntex in Phase I and Phase II trials in patients with angina. The compound fits the Company's criteria for development candidates as it is a small molecule which works through a novel mechanism of action. The Company successfully obtained a license for ranolazine from Syntex in March 1996, after the acquisition of Syntex by Roche. The Company is developing ranolazine to treat angina because the Company believes it does not impair blood pressure or heart rate and has an improved tolerability profile.

Ranolazine acts by modulating the body's metabolism to shift the source of energy for the heart from fatty acid toward glucose. Ranolazine decreases the heart's oxygen demand for a given level of cardiac work because less oxygen is required to produce an equivalent amount of energy from glucose than from fatty acids. The Company believes this effect on muscle metabolism may also benefit patients suffering from intermittent claudication.

INDICATIONS

ANGINA. Angina is a clinical syndrome manifested by chest pain caused by myocardial ischemia (insufficient blood flow to the heart muscle) due to blockage of the coronary arteries. Patients usually experience chest pain on exertion which can become more severe over time. In the United States, approximately 6.7 million patients are currently diagnosed with angina. Based on a published multicenter study involving over 5,000 angina patients, over half of these patients are currently being treated with multiple medications, including nitrates, beta blockers and calcium channel blockers. These anti-anginal drugs accounted for over $3.0 billion in U.S. sales in 1995. Based on published studies, approximately one-third, or 2.2 million, of angina patients are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

All currently available drugs to treat angina reduce the heart's oxygen demand by reducing cardiac work via hemodynamic mechanisms (reduction of pump function, heart rate, and/or blood pressure). These hemodynamic effects can limit or prevent the use of currently available drugs in patients whose blood pressure or cardiac function is already decreased. These effects can be particularly pronounced when these drugs are used in combination. Additional adverse effects include lower extremity edema associated with calcium channel blockers, impotence and depression associated with beta blockers and headaches associated with nitrates. Consequently, for some patients, presently available medical treatment cannot provide complete relief of angina without unacceptable adverse effects. The following table sets forth the mechanisms through which anti-anginal drugs operate:


                                    MECHANISMS FOR ANTI-ANGINAL AGENTS
                            CHANGE IN   CHANGE IN BLOOD
THERAPY                    HEART RATE      PRESSURE                          MECHANISM
Nitrates                      None        down arrow     Vasodilation
Beta Blockers              down arrow     down arrow     Decreased Pump Function
Calcium Channel Blockers   down arrow     down arrow     Decreased Pump Function, Vasodilation
Ranolazine                    None           None        Metabolic Modulation

Ranolazine IR has been administered to over 200 healthy human volunteers and over 1,200 patients with ischemic heart disease or CHF in clinical trials conducted by Syntex. Placebo controlled ranolazine IR trials involving treadmill testing in patients with chronic stable angina have demonstrated statistically significant and clinically meaningful increases in (i) exercise time to onset of angina, (ii) total exercise duration, and (iii) exercise time to onset of an electrocardiographic change associated with insufficient blood flow to the heart muscle. The anti-anginal effect of ranolazine IR was observed in these trials regardless of whether the drug was given alone or in combination with beta blockers or calcium channel blockers, and the drug was generally well tolerated without a significant incidence of adverse events.

In initial clinical trials, ranolazine IR was administered on a three times daily schedule. To achieve a more commercially attractive product with a twice-daily dosing schedule, Syntex developed ranolazine SR. In volunteer trials conducted by Syntex, the SR formulation maintained ranolazine plasma concentrations in the range associated with increased exercise times in the stable angina trials of ranolazine IR.

Although CVT intends to pursue regulatory approval for treatment of all patients with chronic angina, the Company believes angina patients who are resistant to currently available treatments and those with angina and CHF would represent the initial market for ranolazine.

INTERMITTENT CLAUDICATION. Intermittent claudication is a clinical syndrome manifested by pain in the legs during exercise. Like angina, this syndrome is caused by blockage or narrowing of arteries. These patients generally either limit their activity or in severe cases undergo vascular surgery. Over two million people in the United States suffer from intermittent claudication. Only one drug is approved by the FDA to treat this condition in the United States, and worldwide sales in 1995 were approximately $400 million.

A pilot trial of ranolazine SR in patients with intermittent claudication was completed by Syntex in 1994. Ranolazine SR was generally well tolerated and exhibited a trend toward prolongation of exercise duration and time to onset of claudication. This clinical trial was not intended to be large enough to demonstrate statistical significance. Further trials will be required to demonstrate the utility of ranolazine SR for this indication.

DEVELOPMENT HISTORY OF RANOLAZINE

Following the acquisition of Syntex by Roche in 1994, ranolazine clinical development was discontinued. Previously, Syntex had met with the FDA to establish a Phase III clinical development program for ranolazine SR in both angina and intermittent claudication and had begun enrollment in an angina Phase III trial in late 1994.

FUTURE DEVELOPMENT OF RANOLAZINE

CVT is actively seeking a corporate partner for the development of ranolazine, prior to initiating new Phase III trials in angina which the Company currently expects to involve several hundred patients. The Company's clinical development plan for ranolazine assumes that Phase I data and several Phase II angina trials with ranolazine IR combined with Phase I data and safety and tolerability data from a pilot Phase II trial for intermittent claudication with ranolazine SR will be accepted by the FDA to initiate Phase III trials with ranolazine SR. There can be no assurance that such clinical data will be accepted by the FDA in support of initiation of such Phase III trials with ranolazine SR or that the Company will not be required or otherwise choose to conduct additional Phase II clinical trials of ranolazine SR prior to commencement of Phase III clinical trials. Commencement of the Phase III trials by Syntex in 1994 was based upon Phase I and II ranolazine IR data combined with Phase I ranolazine SR data. The Company has initiated pharmacological and mechanism studies and is engaged in the transfer of manufacturing technology from Syntex. There can be no assurance that the Company will obtain a corporate partner to initiate Phase III trials, that ranolazine will obtain FDA or other regulatory or foreign marketing approval for any indication.

CVT-609 AND CVT-429

CVT-609 and CVT-429 were designed and synthesized in the Company's adenosine A(1) receptor program. The Company believes that CVT-609 and CVT-429 may have potential application in treating supraventricular tachycardia, as well as additional applications. Based on preclinical data, the Company believes CVT-609 and CVT-429 are among the most selective adenosine A(1) receptor agonists reported. Preclinical studies conducted by the Company indicated that CVT-609 and CVT-429 slowed electrical impulses in the conduction tissue of the heart by stimulating the adenosine A(1) receptor.

Supraventricular tachycardias (atrial fibrillation, atrial flutter and AV nodal re-entrant tachycardias) are among the most common cardiac arrhythmias complicating ischemic heart disease and cardiac surgical procedures and account for over 300,000 new hospital admissions in the United States each year. They originate in the atria as rapid and irregular heart beats that then spread to the ventricles. The ventricular contractions stimulated by the atrial impulses can be so fast and irregular that cardiac function can be severely compromised, resulting in dangerously low blood pressure, fluid in the lungs, and ischemic damage to the heart, brain and other organs.

Because of the severity of these conditions and the need to treat patients quickly, intravenous therapies are typically used. Current medical therapies aim to slow the heart to a normal rate but have significant limitations in the acute care setting. Digitalis is effective in controlling heart rate, but requires a long time to take effect, which can be dangerous in patients with a failing heart. Calcium channel blockers, beta blockers and adenosine act quickly but are themselves associated with hypotension and depressed cardiac function, potentially exacerbating the condition of patients already experiencing cardiac dysfunction as a complication of the tachycardia.

For the treatment of supraventricular tachycardia, selective stimulation of the A(1) receptor is required to slow the heart rate without significant stimulation of the A(2) receptor which would lower blood pressure. The Company has identified CVT-609 and CVT-429 as candidates for clinical development of intravenous agents and is proceeding with preclinical studies.

CVT-313 AND CVT-634

CVT-313 and CVT-634 were designed and synthesized in the Company's cell cycle inhibitor program. The goal of this program is to develop a new class of therapeutics that suppresses abnormal cellular proliferation, which contributes to progressive cardiovascular diseases. Excessive proliferation of cardiovascular connective tissue cells or vascular smooth muscle cells causes the scarring and loss of function that is characteristic of chronic diseases of the heart, blood vessels and kidneys. Several of the Company's scientists and scientific advisors have been among the leaders in identifying the role of cell proliferation in causing a variety of cardiovascular diseases. As part of its drug discovery strategy, the Company has focused upon newly discovered enzymes referred to collectively as the cell cycle enzymes that regulate cellular proliferation. In particular, two important targets identified by the Company, CDK2 and the proteasomal protease, may have different clinical applications. The Company is continuing to explore other cell cycle regulatory enzymes as potential targets in this program. CVT 313 is a novel compound which specifically inhibits CDK2, a critical regulatory protein which participates in the control of the cell cycle. CDK2, whose three dimensional structure was first determined by academic collaborators of the Company, is central to cellular proliferation and was chosen as the Company's first target in the cell cycle inhibitor program. Preclinical studies have shown significant reduction of restenosis after vascular injury, both confirming the appropriate selection of the target and identifying a potential initial clinical application.

CVT-634, also identified in this program, has been shown to be a potent inhibitor of proteasomal protease, which regulates both CDK2 activation and macrophage activation. CVT-634 has been shown in preclinical studies to control smooth muscle cell proliferation. This compound is undergoing further preclinical testing.

CHRONIC ANTI-INFLAMMATORY INHIBITORS

CVT is seeking to address chronic inflammatory diseases of the cardiovascular system by targeting macrophage infiltration into the heart and kidney. Activated macrophages are a type of white blood cell found in lesions associated with virtually all chronic cardiovascular diseases, including atherosclerotic plaque, and are known to secrete growth factors which promote cellular proliferation and scarring. The Company has discovered a novel inflammatory factor in this program which has been partnered to Bayer AG for continued development.

LICENSES AND COLLABORATIONS

CVT has licensed certain chemical compounds from academic collaborators and other companies and has applied its drug discovery strategies to analog and optimize these structures and to identify applications for preclinical and clinical development. Once these drug candidates enter clinical trials, the Company intends to establish strategic partnerships to expedite development and commercialization. For those programs which provide knowledge useful in the identification of compounds with potential application outside of chronic cardiovascular disease, the Company intends to find corporate partners at the preclinical stage. The Company's licenses and collaborations currently in effect include:

UNIVERSITY OF FLORIDA RESEARCH FOUNDATION

In June 1994, the Company entered into a license agreement with the University of Florida Research Foundation, Inc. ("UFRFI") under which the Company received exclusive worldwide rights to develop adenosine A(1) receptor antagonists and agonists for the detection, prevention and treatment of human and animal diseases. In consideration for the license, the Company paid UFRFI an initial license fee and is obligated to pay royalties based on net sales of products which utilize the licensed technology. Pursuant to the agreement, the Company must exercise commercially reasonable efforts to develop and commercialize one or more products covered by the licensed technology and is obligated to meet milestones in completing certain preclinical work. In the event the Company fails to reach those milestones, UFRFI may convert the exclusive license into a non-exclusive license. As part of the license agreement with UFRFI, the Company entered into a research agreement with the University of Florida.

SYNTEX/ROCHE

In March 1996, the Company entered into a license agreement with Syntex for United States and foreign patent rights to a compound having the generic name of ranolazine for products treating angina and certain other cardiovascular indications. The agreement provides for Syntex to also supply certain quantities of the compound to the Company. The license agreement is exclusive and worldwide except for the following countries which Syntex licensed exclusively to Kissei Pharmaceuticals, Ltd. of Japan: Japan, Korea, China, Taiwan, Hong Kong, the Philippines, Indonesia, Singapore, Thailand, Malaysia, Vietnam, Myanmar, Laos, Cambodia and Brunei. Under the license agreement, the Company paid an initial license fee. In addition, the Company is obligated to make payments on the achievement of certain development milestones and to make royalty payments based on net sales of products which utilize the licensed technology. The Company is required to use commercially reasonable efforts to develop the compound for angina within certain milestone guidelines. The Company may be obligated to make milestone payments totaling $3.0 million to Syntex in 1997 unless the Company elects to terminate the agreement. The license agreement also sets milestones within which the Company must launch products in each country covered by the license or lose exclusivity in such territories.

BAYER AG

In May 1996, the Company granted an exclusive worldwide license to Bayer AG for a novel inflammatory factor for preclinical and clinical development for any therapeutic, prophylactic or diagnostic use in humans or animals. In consideration of this license, Bayer AG paid the Company a non-refundable license fee of $250,000, and agreed to make certain cash milestone payments related to the progress of product development. Bayer AG is also obligated to pay the Company royalties based on net sales of products which utilize the licensed technology. The Company is responsible for the expenses of patent prosecution for the licensed technology. Bayer AG may terminate the agreement for any reason upon written notice to the Company.

MARKETING AND SALES

The Company currently has no sales, marketing or distribution capability. The Company intends to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market its products. In the event that the Company is unable to reach agreement with one or more pharmaceutical companies to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in commercializing any of its potential products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

MANUFACTURING

CVT does not currently operate manufacturing facilities for clinical or commercial production of its proposed products. The Company has no experience in, and currently lacks the resources and capability to, manufacture any of its proposed products on a commercial scale. Accordingly, the Company is, and will continue to be, dependent on corporate partners, licensees or other third parties for clinical and commercial scale manufacturing. The Company does have experience in the transfer of synthetic technology from discovery to scale-up manufacturing facilities, having successfully executed technology transfer for the manufacture of clinical supplies of one orally administered agent and one intravenously administered agent. CVT-124 is currently being manufactured to supply clinical trials by a third party, and the Company is currently negotiating with third party manufacturers for clinical scale production of ranolazine. There can be no assurance that the Company will be able to reach satisfactory agreements with its partners or third parties or that such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities of products.

PATENTS AND PROPRIETARY TECHNOLOGY

Patents and other proprietary rights are important to the Company's business. The Company's policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of its business. The Company also relies on trade secrets, confidentiality agreements and other protective measures to protect its technology and proposed products. The Company's failure to obtain patent protection or otherwise protect its proprietary technology or proposed products may have a material adverse effect on the Company's competitive position and business prospects.

The Company owns four pending patent applications in the United States relating to an inflammatory factor licensed to Bayer AG, CVT-609/429, CVT-313 and CVT-634, as well as one foreign patent application with respect to the inflammatory factor licensed to Bayer. In addition, the Company has acquired an exclusive license to one United States issued patent, two United States patent applications and related foreign patent applications related to CVT-124. The Company also has acquired a license which is exclusive in certain territories to three United States issued patents, one United States patent application and related foreign patent applications related to ranolazine. The patent application process takes several years and entails considerable expense. There is no assurance that patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect the Company's technology. One of the primary patents relating to ranolazine will expire in May 2003 unless the Company is granted an extension based upon delays in the FDA approval process.

Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent application. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. There can be no assurance that third parties will not assert patent or other intellectual property infringement claims against the Company with respect to its products or technology or other matters. There may be third party patents and other intellectual property relevant to the Company's products and technology which are not known to the Company.

Patent litigation is becoming more widespread in the biopharmaceutical industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Although no third party has asserted that the Company is infringing such third party's patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that the Company would prevail in any such litigation, or that the Company would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If other companies prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings to determine priority of invention which could result in substantial cost to the Company even if the outcome is favorable to the Company.

The Company also relies on trade secrets, confidentiality agreements and other protective measures to protect its technology and proposed products. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to the Company's trade secrets or disclose such technology to the public, or that the Company can maintain and protect unpatented proprietary technology. The Company typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, or that the parties to such agreements will not breach such agreements.

GOVERNMENT REGULATION

FDA REQUIREMENTS FOR DRUG COMPOUNDS. The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of product, and FDA refusal to approve pending NDA applications or NDA supplements to approved applications.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include: (i) preclinical laboratory tests, IN VIVO preclinical studies and formulation studies; (ii) the submission to the FDA of an IND, which must become effective before clinical testing may commence; (iii) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication; (iv) the submission of a NDA to the FDA; and (v) FDA review and approval of the NDA prior to any commercial sale or shipment of the drug. Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations and compounds for clinical use must be formulated according to cGMP requirements. The results of preclinical testing are submitted to the FDA as part of an IND. A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical studies may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice regulations under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the drug in specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of the Company's products subject to such testing.

After completion of the required clinical testing, generally an NDA is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture, the cost of all of which is substantial. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the FDC Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. As a condition of NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. Notwithstanding the submission of any requested additional data or information in response to an approvable or not approvable letter, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

MANUFACTURING. Each domestic drug manufacturing facility must be registered with FDA. Domestic drug manufacturing establishments are subject to periodic inspection by the FDA and must comply with cGMP. Further, the Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval of any products. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA. Drug product manufacturing establishments located in California must be licensed by the State of California in compliance with local regulatory requirements, and other states may have comparable regulations. The Company uses and will continue to use third party manufacturers to produce its products in clinical and commercial quantities. There can be no guarantee that future FDA inspections will proceed without any compliance issues requiring the expenditure of money or other resources.

FOREIGN REGULATION OF DRUG COMPOUNDS. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed. In Europe, marketing authorizations may be submitted at either a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Community member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. The Company will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

HAZARDOUS MATERIALS. The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

The pharmaceutical and biopharmaceutical industries are subject to intense competition and rapid and significant technological change. While several of CVT's products target diseases for which there are presently no effective therapies, CVT nevertheless is aware of companies which are developing products that will compete for the same disease markets. For example, Kyowa Hakko Co., Ltd., Fujisawa Pharmaceutical, Japan and Discovery Therapeutics, Inc., are each developing adenosine A(1) receptor antagonists. In addition, Sandoz and Glaxo Wellcome P.L.C. both have adenosine A(1) receptor agonists under development. If regulatory approvals are received, ranolazine may compete with several classes of existing drugs for the treatment of angina, some of which are available in generic form, including calcium channel blockers, beta blockers and nitrates. There are also non-pharmacologic treatments such as coronary artery bypass grafting ("CABG") and percutaneous transluminal coronary angioplasty ("PTCA"). However, for those patients who do not respond adequately to existing therapies and remain symptomatic despite maximal treatment with existing anti-anginal drugs and who are not candidates for CABG or PTCA, there is no currently effective treatment. In refractory patients who are candidates for CABG or PTCA, there is no effective pharmacologic treatment available. In the treatment of intermittent claudication, ranolazine may compete with Trental, an FDA approved drug developed by Hoechst Marion Roussel, Inc., beraprost, a prostaglandin being developed by Bristol-Myers Squibb, Cilostazol, a prostaglandin E(1) derivative being developed by Otsuka Pharmaceutical Co., Ltd., and L-carnitine, an amino acid derivative being developed by Sigma Tau Pharmaceuticals, Inc.

CVT believes that the principal competitive factors in the markets for ranolazine and CVT-124 will include the length of time to receive regulatory approval, product performance, product price, product supply, marketing and sales capability and enforceability of patent and other proprietary rights. CVT believes that it is or will be competitive with respect to these factors. Nonetheless, because the Company's products are still under development, the relative competitive position of the Company in the future is difficult to predict.

The Company expects that the pharmaceutical and biopharmaceutical industries will continue to experience rapid technological development which may render the Company's potential products non-competitive or obsolete. Many current and potential competitors have substantially greater product development capabilities and financial, marketing, scientific, and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render its technology or potential products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY INSURANCE

The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A product liability claim brought against the Company in excess of its insurance coverage, if any, or a product withdrawal could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

As of September 30, 1996, CVT employed 44 individuals full-time, including 15 who hold doctoral degrees. Of the Company's total work force, 30 employees are engaged in or directly support research and development activities and 14 are engaged in business development, finance and administrative activities. The Company's employees are not represented by a collective bargaining agreement. The Company believes its relations with its employees are good.

FACILITIES

The Company currently leases a 61,081 square foot building in Palo Alto, California, of which approximately 33,783 square feet are subleased to two third parties. The initial term of the lease expires in February 2002 with an option to renew for five years, and the subleases expire in March 1997 and March 1998, respectively. CVT believes that this facility will be adequate to meet the Company's needs for the foreseeable future.

SCIENTIFIC ADVISORY BOARD

CVT's Scientific Advisory Board ("SAB") consists of academic and industry experts in the fields of medicine, chemistry and molecular and cellular biology. The SAB reviews and evaluates the Company's research programs and advises the Company with respect to technical matters. Each SAB member has entered into a consulting agreement with the Company specifying the terms and scope of the advisory relationship. All SAB members own shares or have been granted options to acquire Common Stock of the Company. All of the SAB members are employed by employers other than the Company and may have other commitments and consulting contracts with other entities which may compete for such member's time with their obligations to the Company. The Company's Scientific Advisory Board includes the following individuals:

VICTOR J. DZAU, M.D. is Chairman of the Scientific Advisory Board. Dr. Dzau is one of the world's leading researchers in the molecular and cellular biology of cardiovascular diseases. Since September 1996, he has served as Chairman of the Department of Medicine and Physician-in-Chief at the Brigham and Women's Hospital in Boston, and as Hersey Professor of the Theory and Practice of Medicine at Harvard Medical School. Between 1990 and September 1996, he served as the William G. Irwin Professor of Medicine and chief of cardiovascular medicine at Stanford University School of Medicine. In early 1995, he was promoted to Arthur L. Bloomfield Professor and Chairman of Medicine at Stanford. Previously, Dr. Dzau held several clinical and research appointments in cardiology at Massachusetts General Hospital and Harvard Medical School, where he was a postdoctoral fellow. He received his M.D. degree from McGill University.

STUART A. AARONSON, M.D. is director of the Deraid H. Ruttenberg Cancer Center at Mount Sinai School of Medicine, New York City, and is a world renowned growth factor researcher and tumor biologist. He has established the role of numerous cytokines in the function of blood vessels. He obtained his M.D. degree from the University of California, San Francisco.

CHRISTOPHER FIELDING, PH.D. has been a faculty member at the University of California, San Francisco over the past two decades, where he has served as the Neider Professor of Cardiovascular Physiology since 1985. A recognized expert in the field of cholesterol metabolism, Dr. Fielding received his Ph.D. from the University of London and completed postdoctoral work in cell metabolism at Oxford University.

RICHARD J. HAVEL, M.D. is a professor of medicine, Chief of Metabolism and past Director of the Cardiovascular Research Institute at the University of California, San Francisco. As a leader in both basic lipid research and clinical lipid investigations for several decades, Dr. Havel is known for his pioneering research on lipoprotein metabolism and for designing and conducting clinical investigations of lipid reduction and coronary atherosclerosis. He recently served on the Executive Committee of the Adult Treatment Panel of the National Cholesterol Education Program. Dr. Havel is a member of the National Academy of Sciences and received his M.D. degree from the University of Oregon.

RICHARD M. LAWN, PH.D. has served on part-time basis as the Vice President, Molecular Cardiology at CVT since 1992. Since 1990 has been a Professor of Medicine in the Division of Cardiovascular Medicine, Stanford University School of Medicine. From 1980 to 1990, Dr. Lawn served as a senior scientist and later as a staff scientist at Genentech, Inc. He received his Ph.D. in molecular, cellular and developmental biology from the University of Colorado.

JEFFREY M. LEIDEN, M.D., PH.D. is the Frederick H. Rawson Professor of Medicine and Pathology, and Chief of the Section of Cardiology at the University of Chicago and a former Howard Hughes medical investigator. He is a leading researcher in the areas of transcriptional regulation during mammalian development and the development of novel gene therapy approaches for cardiovascular disease. Dr. Leiden received his M.D. and Ph.D. degrees from the University of Chicago and completed his postdoctoral and cardiology fellowships at the Brigham and Women's Hospital, Harvard University.

PETER SCHULTZ, PH.D. is a professor of chemistry at the University of California, Berkeley. He is recognized as an expert in protein structure/function and pioneered combinatorial methods and the development of catalytic antibodies. Dr. Schultz has received numerous awards including the National Science Foundation Alan T. Waterman Award, the American Chemical Society Award in Pure Chemistry and the Wolf Price in Chemistry. He is a founding scientific advisor of Affymax, N.V. In 1993, Dr. Schultz was elected to the National Academy of Sciences. He received his Ph.D. from California Institute of Technology and worked as a National Institutes of Health postdoctoral fellow at the Massachusetts Institute of Technology.

ERIC J. TOPOL, M.D. is the Chairman, Department of Cardiology and the Director, Joseph J. Jacobs Center for Thrombosis and Vascular Biology at the Cleveland Clinic Foundation. A noted clinician and expert on ischemic/ atherosclerotic heart disease, Dr. Topol is chairman of several large multicenter, randomized clinical trials of specific interventional procedures and therapeutics. He has also served as an advisor to the National Institutes of Health and currently serves on the FDA's advisory panel on cardiology. Dr. Topol received his M.D. degree from the University of Rochester and completed his cardiology fellowship at Johns Hopkins University.

SIR JOHN VANE, D.SC., F.R.S. is the Director General of the William Harvey Research Institute at St. Bartholomew's Hospital Medical College in London. Prior to joining that institution, he spent 12 years as group research and development director at the Wellcome Foundation, Ltd. He was awarded the Nobel Prize in 1982 for his work in prostaglandins and for discovering the mode of action of aspirin. Sir John was a research scientist for 18 years at the Royal College of Surgeons of England. He is highly regarded for his continuing research in the areas of cardiovascular disease and chronic inflammation. Sir John holds both a D.Phil. and D.Sc. and is a Fellow of the Royal Society, the Royal College of Physicians and the Royal College of Surgeons.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The executive officers, directors and key employees of the Company and their ages as of September 30, 1996 are as follows:

NAME                                      AGE                               POSITION
------------------------------------      ---      ----------------------------------------------------------
Louis G. Lange, M.D., Ph.D.                   48   Chairman of the Board and Chief Executive Officer
Kathleen A. Stafford                          38   Chief Financial Officer
Michael M. Wick, M.D., Ph.D.                  50   Senior Vice President, Research
George F. Schreiner, M.D., Ph.D.              47   Vice President, Medical Science and Preclinical Research
Andrew A. Wolff, M.D.                         41   Vice President, Clinical Research and Development
Michael J. Sterns, D.V.M.                     38   Director of Business Development
Samuel D. Colella (1)(2)                      56   Director
Thomas L. Gutshall (2)                        58   Director
Barbara J. McNeil, M.D., Ph.D. (2)            55   Director
J. Leighton Read, M.D. (1)                    45   Director
Costa G. Sevastopoulos, Ph.D. (1)             53   Director
Isaac Stein (2)                               49   Director

------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

LOUIS G. LANGE, M.D., PH.D., was a founder of the Company and has served as its Chairman of the Board and Chief Executive Officer since August 1992. From July 1980 to August 1992, Dr. Lange served on the faculty of Washington University School of Medicine, including as Chief of Cardiology at Jewish Hospital in St. Louis, Missouri from May 1985 to August 1992, and as a full professor of medicine from July 1990 until August 1992. Dr. Lange is internationally recognized as an expert in the field of molecular mechanisms of cardiovascular disease. He holds an M.D. from Harvard Medical School and a Ph.D. in biochemistry from Harvard University.

KATHLEEN A. STAFFORD has served as Chief Financial Officer of the Company since December 1995. From May 1995 to December 1995, Ms. Stafford served as a consultant to the Company in the area of financial affairs. From January 1994 to October 1994, Ms. Stafford served as a Vice President and the Chief Financial Officer for ONYX Pharmaceuticals, Inc., a biotechnology company. From February 1989 until January 1994, Ms. Stafford served as Treasurer for Amgen, Inc., a biopharmaceutical company. Ms. Stafford holds a B.S. in combined science from Santa Clara University and an M.B.A. from Virginia Polytechnic Institute.

MICHAEL M. WICK, M.D., PH.D., has served as Senior Vice President, Research for the Company since November 1995. From May 1995 to November 1995, Dr. Wick served as Vice President, Biological Chemistry for the Company. From September 1990 until May 1995, he served as the Executive Director of Oncology-Immunology Research and Discovery at Lederle Laboratories, American Cyanamid Inc., a pharmaceutical company. In addition, from May 1994 to May 1995, he served as the Executive Director of Clinical Research for Oncology and Chairman of the Joint Immunex American Cyanamid Research and Development Committee. He holds an M.D. from Harvard Medical School and a Ph.D. in chemistry from Harvard University.

GEORGE F. SCHREINER, M.D., PH.D., has served as Vice President, Medical Science & Preclinical Research for the Company since January 1993. Dr. Schreiner has also served as a consulting professor of medicine at Stanford University since May 1993. From July 1989 to December 1992, he was an associate professor of medicine and pathology and served as an associate physician at Washington University School of Medicine in St. Louis. Dr. Schreiner holds an M.D. from Harvard Medical School and a Ph.D. in immunology from Harvard University.

ANDREW A. WOLFF, M.D., has served as Vice President of Clinical Research and Development for the Company since September 1996. From September 1994 to September 1996, Dr. Wolff served as Vice President of Clinical Research for the Company. From June 1993 until September 1994, Dr. Wolff served as the Executive Director of Medical Research and New Molecules Clinical Programs Leader for Syntex, a pharmaceutical and healthcare company. In addition, from August 1992 to February 1993, he served as the acting Associate Director for Europe, Institute for Cardiovascular and Central Nervous System Clinical Research, Maidenhead, England. From July 1990 until June 1993, Dr. Wolff served as the Director, Department for Cardiovascular Therapy for Syntex. Since June 1988, Dr. Wolff has served also as an assistant clinical professor of medicine in the Cardiology Division of the University of California, San Francisco. He holds an M.D. from the Washington University Medical School.

MICHAEL J. STERNS, D.V.M., has served as the Director of Business Development for the Company since February 1995. From March 1993 until February 1995, Dr. Sterns served as the Senior Director, Business Development for Microcide Pharmaceuticals, Inc., a biopharmaceutical company. From October 1990 to March 1993, he served as Director, Business Development for ALZA Corporation, a pharmaceutical company. Dr. Sterns holds a D.V.M. from the University of California at Davis and an M.B.A. from the University of California at Berkeley.

SAMUEL D. COLELLA has served as a director of the Company since October 1992. Since November 1984, Mr. Colella has been a General Partner of Institutional Venture Partners, a private venture capital firm. He currently serves as Chairman of the Board of Directors of ONYX Pharmaceuticals, Inc. He also serves as a director of Genta Incorporated, Imagyn Medical, Inc., Pharmacopeia, Inc. and Vivus, Inc. Mr. Colella holds a B.S. in business and engineering from the University of Pittsburgh and an M.B.A. from Stanford University.

THOMAS L. GUTSHALL has served as a director of the Company since December 1994. Since August 1996, Mr. Gutshall has served as the Chief Executive Officer of Cepheid Corporation, a diagnostics company. From January 1995 to September 1996, he served as President and Chief Operating Officer of the Company. From June 1989 until December 1994, Mr. Gutshall served as an Executive Vice President at Syntex Corporation, a pharmaceutical and healthcare company. Mr. Gutshall earned a B.S. in chemical engineering from the University of Delaware and completed the Executive Marketing Management Program at Harvard Business School.

BARBARA MCNEIL, M.D., PH.D., has served as a director of the Company since December 1994. Since 1990, Dr. McNeil has served as the Ridley Watts Professor of Health Care Policy at Harvard Medical School. In addition, since July 1988, she has served as the Chair of the Department of Health Care Policy at Harvard Medical School. Since 1983, she has been a professor of radiology at both Harvard Medical School and Brigham and Women's Hospital in Boston. Dr. McNeil holds an M.D. from Harvard Medical School and a Ph.D. in biological chemistry from Harvard University.

J. LEIGHTON READ, M.D., has served as a director of the Company since September 1992. Dr. Read founded Aviron, a biopharmaceutical company, and has served as its Chairman and Chief Executive Officer since April 1992. From July 1991 to July 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. From January 1989 to July 1991, Dr. Read served as a managing director of Affymax N.V., a biopharmaceutical company, which he co-founded in 1989. Dr. Read holds a B.S. in biology and psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

COSTA G. SEVASTOPOULOS, PH.D., has served as a director of the Company since October 1992. Since May 1994, Dr. Sevastopoulos has been an independent consultant and a limited partner of Delphi Ventures I and II, both venture capital partnerships. From April 1988 to April 1994, he served as a general partner of Delphi BioVentures, a venture capital partnership, which he co-founded. Dr. Sevastopoulos currently serves as Chairman of the Board of Directors of Metra Biosystems, Inc. He holds a B.S. in physics from the University of Athens, Greece, an M.S. in electrical engineering from the California Institute of Technology, an M.B.A. from the European Institute of Business Administration in Fontainebleau, France, and a Ph.D. in molecular biology from the University of California at Berkeley.

ISAAC STEIN has served as a director of the Company since March 1995. Since its inception, Mr. Stein has served as the President of Waverly Associates, Inc., a private investment firm, which he founded in 1983. In addition, Mr. Stein currently serves as Chairman of Stanford Health Services and is a director of Stanford University Hospital and a Trustee of Stanford University. From February 1993 to February 1994, Mr. Stein served as a special assistant to the President of Stanford University. From July 1990 to December 1992, he served as Chairman of Esprit de Corp., an apparel company, and from March 1991 to February 1992, he served as its acting President and Chief Executive Officer. Mr. Stein currently serves as a director of ALZA Corporation and Raychem Corporation. Mr. Stein holds a B.A. in economics and mathematics from Colgate University, an M.B.A. from Stanford Business School and a J.D. from Stanford Law School.

BOARD COMPOSITION

The Company currently has authorized seven directors. These directors are elected to serve until the next annual meeting of stockholders or until their earlier resignation or removal. In accordance with the terms of the Company's Restated Certificate of Incorporation, at such time as the Company is no longer subject to Section 2115 of the California Corporations Code, the terms of office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 1997; Class II, whose term will expire at the annual meeting of stockholders to be held in 1998; and Class III, whose term will expire at the annual meeting of stockholders to be held in 1999. See "Description of Capital Stock - General." The Class I directors are Mr. Gutshall and Dr. Sevastopoulos, the Class II directors are Drs. McNeil and Read, and the Class III directors are Dr. Lange and Messrs. Colella and Stein. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the Company's Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company. Although directors of the Company may be removed for cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of the Corporation entitled to vote at an election of directors (the "Voting Stock"), the Company's Restated Certificate of Incorporation provides that holders of two-thirds of the Voting Stock must vote to approve the removal of a director without cause.

BOARD COMMITTEES

The Audit Committee of the Company's Board of Directors consists of Messrs. Colella, Gutshall and Stein and Dr. McNeil. The Audit Committee reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors.

The Compensation Committee of the Company's Board of Directors currently consists of Mr. Colella and Drs. Read and Sevastopoulos. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From the Company's inception through 1994, the Board of Directors made all determinations with respect to executive officer compensation. In the fiscal year ended December 31, 1995, a Compensation Committee consisting of Mr. Colella, Dr. Lange, the Company's Chief Executive Officer, and Drs. Read and Sevastopoulos, made all determinations relating to executive officer compensation.

DIRECTOR COMPENSATION

Other than Isaac Stein and Barbara McNeil, who receive $1,000 per meeting attended, the Company's directors currently do not receive cash compensation for service on the Board of Directors or any committee thereof, but directors may be reimbursed for reasonable expenses in connection with attendance at Board and committee meetings.

In July 1994, the Board of Directors adopted and in July 1995, the stockholders approved the Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan was amended and restated in September 1996, subject to stockholder approval. The Company has reserved 250,000 shares of Common Stock for issuance under the Directors' Plan. The Directors' Plan provides for automatic grants of options to purchase shares of Common Stock to non-employee directors of the Company ("Non-Employee Directors"). Pursuant to the terms of the Directors' Plan, each Non-Employee Director is automatically granted an option to purchase shares of

Common Stock. Commencing with the adoption of the Directors' Plan, each newly elected Non-Employee Director was granted an option to purchase 1,000 shares of Common Stock, and on each anniversary of the adoption of the Directors' Plan, each Non-Employee Director was granted an option to purchase 500 shares. These options vest at the rate of 1/36 per month. Upon the amendment and restatement of the Directors' Plan, each Non-Employee Director was granted an option to purchase 15,000 shares, subject to stockholder approval. Each subsequently elected Non-Employee Director will also be granted an option to purchase 15,000 shares at his or her election. These options for 15,000 shares vest as to 33.33% of the shares 12 months from the date of grant, and at the rate of 1/36 per month thereafter, if the Non-Employee Director provides services to the Company or its affiliates through the applicable vesting date. In addition, at each annual meeting of the Company's stockholders after the effectiveness of this Offering, each Non-Employee Director will be granted an option to purchase 5,000 shares, which will vest 12 months from the date of grant if the Non-Employee Director provides services to the Company or its affiliates through such date. As of September 30, 1996, options to purchase 100,000 shares have been granted under the Directors' Plan.

The exercise price of options granted under the Directors' Plan must equal the fair market value of the Common Stock on the date of grant; provided, however, that prior to the September 1996 amendment and restatement of the Directors' Plan, the exercise price of options granted to any person possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its affiliates was 110% of the fair market value on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of ten years from date it was granted. No option may be transferred by the optionee other than by will or the laws of descent or distribution, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. The Directors' Plan will terminate in September 2006, unless earlier terminated by the Board.

Upon certain changes in control of Company, outstanding options will be assumed or substituted by the surviving corporation.

In July 1994, the Company entered into a Consulting Agreement for Individual Consultants with Barbara J. McNeil, M.D., Ph.D., a director of the Company, pursuant to which Dr. McNeil agreed to serve on the Board of Directors and to provide other advice and consultation. Under the terms of the agreement, the Company agreed to pay a fixed fee of $1,000 per day as compensation for Dr. McNeil's services. In the fiscal year ended December 31, 1995, Dr. McNeil received $10,000 as compensation for her services. The Company may terminate this agreement for any reason upon written notice. In addition, in July 1994, the Board of Directors of the Company granted Dr. McNeil an option to purchase 2,500 shares of Common Stock at an exercise price of $2.50 per share. The option vests over a three year period. As a result of this option grant, Dr. McNeil did not receive an initial option to purchase 1,000 shares of Common Stock pursuant to the Directors' Plan upon joining the Board.

In March 1995, the Company entered into a Consulting Agreement for Individual Consultants with Isaac Stein, a director of the Company, pursuant to which Mr. Stein agreed to provide advice and consultation to the Company. As compensation for his services in the fiscal year ended December 31, 1995, Mr. Stein received $3,000 and an option to purchase 9,000 shares of Common Stock outside the Directors' Plan at an exercise price of $2.50 per share. The option vests over a three year period. The Company may terminate the agreement for any reason upon written notice.

In September 1996, in consideration for consulting services, the Company granted an option to purchase 10,000 shares of Common Stock to Mr. Stein and an option to purchase 5,000 shares of Common Stock to Dr. Sevastopoulos, at an exercise price of $2.50 per share. The option grants vest over a three year period. In addition, the Company agreed to pay Dr. Sevastopoulos $30,000 for consulting services rendered.

See "Management - Employment Agreements and Termination of Employment Agreements" for description of the Separation and Consulting Agreement with Thomas L. Gutshall.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

As permitted by the Delaware Law, the Company's Restated Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not made in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's Restated Certificate of Incorporation provides that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware Law.

The Company has entered into indemnification agreements with each of its directors and officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law and the Company currently maintains directors' and officers' liability insurance.

There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

The following table sets forth certain compensation awarded or paid by the Company during the fiscal year ended December 31, 1995 to its Chief Executive Officer and the Company's next four most highly compensated executive officers during the fiscal year ended December 31, 1995 (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

                                   ----------------------------------------------------------
                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                                                 -------------
                                       ANNUAL COMPENSATION        SECURITIES
                                   ----------------------------   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION               SALARY          BONUS   OPTIONS (#)   COMPENSATION(1)
---------------------------------  -------------  -------------  -------------  -------------
Louis G. Lange, M.D., Ph.D.,            $250,000              -         55,000        $30,000
 Chairman of the Board and Chief
 Executive Officer
George F. Schreiner, M.D., Ph.D.         159,750              -         12,800         26,625
 Vice President, Medical Science
 and Preclinical Research
Andrew W. Wolff, M.D.                    175,500        $17,500          7,500              -
 Vice President, Clinical
 Research
 and Development
Thomas L. Gutshall (2)                   211,435              -         77,500              -
 President and Chief Operating
 Officer
Mark B. Hirsch (3)                       182,500              -         23,600              -
 Vice President, Corporate
 Development

------------------------------
(1) All Other Compensation consists of amounts forgiven on loan obligations.

(2) Mr. Gutshall terminated his employment in September 1996 but continues to serve as a member of the Company's Board of Directors and as a consultant to the Company.

(3) Mr. Hirsch terminated his employment with the Company in April 1996.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1995, to each of the Named Executive Officers:


                        ----------------------------------------------------------------------
                                      INDIVIDUAL GRANTS
                        ----------------------------------------------
                                    PERCENTAGE
                                      OF TOTAL                           POTENTIAL REALIZABLE
                         NUMBER OF     OPTIONS                             VALUE AT ASSUMED
                        SECURITIES  GRANTED TO                          ANNUAL RATES OF STOCK
                        UNDERLYING   EMPLOYEES                          PRICE APPRECIATION FOR
                           OPTIONS   IN FISCAL    EXERCISE                  OPTION TERM(3)
                           GRANTED        YEAR       PRICE  EXPIRATION  ----------------------
NAME                           (#)      (%)(1)   ($/SH)(2)        DATE      5% ($)     10% ($)
----------------------  ----------  ----------  ----------  ----------  ----------  ----------
Louis G. Lange, M.D.,       55,000(4)      14.00%      $2.50   06/07/05   $579,214  $1,003,747
 Ph.D.
George F. Schreiner,        12,800(4)       3.25       2.50   04/25/05     134,799     233,599
 M.D., Ph.D.
Andrew A. Wolff, M.D.        2,500(4)       0.63       2.50   04/25/05      26,328      45,625
                             5,000(4)       1.27       2.50   12/06/05      52,656      91,250
Thomas L. Gutshall (5)       7,500        1.90        2.50    03/31/99      78,984     136,875
                             5,000        1.27        2.50    03/31/99      52,656      91,250
                            65,000       16.54        2.50    03/31/99     684,525   1,186,246
Mark B. Hirsch (6)          23,600        6.00        2.50    05/01/96     248,535     430,699


------------------------------
(1) Based on an aggregate of options to purchase 392,986 shares of the Company's Common Stock granted to employees and directors of, and consultants to, the
Company during fiscal year ended December 31, 1995, including the Named Executive Officers.

(2) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of
Directors.


(3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the assumed initial public offering price of $8.00 per share appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option and the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term.


(4) Twenty-four percent of the option vests one year from the vesting commencement date, with subsequent vesting at a rate of two percent each month for 38 months. The option expires ten years from the date of grant or earlier upon termination of employment.

(5) Mr. Gutshall's option for 7,500 shares is fully vested. Under Mr. Gutshall's Separation and Consulting Agreement, (i) the 5,000 share option vested as to
2,000 shares through September 2, 1996 and 3,000 shares were repurchased by the Company for an aggregate purchase price of $7,500; (ii) the 65,000 share option vested as to 26,000 shares through September 2, 1996 and 39,000 shares were canceled on September 2, 1996.

(6) In connection with the termination of Mr. Hirsch's employment, the option to purchase 23,600 shares was canceled on May 1, 1996.

AGGREGATE OPTION EXERCISES IN FISCAL 1995 AND DECEMBER 31, 1995 OPTION VALUES

The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on each exercise of stock options during the fiscal year ended December 31, 1995 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1995:


                            ---------------------------------------------------------------

                                                            NUMBER OF
                                                           SECURITIES
                                                           UNDERLYING  VALUE OF UNEXERCISED
                                                          UNEXERCISED  IN-THE-MONEY OPTIONS
                               SHARES                      OPTIONS AT                    AT
                             ACQUIRED                    DECEMBER 31,          DECEMBER 31,
                                   ON        VALUE            1995(#)            1995($)(1)
                             EXERCISE     REALIZED       EXERCISABLE/          EXERCISABLE/
NAME                              (#)       ($)(1)   UNEXERCISABLE(2)         UNEXERCISABLE
--------------------------  ---------  -----------  -----------------  --------------------
Louis G. Lange, M.D.,
 Ph.D.                         15,000(3)     $82,500         145,000/0           $878,300/0
George F. Schreiner, M.D.,
 Ph.D.                         --          --                53,025/0             343,850/0
Andrew A. Wolff, M.D.          --          --                30,000/0             165,000/0
Thomas L. Gutshall             30,000(3)     165,000          47,500/0            261,250/0
Mark B. Hirsch                 --          --                64,025/0             399,750/0


------------------------------


(1) Value realized and value of unexercised in-the-money options is based on a value of $8.00 per share of the Company's Common Stock, the assumed initial public offering price, even though at the time of grant the fair market value of the Common Stock was determined by the Board of Directors to range from $0.80 to $2.50 per share. Amounts reflected are based on the assumed value minus the exercise price multiplied by the number of shares acquired on exercise and do not indicate that the optionee sold such stock.

(2) As of December 31, 1995, of the 145,000, 53,025, 30,000, 47,500 and 64,025
    option shares held by Louis G. Lange, M.D., Ph.D., George F. Schreiner, M.D., Ph.D., Andrew A. Wolff, M.D., Thomas L. Gutshall and Mark B. Hirsch, respectively, 99,750, 31,143, 24,375, 46,253 and 46,652 option shares, respectively, were unvested and subject to repurchase by the Company, if exercised.

(3) As of December 31, 1995, all of these shares were subject to repurchase by the Company.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

In January 1996, the Company entered into a letter agreement with Mark B. Hirsch. Pursuant to the agreement, the Company accepted Mr. Hirsch's resignation as Vice President, Corporate Development effective October 31, 1995, but retained Mr. Hirsch as an employee of the Company through April 30, 1996. Under the terms of the agreement, Mr. Hirsch was compensated through April 30, 1996 at the same compensation level in effect prior to his resignation.

The Company entered into a Separation and Consulting Agreement with Thomas L. Gutshall effective as of September 2, 1996. Pursuant to the agreement, the Company accepted Mr. Gutshall's resignation as President and Chief Operating Officer effective September 2, 1996. Mr. Gutshall agreed to continue to serve as a member of the Company's Board of Directors and to serve as a consultant to the Company through December 31, 1998. Under the terms of the agreement, Mr. Gutshall will receive consulting fees starting at $8,750 per month in September 1996 and declining to $3,500 per month effective November 1, 1996 and continuing at that rate thereafter. In addition, Mr. Gutshall's stock option grant for 5,000 shares vested as to 2,000 shares through September 2, 1996 and 3,000 shares were repurchased by the Company. His stock option grant for 65,000 shares vested as to 26,000 shares through September 2, 1996 and 39,000 shares were canceled on September 2, 1996.

Each officer and salaried employee has entered into a standard form of Employment, Confidential Information and Invention Assignment Agreement which provides that the employment is at-will, that the employee will not disclose any confidential information of the Company received during the course of the employment and that, with certain exceptions, the employee will assign to the Company any and all inventions conceived or developed during the course of the employment.

401(K) PLAN

As of October 1, 1993, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions by the Company in an amount determined by the Company. To date, the Company has not provided any matching contributions. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

STOCK PLANS

1994 EQUITY INCENTIVE PLAN. The Company's 1994 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors in February 1994, approved by the stockholders in March 1994, amended by the Board in February 1995 and April 1995 and subsequently approved by the stockholders in July 1995. The Incentive Plan was amended in September 1996, subject to stockholder approval. There are currently 800,000 shares of Common Stock authorized for issuance under the Incentive Plan.

The Incentive Plan provides for the grant of incentive stock options under the Code and stock appreciation rights appurtenant thereto, to employees (including officers and employee-directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which has been delegated the Board's authority to administer the Plan. The Compensation Committee determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

The terms of stock options granted under the Incentive Plan generally may not exceed 10 years. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. Options may include provisions allowing exercise of any part or all of the options prior to full vesting. Any unvested shares so purchased shall be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution, provided that a nonstatutory stock option may be transferred pursuant to a domestic relations order and the Board of Directors may grant a nonstatutory stock option that is transferable, and provided further that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the period specified by the Board following such cessation. Options may be exercised for up to twelve months after an optionee's relationship with the Company and its affiliates ceases due to disability, and up to eighteen months following an optionee's death (unless such options expire sooner or later by their terms).

No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and its affiliates and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options will be treated as nonstatutory stock options. No person may be granted options and stock appreciation rights covering more than 100,000 shares of Common Stock per calendar year, provided that this limit shall not apply until the expiration of the transition period under Section 162(m) of the Code for privately held companies that become publicly held.

Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full (or vested in the case of restricted stock awards) shall again become available for the grant of awards under the Incentive Plan. Shares subject to exercised stock appreciation rights shall not again become available for the grant of new awards.

The Board of Directors has the authority, with the consent of affected holders, to reprice outstanding options and stock appreciation rights and to offer optionees the opportunity to replace outstanding options or stock appreciation rights with new options or stock appreciation rights for the same or a different number of shares.

Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred except where such assignment is required by law or expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement. Stock appreciation rights granted under the Incentive Plan may be tandem rights, concurrent rights or independent rights.

Upon certain changes in control of the Company, not subject to Board approval, outstanding options shall be fully vested. In addition, outstanding stock awards shall be assumed, substituted or continued by the surviving corporation or parent thereof. In the event the surviving corporation or its parent refuses to assume, substitute or continue such awards, then such awards shall be terminated if not exercised prior to the change of control.

As of September 30, 1996, options to purchase 649,214 shares of Common Stock had been granted under the Incentive Plan, at a weighted average exercise price of $2.49, 75,406 shares of Common Stock had been issued upon the exercise of options, options to purchase 425,798 shares of Common Stock were outstanding and 298,796 shares remained available for future grant. As of September 30, 1996, no restricted stock awards, stock appreciation rights or stock bonuses had been granted under the Incentive Plan.

The Incentive Plan will terminate in September 2006 unless sooner terminated by the Board of Directors.

1992 STOCK OPTION PLAN. The Company's 1992 Stock Option Plan (the "1992 Stock Plan") was adopted by the Board of Directors in November 1992, amended in March 1993 and September 1993, approved by its stockholders in November 1993 and amended in September 1996, subject to stockholder approval. The Company has reserved 345,000 shares of Common Stock for issuance under the 1992 Stock Plan.

The 1992 Stock Plan provides for grants of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants of the Company. Shares subject to options which expire or otherwise terminate without having been exercised may again be subject to options under the 1992 Stock Plan. The 1992 Stock Plan is administered by the Compensation Committee of the Board of Directors, which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

The term of a stock option granted under the 1992 Stock Plan generally may not exceed 10 years. Options granted pursuant to the 1992 Stock Plan become exercisable at a rate specified in the option agreement. Options may include provisions allowing exercise of any part or all of the options prior to full vesting. Any unvested shares so purchased shall be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate. The exercise price of options granted under the 1992 Stock Plan is determined by the Board of Directors; provided that, in the case of an incentive stock option, the exercise price cannot be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of 10% stockholders, not less than 110% of the fair market value of the Common Stock on the date of grant, and in the case of a nonstatutory stock option, the exercise price cannot be less than 85% of the fair market value of the Common Stock on the date of grant. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and its affiliates and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options will be treated as nonstatutory stock options. No option may be transferred by the optionee other than by will or the laws of descent or distribution, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose employment with the Company ceases for any reason (other than by death or permanent and total disability) may exercise options in the three month period following such termination (unless such options terminate or expire sooner by their terms). The three month post-termination exercise period is extended to 12 months for termination due to death or disability.

Upon certain changes in control of the Company, not subject to Board approval, outstanding options shall be fully vested and shall be assumed, substituted or continued by the surviving corporation or parent thereof. In the event the surviving corporation or its parent refuses to assume, substitute or continue such options, then such options shall be terminated if not exercised prior to the change of control.

As of September 30, 1996, options to purchase 448,566 shares of Common Stock had been granted under the 1992 Stock Plan, at a weighted exercise price of $1.41, 80,428 shares of Common Stock had been issued upon the exercise of options, options to purchase 263,540 shares of Common Stock were outstanding and 1,032 shares remained available for future grant.

The 1992 Stock Plan will terminate in November 2002, unless terminated sooner by the Board of Directors.

EMPLOYEE STOCK PURCHASE PLAN. In September 1996, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 150,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months. The Board of Directors has not currently authorized an offering under the Purchase Plan.

Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors provided that employees who are not employed at least 20 hours per week or five months per year may be excluded. Employees who participate in an offering can have up to 15% (or such lower percentage specified by the Board of Directors) of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan may not be less than 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering period, and participation will end automatically on termination of employment with the Company. Rights under the Purchase Plan may not be transferred by employees other than by will or the laws of descent or distribution, provided that an employee may designate a beneficiary who may receive shares and cash, if any, from the employee's account under the Purchase Plan in the event of such employee's death.

In the event of certain changes of control, the Company and the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control.

The Purchase Plan will terminate at the Board's discretion.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENT TRANSACTIONS

All of the Preferred Stock issued in the Company's private placement transactions (collectively, the "Private Placement Transactions") will convert into Common Stock on a 1-for-10 basis upon the closing of the Offering. The price per share and number of shares presented herein reflect the 1-for-10 reverse stock split of the Company's Common Stock effected in October 1996.

Since January 1993, the Company has issued in Private Placement Transactions shares of Preferred Stock and warrants as follows: an aggregate of 550,582 shares of Series C Preferred Stock at $12.50 per share in July 1993; an aggregate of 829,657 shares of Series D Preferred Stock at $20.00 per share and warrants to purchase an aggregate of 21,926 shares of Series D Preferred Stock at an exercise price of $20.00 per share in March 1994 and April 1994; an aggregate of 392,159 shares of Series E Preferred Stock and warrants to purchase an aggregate of 196,078 shares of Series E Preferred Stock at a purchase price of $20.00 per unit (with each unit consisting of one share and one warrant to purchase one-half share of Series E Preferred Stock at an exercise price of $20.00 per share) in September 1995 and November 1995; and an aggregate of 653,592 shares of Series G Preferred Stock and warrants to purchase an aggregate of 980,392 shares of Common Stock at a purchase price of $20.00 per unit (with each unit consisting of one share of Series G Preferred Stock and one warrant to purchase 1.50 shares of Common Stock at an exercise price of $2.50 per share) in March 1996 and May 1996.

The following table summarizes the shares of Preferred Stock and warrants purchased by executive officers, directors and 5% stockholders of the Company and persons and entities associated with them in the Private Placement
Transactions:

                                                         --------------------------------------------------
                                                          SERIES C     SERIES D     SERIES E     SERIES G
                                                          PREFERRED    PREFERRED    PREFERRED    PREFERRED
                                                            STOCK        STOCK      STOCK(1)     STOCK(2)
                                                         -----------  -----------  -----------  -----------
INVESTOR
-------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS
Louis G. Lange, M.D., Ph.D.............................      --           --           --            1,250
Kathleen A. Stafford...................................      --           --            7,500        2,500
Michael M. Wick, M.D., Ph.D............................      --           --           --            1,250
Thomas L. Gutshall(3)..................................      --           --            1,500        1,250
J. Leighton Read, M.D..................................      800          500          --           --
Isaac Stein(4).........................................      --           --            1,875        1,250
ENTITIES AFFILIATED WITH DIRECTORS
Entities affiliated with Institutional Venture
 Management V, L.P.(5).................................     120,000       40,000       60,000       45,000
OTHER 5% STOCKHOLDERS
Zesiger Capital Group, LLC.............................      --           --           --          150,000
Entities affiliated with BankAmerica Ventures..........      --           --           --          150,000
Entities affiliated with Delphi Ventures II, L.P.(6)...      59,999       27,999       38,248       26,700
Entities affiliated with Asset Management Associates,
 1989, L.P.............................................      60,000       23,000       28,500       38,350
Entities affiliated with Sequoia Capital V.............     100,000       25,500       18,749        6,249

------------------------
(1)  Includes 2,500, 500, 625, 20,000, 12,749, 9,500 and 6,249 shares to be issued to Ms. Stafford, the Gutshall Family Trust, the Stein 1995 Revocable Trust, entities affiliated with Institutional Venture Management V, L.P., entities affiliated with Delphi Ventures II, L.P., entities affiliated with Asset Management Associates, 1989, L.P. and entities affiliated with Sequoia Capital V, respectively, upon the exercise of outstanding warrants to purchase shares of Series E Preferred Stock.

(2)  Excludes warrants to purchase 1,875, 3,750, 1,875, 1,875, 1,875, 67,500,
181,716, 225,000, 40,050, 57,525 and 9,374 shares of Common Stock issued in conjunction with the private placement of Series G Preferred Stock to Dr. Lange, Ms. Stafford, Dr. Wick, the Gutshall Family Trust, the Stein 1995 Revocable Trust, entities affiliated with Institutional Venture Management V, L.P., Zesiger Capital Group, LLC, entities affiliated with BankAmerica Ventures, entities affiliated with Delphi Ventures, II, L.P., entities affiliated with Asset Management Associates, 1989, L.P. and entities affiliated with Sequoia Capital V, respectively. The warrants will be net exercised upon the closing of the Offering.

(3) Mr. Gutshall claims beneficial ownerhip of the shares and warrants held by the Gutshall Family Trust.

(4) Mr. Stein claims beneficial ownership of the shares and warrants held by the Stein 1995 Revocable Trust.

(5) Mr. Colella, a director of the Company, is a general partner of Institutional Ventures Management V, L.P., the general partner of Institutional Venture Partners V, L.P. He disclaims beneficial ownership of the shares held by those entities, except to the extent of his pecuniary interests therein.

(6) Dr. Sevastopoulos, a director of the Company, is a limited partner of Delphi Management Partners II, which is the general partner of Delphi Ventures II, L.P. He disclaims beneficial ownership of the shares held by those entities, except to the extent of his pecuniary interests therein.

LOANS

The Company has provided Louis G. Lange, M.D., Ph.D., Chairman of the Board of Directors and Chief Executive Officer, with several loans. In August 1992, the Company provided a loan in the principal amount of $500,000 at an annual interest rate of 7.0%, pursuant to a promissory note secured by a deed of trust on Dr. Lange's residence (the "1992 Note"). In June 1993, the Company provided a loan in the principal amount of $25,000 at an annual interest rate of 5.33%, pursuant to a promissory note secured by a stock pledge of 2,500 shares of Common Stock held by Dr. Lange. In June 1995, in connection with the exercise of an option to purchase Common Stock, the Company provided a loan in the principal amount of $37,500 at an annual interest rate of 7.31%, pursuant to a promissory note secured by a pledge of 15,000 shares of Common Stock held by Dr. Lange. In August 1996, the Company provided a loan to Dr. Lange in the principal amount of $25,000, at an annual interest rate of 6.84%, pursuant to a promissory note secured by a pledge of 2,500 shares of Common Stock held by Dr. Lange. As of September 30, 1996, an aggregate principal amount of $587,500 remained outstanding on the four notes.

In April 1995, the Company forgave $30,000 in interest due on the notes. In September 1996, the Company amended all four notes. Under the terms of each amended note, the loans bear interest at the rate of 6.53% compounded semi-annually and the outstanding principal amount is due on the earliest of December 31, 2001, the termination of employment or a change in control. At the same time, the Company forgave all interest due on the four loans as of December 31, 1995 (estimated at $93,880). In addition, the Company will pay Dr. Lange an amount necessary to compensate him for any taxes that he may incur due to the interest forgiveness and the payment of this additional amount as well as the following amounts for mortgage assistance: $50,000 in 1997, $40,000 in 1998, $30,000 in 1999, $20,000 in 2000 and $10,000 in 2001.

In connection with the 1992 Note, the Company entered into a letter agreement of Credit Terms and Conditions with Imperial Bank, dated August 11, 1992, pursuant to which Imperial Bank provided a loan to the Company in the principal amount of $500,000, at an annual interest rate equal to the greater of 2.0% per year in excess of Imperial Bank's prime lending rate or $250 (the "Imperial Loan"). The loan was guaranteed by Institutional Venture Partners V, L.P. ("IVP") pursuant to a Continuing Guarantee dated August 11, 1992 (the "IVP Guarantee"). Mr. Colella, a director of the Company, is a General Partner of IVP. In consideration for the IVP Guarantee, Dr. Lange executed a Guaranty and Pledge Agreement dated August 18, 1992 in which he provided a guarantee of reimbursement and pledged shares in favor of IVP. The Company paid off the Imperial Loan in September 1996.

Upon the closing of this Offering, Dr. Lange will sell a sufficient number of shares of Common Stock at the price per share set in the Offering to the Company to satisfy $150,000 of his $500,000 loan and the tax obligations arising from such sale.

In August 1995, in connection with the exercise of an option to purchase 30,000 shares of Common Stock, the Company provided a loan to Michael M. Wick, M.D., Ph.D., Senior Vice President, Research, in the principal amount of $75,000, at an annual interest rate of 6.56%, pursuant to a promissory note secured by a pledge of 7,500 shares of Common Stock held by Dr. Wick. In December 1995, the Company repurchased the 30,000 shares for an aggregate amount of $75,000. Payment was made by cancellation of the note.

In June 1995, in connection with the exercise of an option to purchase Common Stock, the Company provided a loan to Thomas L. Gutshall, a director of the Company who then served as President and Chief Operating Officer, in the principal amount of $62,500, at an annual interest rate of 7.31%, pursuant to a promissory note secured by a pledge of 25,000 shares of Common Stock held by Mr. Gutshall. Pursuant to a Separation and Consulting Agreement effective as of September 2, 1996, the Company agreed to amend the note. Under the terms of the amended note, the loan bears interest at the rate of 6.53% compounded semi-annually and the outstanding principal amount is due on the earliest of December 31, 2001, the voluntary termination of association or a change in control. As of September 30, 1996, an aggregate principal amount of $62,500 remained outstanding on the note.

In November 1992, the Company provided two loans to George F. Schreiner, M.D., Ph.D., Vice President, Medical Science and Preclinical Research, both in the principal amounts of $75,000, at an annual interest rate of 6.5%. The outstanding principal amount and accrued interest on the first loan was forgiven in three equal amounts on the last day of the year of 1993, 1994 and 1995. The second loan was made pursuant to a promissory note secured by a deed of trust on Dr. Schreiner's residence. In September 1996, the Company amended the note. Under the terms of the amended note, the loan bears interest at the rate of 6.53% compounded semi-annually and the outstanding principal amount is due on the earliest of December 31, 2001, the termination of employment or a change in control. As of September 30, 1996, an aggregate of $75,000 in principal amount remained outstanding on the second loan. In December 1992, the Company provided a third loan to Dr. Schreiner in the principal amount of $50,000, at an annual interest rate of 6.5%, pursuant to a promissory note secured by a deed of trust on Dr. Schreiner's residence (the "December Note"). Dr. Schreiner repaid the outstanding principal amount and accrued interest on the December Note in May 1993.

The forgiveness of the accrued interest on the notes to Dr. Lange and Dr. Schreiner was accounted for as compensation expense to the related employees, in the period in which the interest was deemed to have been forgiven.

OTHER TRANSACTIONS/RELATIONSHIPS

In May 1995, the Company entered into a Consulting Agreement with Kathleen A. Stafford, Chief Financial Officer of the Company. As compensation for her services under the agreement, Ms. Stafford received $1,900 per week as well as an option to purchase 10,000 shares of Common Stock at an exercise price of $2.50 per share, with vesting over a twenty-four month period. The agreement terminated when Ms. Stafford became Chief Financial Officer on December 1, 1995, but the option continues to vest.

In April 1993, the Company entered into a Collaborative Research and Development Agreement with Genta Incorporated and Genta Jago Technologies B.V. (the "Genta Agreement"). Mr. Colella, a director of the Company, is also a director of Genta Incorporated. Pursuant to the terms of the Genta Agreement, the parties agreed to engage in a five-year collaboration to design, develop and commercialize certain products utilizing the technology which was the subject of a License Agreement between the Company and Genta Incorporated on the one hand and the Board of Trustees of the Leland Stanford Junior University on the other hand (the "Stanford License"). The parties have terminated the collaboration effort, and the Stanford License has been terminated.

In October 1996, the Company entered into indemnification agreements with its directors and officers for the indemnification of, and advancement of expenses to, such persons to the full extent permitted by law. The Company intends to execute such agreements with its future directors and officers.

The Company believes that the foregoing transactions were in its best interest. As a matter of policy the transactions were, and all future transactions between the Company and any of its officers, directors or principal shareholders will be, approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996 and as adjusted to reflect the sale of the Common Stock being offered hereby by: (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each Named Executive Officer of the Company; (iii) each director of the Company; and (iv) all directors and executive officers of the Company as a group.


                                                                    -----------------------------------

                                                                           SHARES BENEFICIALLY OWNED(1)
                                                                    -----------------------------------
                                                                                  PERCENT      PERCENT
                                                                                 PRIOR TO        AFTER
NAME AND ADDRESS OF BENEFICIAL HOLDER                                  NUMBER    OFFERING     OFFERING
------------------------------------------------------------------  ---------  -----------  -----------
Samuel D. Colella (2)                                                 603,406       13.74%       8.75%
Entities affiliated with Institutional Venture Management V, L.P.
 (3)                                                                  586,406       13.40         8.53
  3000 Sand Hill Road
  Building 2, Suite 290
  Menlo Park, CA 94025
Entities affiliated with Delphi Ventures II, L.P. (4)                 367,979        8.47         5.38
  3000 Sand Hill Road
  Building 1, Suite 135
  Menlo Park, CA 94025
Louis G. Lange, M.D., Ph.D. (5)                                       333,116        7.36         4.74
Entities affiliated with Asset Management Associates, 1989, L.P.
 (6)                                                                  314,398        7.24         4.60
  2275 East Bayshore Road, Suite 150
  Palo Alto, CA 94303
Zesiger Capital Group, LLC (7)                                        304,682        7.04         4.46
  320 Park Avenue
  New York, NY 10022
Entities affiliated with BankAmerica Ventures (8)                     304,686        7.04         4.46
  950 Tower Lane, Suite 700
  Foster City, CA 94404
Entities affiliated with Sequoia Capital V (9)                        281,941        6.50         4.12
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
George F. Schreiner, M.D., Ph.D. (10)                                  68,025        1.55        *
Thomas L. Gutshall (11)                                                58,753        1.35        *
Andrew A. Wolff, M.D. (12)                                             52,500        1.20        *

Barbara J. McNeil, M.D., Ph.D. (13)                                    18,499       *           *
J. Leighton Read, M.D. (14)                                            23,221       *           *
Costa G. Sevastopoulos, Ph.D. (15)                                     21,292       *           *
Isaac Stein (16)                                                       40,413       *           *
Mark B. Hirsch                                                         24,365       *           *
All directors and executive officers as a group (11 persons)(17)    1,343,842      27.33         18.12


------------------------------
*    Represents beneficial ownership of less than 1%.


 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock, shown as beneficially owned by them. Percentage of beneficial ownership is based on 4,330,265 shares of Common Stock outstanding as of September 30, 1996 and 6,830,265 shares of Common Stock outstanding after completion of the Offering.

 (2) Includes 17,000 shares issuable upon the exercise of options, 16,055 of which would be subject to repurchase by the Company as of November 29,
1996, if issued. Also includes the shares identified in footnote (3) below. Mr. Colella is a general partner of IVM, the general partner of IVP. Mr. Colella disclaims beneficial ownership of the shares listed in footnote (3), except to the extent of his pecuniary interests therein.


 (3) Consists of 8,650 shares held by Institutional Ventures Management V, L.P. ("IVM"), 486,350 shares held by Institutional Venture Partners V, L.P.
("IVP"), 928 shares to be issued to IVM upon the net exercise of an outstanding warrant upon the closing of the Offering, 45,478 shares to be issued to IVP upon the net exercise of an outstanding warrant upon the closing of the Offering, 775 shares issuable upon the exercise of outstanding warrants held by IVM exercisable within 60 days of September 30, 1996 and 44,225 shares issuable upon the exercise of outstanding warrants held by IVP exercisable within 60 days of September 30, 1996. Mr. Colella, a director of the Company, is a general partner of IVM. IVM is the general partner of IVP. Mr Colella disclaims beneficial ownership of the shares held by IVM and IVP, except to the extent of his pecuniary interests therein.



 (4) Consists of 1,764 shares held by Delphi BioInvestments II, L.P. ("BioInvestments"), 325,932 shares held by Delphi Ventures II, L.P.
("Ventures"), 140 shares to be issued to BioInvestments upon the net exercise of an outstanding warrant upon the closing of the Offering, 27,394 shares to be issued to Ventures upon the net exercise of an outstanding warrant upon the closing of the Offering, 64 shares issuable upon the exercise of an outstanding warrant held by BioInvestments exercisable within 60 days of September 30, 1996 and 12,685 shares issuable upon the exercise of an outstanding warrant held by Ventures exercisable within 60 days of September 30, 1996. Dr. Sevastopoulos, a director of the Company, is a limited partner of Delphi Management Partners II, which is the general partner of BioInvestments and Ventures. Dr. Sevastopoulos disclaims beneficial ownership of the shares held by BioInvestments and Ventures, except to the extent of his pecuniary interests therein.



 (5) Includes 195,000 shares issuable upon the exercise of options, 128,266 of which would be subject to repurchase by the Company as of November 29,
1996, if issued and 1,289 shares to be issued upon the net exercise of an outstanding warrant upon the closing of the Offering. Also includes 7,500 shares held in the Louis Lange Family Trust. Dr. Lange disclaims beneficial ownership of the shares held in the Louis Lange Family Trust, except to the extent of his pecuniary interests therein.



 (6) Consists of 247,100 shares held by Asset Management Associates 1989, L.P. ("AMA"), 18,250 shares held by Asset Management Partners ("AMP"), 20,728 shares to be issued to AMA upon the net exercise of an outstanding warrant upon the closing of the Offering, 18,820 shares to be issued to AMP upon the net exercise of an outstanding warrant upon the closing of the Offering and 9,500 shares issuable upon the exercise of an outstanding warrant held by AMA exercisable within 60 days of September 30, 1996.



 (7) Consists of 150,000 shares and 154,682 shares to be issued upon the net exercise of outstanding warrants upon the closing of this Offering over which Zesiger Capital Group, LLC has dispositive power pursuant to authority granted by its investment clients. Zesiger Capital Group, LLC disclaims beneficial ownership of all such shares.



 (8) Consists of 15,000 shares held by BA Venture Partners II ("BA"), 135,000 shares held by BankAmerica Ventures ("BankAmerica"), 15,468 shares to be issued to BA upon the net exercise of an outstanding warrant upon the closing of this Offering and 139,218 shares to be issued to BankAmerica upon the net exercise of an outstanding warrant held by BankAmerica upon the closing of this Offering.



 (9) Consists of 246,652 shares held by Sequoia Capital V, 11,827 shares held by Sequoia Technology Partners V, 5,000 shares held by Sequoia XXII, 4,000 shares held by Sequoia XXIII, 1,020 shares held by Sequoia XXIV, 750 shares held by Sequoia 1995 L.L.C., 5,993 shares to be issued to Sequoia Capital V upon the net exercise of an outstanding warrant upon the closing of the Offering, 193 shares to be issued to Sequoia Technology Partners V upon the net exercise of an outstanding warrant upon the closing of the Offering, 257 shares to be issued to Sequoia 1995 upon the net exercise of an outstanding warrant upon the closing of the Offering, 5,812 shares issuable upon the exercise of an outstanding warrant held by Sequoia Capital V exercisable within 60 days of September 30, 1996, 187 shares issuable upon the exercise of an outstanding warrant held by Sequoia Technology Partners V exercisable within 60 days of September 30, 1996 and 250 shares issuable upon the exercise of an outstanding warrant held by Sequoia 1995 exercisable within 60 days of September 30, 1996.


(10) Consists of 68,025 shares issuable upon the exercise of options, 34,276 of which would be subject to repurchase by the Company as of November 29, 1996, if issued.


(11) Includes 27,714 shares issuable upon the exercise of options, 15,944 of which would be subject to repurchase by the Company as of November 29, 1996, if issued. Also includes 2,250 shares held in the Gutshall Family Trust, 1,289 shares to be issued to the Gutshall Family Trust upon the net exercise of an outstanding warrant upon the closing of the Offering and 500 shares issuable upon the exercise of an outstanding warrant held in the Gutshall Family Trust exercisable within 60 days of September 30, 1996.


(12) Consists of 52,500 shares issuable upon the exercise of options, 41,800 of which would be subject to repurchase by the Company as of November 29, 1996, if issued.

(13) Includes 16,000 shares issuable upon the exercise of options, 15,777 of which would be subject to repurchase by the Company as of November 29, 1996, if issued.

(14) Includes 15,500 shares issuable upon the exercise of options, 15,472 of which would be subject to repurchase by the Company as of November 29, 1996, if issued.

(15) Includes 21,000 shares issuable upon the exercise of options, 20,777 of which would be subject to repurchase by the Company as of November 29, 1996, if issued.


(16) Includes 26,000 shares issuable upon the exercise of options, 25,777 of which would be subject to repurchase by the Company as of November 29, 1996, if issued. Also includes 2,500 shares held in the Stein 1995 Revocable Trust, 1,289 shares to be issued to the Stein 1995 Revocable Trust upon the net exercise of an outstanding warrant upon the closing of the Offering and 625 shares issuable upon the exercise of an outstanding warrant held in the Stein 1995 Revocable Trust exercisable within 60 days of September 30, 1996.



(17) Includes 586,864 shares issuable upon the exercise of options and warrants held by all directors and executive officers that are exercisable within 60 days from September 30, 1996, 393,853 of which would be subject to repurchase by the Company as of November 29,1996, if issued. Also includes 1,289, 1,289, 1,289, 2,578 and 1,289 shares to be issued to Dr. Lange, the Gutshall Family Trust, the Stein 1995 Revocable Trust, Ms. Stafford and Dr. Wick, respectively, upon the net exercise of outstanding warrants upon the closing of the Offering. See footnotes (2), (5) and (10) - (16).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Upon the closing of this Offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

The Company may be subject to Section 2115 of the California Corporations Code ("Section 2115"). Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if the Company meets certain requirements relating to its property, payroll and sales in California and if more than one-half of its outstanding voting securities are held of record by persons having addresses in California.
Section 2115 limits the ability of the Company to, among other things, elect a classified board of directors. The Company will not be subject to Section 2115
(i) at such time as the Company is qualified for trading as a national market security on the Nasdaq system and has 800 stockholders as of the record date of its most recent annual meeting or (ii) at the end of any income year during which a certificate of state connections pursuant to Section 2108 of the California Corporations Code shall have been filed showing that less than one-half of its outstanding voting securities are held of record by persons having addresses in California or that one of the other tests of Section 2115 is not met. The Company expects that it will no longer be subject to Section 2115 by the record date of its 1997 annual meeting of stockholders.

COMMON STOCK


As of September 30, 1996, there were 4,330,265 shares of Common Stock outstanding (assuming the conversion of all outstanding Preferred Stock upon the closing of this Offering) held of record by approximately 220 stockholders.


The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

As of September 30, 1996, the Company had outstanding warrants to purchase 570,754 shares of Common Stock at exercise prices ranging from $2.50 to $25.00 per share. In addition, in December 1995, the Company issued a warrant to purchase 2,500 units at a price of $.50 per unit to Cooley Godward LLP, the Company's counsel, with each unit consisting of 1 share of Common Stock and one warrant to purchase 1/2 share of Common Stock at an exercise price of $20.00 per share. Each warrant is exercisable immediately with the exception of two warrants to purchase an aggregate of 84,500 shares of Common Stock which are not exercisable until after September 15, 1997. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations and reclassifications. Each warrant may be exercised, without the payment of cash, for a number of shares of Common Stock determined pursuant to a net issue exercise formula contained in the warrant. Each warrant holder has certain registration rights. See "Description of Capital Stock - Registration Rights of Certain Holders." Generally, the warrants expire at various times from September 1997 to April 2005.

REGISTRATION RIGHTS OF CERTAIN HOLDERS


Following this Offering, holders of 3,912,182 shares of Common Stock and warrants to purchase 574,504 shares of Common Stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of an Investors' Rights Agreement, dated May 29, 1996, and certain other agreements (the "Agreements"). Pursuant to the terms of the Agreements, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of others, the holders are entitled to notice of such registration and are entitled to include, at the Company's expense, their shares of Common Stock; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration or exclude such shares entirely. The holders may also require the Company, on no more than one occasion over any twelve month period, at the Company's expense, to register all or a portion of their shares of Common Stock on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Further, holders of 3,912,182 shares of Common Stock and warrants to purchase 534,504 shares of Common Stock may require the Company, beginning 180 days after the date of the Prospectus, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. All rights described in this paragraph terminate at such time as such shares of Common Stock may be sold in the public market.


DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

The Company's Restated Certificate of Incorporation and Restated Bylaws also require that, effective upon the closing of this Offering, any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 10% of the outstanding capital stock. The Company's Restated Certificate of Incorporation also provides for a classified Board which will be instituted at such time as the Company is no longer subject to Section 2115 and specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. See "Management - Board Composition." These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of this Offering, the Company will have 6,830,265 shares of Common Stock outstanding, assuming the net exercise of certain outstanding warrants for Common Stock and the conversion of all outstanding Preferred Stock but no exercise of other outstanding warrants and options. Of these shares, the 2,500,000 shares sold in this Offering will be freely transferable without restriction under the Securities Act unless they are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 4,330,265 shares of Common Stock (the "Restricted Shares") held by officers, directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.



The officers, directors, employees and certain stockholders of the Company have agreed not to sell their shares without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days from the date of this Prospectus. Upon completion of the Offering, 91,858 shares will be eligible for sale in the public market immediately following the Offering. Beginning 180 days after commencement of this Offering, 2,481,159 Restricted Shares that are subject to lock-up agreements (as described below under "Underwriting") will become eligible for sale in the public market subject to Rule 144 and Rule 701 under the Securities Act. The remaining 1,757,248 Restricted Shares, which are also subject to such lock-up agreements, will have been held for less than two years upon the expiration of such lock-up agreements and will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied.


In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, is entitled to sell, within any three month period commencing 90 days after this Offering, a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (approximately 70,000 shares immediately after this Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

Under Rule 701 under the Securities Act, any employee, officer or director of or consultant to the Company, who is not an affiliate of the Company, and who purchased shares pursuant to a written compensatory plan or contract, including the Company's stock option plans, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and affiliates of the Company are permitted to sell such shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after this Offering.

The Company presently intends to file a registration statement under the Securities Act on Form S-8 to register approximately 1,415,666 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Incentive Plan, the 1992 Stock Plan and the Directors' Plan (the "Plans") as well as stock options granted outside the Plans and shares reserved for issuance under the Purchase Plan. As of September 30, 1996, 803,338 shares were issuable upon exercise of currently outstanding options, all of which are subject to the lock-up agreements described above. Of these shares, 317,093 will be vested 180 days after commencement of this Offering and eligible for sale, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. See "Management - Stock Plans" and "Management - Directors' Compensation."

As of September 30, 1996, 574,504 shares were issuable upon exercise of currently outstanding warrants of which 490,004 shares are subject to the lock-up agreements described above. Of these shares, 186,926 will become eligible for sale in the public markets subject to Rule 144 beginning 180 days after commencement of this Offering and 303,078 shares will become eligible for sale subject to Rule 144 at various dates thereafter as the holding provisions of Rule 144 are satisfied. In addition, 84,500 shares issuable upon exercise of warrants which are not subject to lock-up agreements, will become eligible for sale in the public markets beginning after September 15, 1997 pursuant to the terms of the individual warrants, subject to Rule 144.


The holders of 3,912,182 shares of Common Stock and the holders of warrants exercisable for 574,504 additional shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock - Registration Rights of Certain Holders." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. If certain of such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If the Company were to include in a Company-initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.


Prior to this Offering, there has been no public market for the Common Stock of the Company. No predictions can be made of the effect if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial amount of such shares by existing stockholders or by stockholders purchasing in the Offering could have a negative impact on the market price of the Common Stock.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., Invemed Associates, Inc. and UBS Securities LLC are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell them, the respective numbers of shares of Common Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                                NUMBER OF
UNDERWRITERS                                                                       SHARES
---------------------------------------------------------------------------  ------------
J.P. Morgan Securities Inc.................................................
Invemed Associates, Inc....................................................
UBS Securities LLC.........................................................

                                                                             ------------
    Total..................................................................
                                                                             ------------
                                                                             ------------

The Underwriters propose initially to offer the Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of     per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of     per share to certain other dealers. After the initial public offering of the Common Stock, the public offering price and such concession may be changed.

The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Company's officers, directors and certain other stockholders of the Company have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of J.P. Morgan Securities Inc., for a period of 180 days after the date of this Prospectus. The foregoing does not prohibit the Company's issuance of shares pursuant to the exercise of the Underwriters over-allotment option or under the Incentive Plan, the 1992 Stock Plan, the Directors' Plan or the Purchase Plan. J.P. Morgan Securities Inc. may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

The Underwriters have advised the Company that they do not expect that sales to accounts over which they exercise discretionary authority will exceed 5% of the shares offered hereby.

Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined through negotiations among the Company and the Underwriters. Among the factors to be considered in making such determination are the history of and the prospects for the industry in which the Company operates, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general conditions of the securities markets at the time of the Offering and the prices of similar securities of generally comparable companies.

There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, the Representatives and their respective affiliates may in the future provide investment banking and other financial services to the Company and its affiliates.

                                 LEGAL MATTERS


The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP ("Cooley"), Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, Palo Alto, California. As of the date of this Prospectus, Cooley owns a warrant to purchase 2,500 units at a price of $.50 per unit with each unit consisting of 1 share of Common Stock and one warrant to purchase 1/2 share of Common Stock at an exercise price of $20.00 per share. GC&H Investments, a general partnership formed by the partners of Cooley for investment purposes, owns 18,761 shares of the Company's Common Stock, 1,289 shares of Common Stock issuable upon the net exercise of an outstanding warrant upon the closing of the Offering and a warrant to purchase 875 shares of Series E Preferred Stock, convertible into 875 shares of the Company's Common Stock. Alan C. Mendelson and Deborah A. Marshall, partners at Cooley, are Secretary and Assistant Secretary of the Company, respectively.


                                    EXPERTS

The consolidated financial statements of CV Therapeutics, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto filed as a part thereof. Statements contained herein as to the contents of any documents are not necessarily complete. In each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference. Copies of the Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the Commission's principal office in Washington, D.C. or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronics Data Gathering, Analysis and Retrieval System. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Ernst & Young LLP, Independent Auditors..........................................................         F-2
Consolidated Balance Sheets................................................................................         F-3
Consolidated Statements of Operations......................................................................         F-4
Consolidated Statement of Stockholders' Equity.............................................................         F-5
Consolidated Statements of Cash Flows......................................................................         F-7
Notes to Consolidated Financial Statements.................................................................         F-9

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
CV Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of CV Therapeutics, Inc. (a development stage company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995 and for the period from inception (December 11, 1990) to December 31, 1995 (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CV Therapeutics, Inc. (a development stage company) at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the period from inception (December 11, 1990) to December 31, 1995 (not separately presented herein) in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
February 23, 1996, except for
Note 10, as to which the date is
October 29, 1996

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS

                                 ------------------------------------------
                                                                  PRO FORMA
                                                                  STOCKHOLDERS'
                                                                  EQUITY AT
                                     DECEMBER 31,      SEPTEMBER  SEPTEMBER
                                 --------------------        30,        30,
                                      1994       1995       1996       1996
                                 ---------  ---------  ---------  ---------
IN THOUSANDS, EXCEPT PER SHARE
 AMOUNTS                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents        $ 3,742    $ 5,569    $ 6,478
  Short-term investments             6,001          -      4,006
  Interest receivable and other
   current assets                      266        221        236
                                 ---------  ---------  ---------
Total current assets                10,009      5,790     10,720
Notes receivable from officers
 and employees                         650        625        625
Property and equipment, net          4,487      4,120      3,332
Intangible and other assets,
 net of accumulated
 amortization of $45, $60 and
 $72 at December 31, 1994 and
 1995, and September 30, 1996,
 respectively                          953        913        984
                                 ---------  ---------  ---------
                                  $ 16,099   $ 11,448   $ 15,661
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                 $   205    $   405    $   557
  Accrued liabilities                  731      1,549      1,447
  Current portion of long-term
   debt                              1,201      3,341          -
  Current portion of capital
   lease obligation                    186        224         27
                                 ---------  ---------  ---------
Total current liabilities            2,323      5,519      2,031
Long-term portion of long-term
 debt                                2,322      3,250      5,000
Long-term portion of capital
 lease obligation                      376        152          -
Accrued rent                           517        723        722
Commitments

Stockholders' equity:
  Preferred stock (pro forma),
   $0.001 par value, 5,000,000
   shares authorized, none
   issued and outstanding                -          -          -     $    -
  Convertible preferred stock,
   $0.001 par value, 42,000,000
   preferred shares authorized
   (none pro forma), issuable
   in series; 21,549,445,
   25,471,045 and 32,382,015
   convertible preferred shares
   issued and outstanding at
   December 31, 1994 and 1995,
   and September 30, 1996,
   respectively; at amounts
   paid in; aggregate
   liquidation preference of
   $37,516 and $51,338 at
   December 31, 1995 and
   September 30, 1996,
   respectively                     28,591     36,388     50,130          -
  Common stock, $0.001 par
   value, 30,000,000 shares
   authorized; 254,197, 368,081
   and 418,083 shares issued
   and outstanding at December
   31, 1994 and 1995, and
   September 30, 1996,
   (4,330,265 - pro forma)
   respectively, less 95,000
   shares held in treasury; at
   amounts paid in                      37        258      2,663     52,793
  Warrants to purchase
   preferred stock (common
   stock - pro forma)                  495        544      1,225      1,225
  Notes receivable issued for
   stock                               (25)      (125)      (171)      (171)
  Deferred compensation                  -          -     (2,311)    (2,311)
  Deficit accumulated during
   the development stage           (18,537)   (35,261)   (43,628)   (43,628)
                                 ---------  ---------  ---------  ---------
Total stockholders' equity          10,561      1,804      7,908    $ 7,908
                                 ---------  ---------  ---------  ---------
                                                                  ---------
                                  $ 16,099   $ 11,448   $ 15,661
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------


                            See accompanying notes.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            -----------------------------------------------------------------------
                                                                                          INCEPTION
                                                              NINE MONTHS ENDED       (DECEMBER 11,
                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,                 1990)
                            -------------------------------  --------------------     SEPTEMBER 30,
                                 1993       1994       1995       1995       1996              1996
                            ---------  ---------  ---------  ---------  ---------  ----------------

IN THOUSANDS, EXCEPT PER SHARE
 AMOUNTS                                                         (UNAUDITED)            (UNAUDITED)
License revenue             $       -  $       -  $       -  $       -    $   250           $   250
Operating expenses:
  Research and development      4,731      8,823     12,856     10,099      5,834            33,411
  General and
   administrative                 947      2,802      3,402      2,367      2,186             9,766
                            ---------  ---------  ---------  ---------  ---------  ----------------
Total operating expenses        5,678     11,625     16,258     12,466      8,020            43,177
                            ---------  ---------  ---------  ---------  ---------  ----------------
Loss from operations           (5,678)   (11,625)   (16,258)   (12,466)    (7,770)          (42,927)
Interest income                   182        526        416        338        383             1,551
Interest expense                  (21)      (268)      (882)      (626)      (980)           (2,229)
                            ---------  ---------  ---------  ---------  ---------  ----------------
Net loss                    $  (5,517) $ (11,367) $ (16,724) $ (12,754) $  (8,367)         $(43,605)
                            ---------  ---------  ---------  ---------  ---------  ----------------
                            ---------  ---------  ---------  ---------  ---------  ----------------
Pro forma net loss per
 share                                            $   (4.33) $   (3.37) $   (1.78)
                                                  ---------  ---------  ---------
                                                  ---------  ---------  ---------
Shares used in computing
 pro forma net loss per
 share                                                3,861      3,780      4,708
                                                  ---------  ---------  ---------
                                                  ---------  ---------  ---------

                            See accompanying notes.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
        PERIOD FROM INCEPTION (DECEMBER 11, 1990) TO SEPTEMBER 30, 1996

                                             -----------------------------------------------------------------------------
                                                 CONVERTIBLE
                                               PREFERRED STOCK
                                             --------------------
                                                                                          WARRANTS
                                                SHARES                                          TO       NOTES
                                             ---------                 COMMON STOCK       PURCHASE  RECEIVABLE
IN THOUSANDS, EXCEPT SHARE AND PER SHARE                           --------------------  PREFERRED        FROM    DEFERRED
 AMOUNTS                                                   AMOUNT                AMOUNT      STOCK    OFFICERS  COMPENSATION
                                                        ---------     SHARES  ---------  ---------  ----------  ----------
                                                                   ---------
Issuance of common stock to founders at
 $0.01 per share in January 1991 for cash            -          -    250,000    $     2          -           -           -
Issuance of common stock to investors and
 consultants at $0.60 per share in April
 1992 for cash                                       -          -     28,500         17          -           -           -
Issuance of Series A convertible preferred
 stock at $0.80 per share to investors in
 October 1992 for cash and conversion of
 bridge loans of $1,198, net of $2 of
 issuance costs                              7,746,973      6,195          -          -          -           -           -
Issuance of common stock to investors at
 $0.60 per share in October and November
 1992 for cash and conversion of bridge
 loans of $5                                         -          -     12,036          7          -           -           -
Repurchase of the Company's common stock
 from investors at $0.60 per share in
 November 1992 for cash                              -          -    (40,000)         -          -           -           -
Repurchase of the Company's common stock at
 $0.60 per share in November 1992 in
 exchange for a warrant to purchase 250,000
 shares of Series A preferred stock at
 $0.80 per share                                     -          -    (25,000)       (15)        15           -           -
Net loss                                             -          -          -          -          -           -           -
                                             ---------  ---------  ---------  ---------  ---------  ----------  ----------
Balances at December 31, 1992                7,746,973      6,195    225,536         11         15           -           -
Issuance of common stock to investors at
 approximately $0.80 per share in April
 1993 for cash, net of repurchase                    -          -     10,938          9          -           -           -
Sale of warrant in April 1993 to Genta to
 purchase 1,000,000 shares of Series B
 preferred stock at $2.50 per share, for
 cash                                                -          -          -          -        480           -           -
Issuance of Series C convertible preferred
 stock at $1.25 per share to investors in
 July 1993 for cash, net of $34 of issuance
 costs                                       5,505,865      6,848          -          -          -           -           -
Notes receivable from officers for exercise
 of certain stock options                            -          -          -          -          -         (25)          -
Net loss                                             -          -          -          -          -           -           -
                                             ---------  ---------  ---------  ---------  ---------  ----------  ----------
Balances at December 31, 1993                13,252,838    13,043    236,474         20        495         (25)          -
Exercise of stock options at $0.80, $2.00
 and $2.50 per share during the year for
 cash                                                -          -     17,723         17          -           -           -
Issuance of Series D preferred stock at
 $2.00 per share to investors in March and
 April 1994 for cash, net of $1,045 of
 issuance costs                              8,296,607     15,548          -          -          -           -           -
Net loss                                             -          -          -          -          -           -           -
                                             ---------  ---------  ---------  ---------  ---------  ----------  ----------
Balances at December 31, 1994 (carried
 forward)                                    21,549,445   $28,591    254,197    $    37    $   495         (25)          -



                                                DEFICIT
                                             ACCUMULATED
                                             DURING THE       TOTAL
IN THOUSANDS, EXCEPT SHARE AND PER SHARE     DEVELOPMENT STOCKHOLDERS'
 AMOUNTS                                          STAGE      EQUITY
                                             ----------  ----------

Issuance of common stock to founders at
 $0.01 per share in January 1991 for cash             -     $     2
Issuance of common stock to investors and
 consultants at $0.60 per share in April
 1992 for cash                                        -          17
Issuance of Series A convertible preferred
 stock at $0.80 per share to investors in
 October 1992 for cash and conversion of
 bridge loans of $1,198, net of $2 of
 issuance costs                                       -       6,195
Issuance of common stock to investors at
 $0.60 per share in October and November
 1992 for cash and conversion of bridge
 loans of $5                                          -           7
Repurchase of the Company's common stock
 from investors at $0.60 per share in
 November 1992 for cash                             (23)        (23)
Repurchase of the Company's common stock at
 $0.60 per share in November 1992 in
 exchange for a warrant to purchase 250,000
 shares of Series A preferred stock at
 $0.80 per share                                      -           -
Net loss                                         (1,630)     (1,630)
                                             ----------  ----------
Balances at December 31, 1992                    (1,653)      4,568
Issuance of common stock to investors at
 approximately $0.80 per share in April
 1993 for cash, net of repurchase                     -           9
Sale of warrant in April 1993 to Genta to
 purchase 1,000,000 shares of Series B
 preferred stock at $2.50 per share, for
 cash                                                 -         480
Issuance of Series C convertible preferred
 stock at $1.25 per share to investors in
 July 1993 for cash, net of $34 of issuance
 costs                                                -       6,848
Notes receivable from officers for exercise
 of certain stock options                             -         (25)
Net loss                                         (5,517)     (5,517)
                                             ----------  ----------
Balances at December 31, 1993                    (7,170)      6,363
Exercise of stock options at $0.80, $2.00
 and $2.50 per share during the year for
 cash                                                 -          17
Issuance of Series D preferred stock at
 $2.00 per share to investors in March and
 April 1994 for cash, net of $1,045 of
 issuance costs                                       -      15,548
Net loss                                        (11,367)    (11,367)
                                             ----------  ----------
Balances at December 31, 1994 (carried
 forward)                                      $(18,537)   $ 10,561

                            See accompanying notes.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (CONTINUED)
        PERIOD FROM INCEPTION (DECEMBER 11, 1990) TO SEPTEMBER 30, 1996

                                               -----------------------------------------------------------------------------
                                                   CONVERTIBLE
                                                 PREFERRED STOCK
                                               --------------------
                                                                                            WARRANTS
                                                  SHARES                                          TO       NOTES
                                               ---------                 COMMON STOCK       PURCHASE  RECEIVABLE
IN THOUSANDS, EXCEPT SHARE AND PER SHARE                             --------------------  PREFERRED        FROM    DEFERRED
 AMOUNTS                                                     AMOUNT                AMOUNT      STOCK    OFFICERS  COMPENSATION
                                                          ---------     SHARES  ---------  ---------  ----------  ----------
                                                                     ---------
Balances at December 31, 1994 (brought
 forward)                                      21,549,445   $28,591    254,197    $    37    $   495     $   (25)          -
  Exercise of stock options at $0.80, $2.00
   and $2.50 per share during the year for
   cash                                                -          -    143,884        296          -           -           -
  Issuance of units consisting of one share
   of Series E preferred stock and one
   warrant to purchase half of one share of
   Series E preferred stock at $2.00 per
   share. In October and November 1995,
   3,921,600 units were issued at $2.00 per
   unit for cash, net of $46 of issuance
   costs                                       3,921,600      7,797          -          -          -           -           -
  Issuance of warrant in December 1995 to the
   Company's counsel to purchase 25,000 units
   consisting of one share of Series E
   preferred stock and one warrant to
   purchase half of one share of Series E
   preferred stock at $2.00 per share at
   $0.05 per unit for legal services rendered          -          -          -          -         49           -           -
  Repurchase of the Company's common stock
   from investors at $2.50 per share in
   December 1995 in exchange for cancellation
   of a promissory note                                -          -    (30,000)       (75)         -           -           -
  Notes receivable issued to officers for
   exercise of certain stock options                   -          -          -          -          -        (100)          -
  Net loss                                             -          -          -          -          -           -           -
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
Balances at December 31, 1995                  25,471,045    36,388    368,081        258        544        (125)          -
  Exercise of stock options at prices ranging
   from $0.80 to $2.50 per share for cash and
   notes (unaudited)                                   -          -     53,002         91          -           -           -
  Issuance of units consisting of one share
   of Series E preferred stock and one
   warrant to purchase one-half of one share
   of Series E preferred stock for $2.00 per
   share. In March, 1996 375,000 units were
   sold at $2.00 per unit in consideration
   for an up-front license fee owed to Syntex
   (U.S.A.) Inc. (unaudited)                     375,000        750          -          -          -           -           -
  Issuance of units consisting of one share
   of Series G convertible preferred stock
   and one warrant to purchase 0.15 of one
   share of common stock at $20.00 per share.
   In March and May 1996, 6,535,970 units
   were sold for $2.00 per unit in cash, net
   of $80,000 of issuance cost (unaudited)     6,535,970     12,992          -          -          -           -           -
  Value ascribed to warrant as a result of
   change in terms of the warrant, causing a
   new measurement date for accounting
   purposes (unaudited)                                -          -          -          -        160           -           -
  Warrant issued in connection with debt
   financing in September 1996                         -          -          -          -        521           -           -
  Repurchase of the Company's common stock
   from investor's in September 1995 at $2.50
   per share                                           -          -     (3,000)        (8)         -           -           -
  Notes receivable from officers for exercise
   of certain stock options (unaudited)                -          -          -          -          -         (46)          -
  Deferred compensation related to grants of
   certain stock options (unaudited)                   -          -          -      2,322          -           -      (2,322)
  Amortization of deferred compensation
   (unaudited)                                         -          -          -          -          -           -          11
  Net loss (unaudited)                                 -          -          -          -          -           -           -
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
Balances at September 30, 1996 (unaudited)     32,382,015  $ 50,130    418,083  $   2,663  $   1,225     $  (171)  $  (2,311)
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------



                                                  DEFICIT
                                               ACCUMULATED
                                               DURING THE       TOTAL
IN THOUSANDS, EXCEPT SHARE AND PER SHARE       DEVELOPMENT STOCKHOLDERS'
 AMOUNTS                                            STAGE      EQUITY
                                               ----------  ----------

Balances at December 31, 1994 (brought
 forward)                                        $(18,537)   $ 10,561
  Exercise of stock options at $0.80, $2.00
   and $2.50 per share during the year for
   cash                                                 -         296
  Issuance of units consisting of one share
   of Series E preferred stock and one
   warrant to purchase half of one share of
   Series E preferred stock at $2.00 per
   share. In October and November 1995,
   3,921,600 units were issued at $2.00 per
   unit for cash, net of $46 of issuance
   costs                                                -       7,797
  Issuance of warrant in December 1995 to the
   Company's counsel to purchase 25,000 units
   consisting of one share of Series E
   preferred stock and one warrant to
   purchase half of one share of Series E
   preferred stock at $2.00 per share at
   $0.05 per unit for legal services rendered           -          49
  Repurchase of the Company's common stock
   from investors at $2.50 per share in
   December 1995 in exchange for cancellation
   of a promissory note                                 -         (75)
  Notes receivable issued to officers for
   exercise of certain stock options                    -        (100)
  Net loss                                        (16,724)    (16,724)
                                               ----------  ----------
Balances at December 31, 1995                     (35,261)      1,804
  Exercise of stock options at prices ranging
   from $0.80 to $2.50 per share for cash and
   notes (unaudited)                                    -          91
  Issuance of units consisting of one share
   of Series E preferred stock and one
   warrant to purchase one-half of one share
   of Series E preferred stock for $2.00 per
   share. In March, 1996 375,000 units were
   sold at $2.00 per unit in consideration
   for an up-front license fee owed to Syntex
   (U.S.A.) Inc. (unaudited)                            -         750
  Issuance of units consisting of one share
   of Series G convertible preferred stock
   and one warrant to purchase 0.15 of one
   share of common stock at $20.00 per share.
   In March and May 1996, 6,535,970 units
   were sold for $2.00 per unit in cash, net
   of $80,000 of issuance cost (unaudited)              -      12,992
  Value ascribed to warrant as a result of
   change in terms of the warrant, causing a
   new measurement date for accounting
   purposes (unaudited)                                 -         160
  Warrant issued in connection with debt
   financing in September 1996                          -         521
  Repurchase of the Company's common stock
   from investor's in September 1995 at $2.50
   per share                                            -          (8)
  Notes receivable from officers for exercise
   of certain stock options (unaudited)                 -         (46)
  Deferred compensation related to grants of
   certain stock options (unaudited)                    -           -
  Amortization of deferred compensation
   (unaudited)                                          -          11
  Net loss (unaudited)                             (8,367)     (8,367)
                                               ----------  ----------
Balances at September 30, 1996 (unaudited)       $(43,628)    $ 7,908
                                               ----------  ----------
                                               ----------  ----------

                            See accompanying notes.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       ----------------------------------------------------------------
                                                                              INCEPTION
                                                                              (DECEMBER
                                                                              11, 1990)
                                                         NINE MONTHS ENDED           TO
                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,      SEPTEMBER
                       -------------------------------  --------------------        30,
IN THOUSANDS                1993       1994       1995       1995       1996       1996
                       ---------  ---------  ---------  ---------  ---------  ---------
                                                            (UNAUDITED)       (UNAUDITED)

CASH FLOWS FROM
 OPERATING ACTIVITIES
Net loss                $ (5,517)  $(11,367)  $(16,724)  $(12,754)   $(8,367)  $(43,607)
Adjustments to
 reconcile net loss
 to net cash used in
 operating
 activities:
  Amortization of
   deferred
   compensation......          -          -          -          -         11         11
  Depreciation and
   amortization              167        672      1,102        820        822      2,804
  Write off of
   warrant issued
   under capital
   lease                       -          -          -          -        160        160
  Forgiveness of
   notes receivable           75         25         25          -          -        200
  Issuance of stock
   warrant for legal
   services received           -          -         49          -          -         49
  Issuance of
   preferred stock
   and warrant for
   payment of license
   fee                         -          -          -          -        750        750
  Change in assets
   and liabilities:
    Other current
     assets                 (155)        19         45       (136)       (15)      (236)
    Intangible and
     other assets           (164)      (739)        24        (52)       438       (535)
    Accounts payable,
     accrued rent and
     other accrued
     liabilities              55      1,091      1,224      1,503         49      2,728
                       ---------  ---------  ---------  ---------  ---------  ---------
Net cash used in
 operating activities     (5,539)   (10,299)   (14,255)   (10,619)    (6,152)   (37,676)
                       ---------  ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Purchase of
 short-term
 investments                   -    (51,900)    (1,202)         -     (4,006)   (57,108)
Maturity of
 short-term
 investments                 (93)    45,899      7,203      6,001          -     53,102
Capital expenditures           -     (4,067)      (719)      (716)       (23)    (5,314)
Notes receivable from
 officers and
 employees                     -          -          -          -          -       (825)
Cash received from
 disposal of asset             -          5          -          -          -          5
                       ---------  ---------  ---------  ---------  ---------  ---------
Net cash provided by
 (used in) investing
 activities                  (93)   (10,063)     5,282      5,285     (4,029)   (10,140)
                       ---------  ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES
Payments on capital
 lease obligation            (44)      (150)      (186)         -       (349)      (729)
Borrowings under
 long-term debt             (200)     3,571      4,148      3,847      5,000     13,219
Repayments of
 long-term debt                -       (348)    (1,080)      (581)    (6,591)    (8,218)
Proceeds from
 issuances of common
 stock (and bridge
 loans subsequently
 converted into
 common stock), net
 of repurchases              (16)        17        121        187         38        186
Proceeds from
 issuance of warrant         480          -          -          -          -        480
Proceeds from bridge
 loans                         -          -          -          -          -      1,198
Proceeds from
 issuance of
 convertible
 preferred stock           6,848     15,548      7,797      5,051     12,992     48,182
Payments to
 stockholders to
 repurchase the
 Company's common
 stock                         -          -          -          -          -        (24)
                       ---------  ---------  ---------  ---------  ---------  ---------
Net cash provided by
 financing activities      7,068     18,638     10,800      8,504     11,090     54,294
                       ---------  ---------  ---------  ---------  ---------  ---------
Net (decrease)
 increase in cash and
 cash equivalents          1,436     (1,724)     1,827      3,170        909      6,478
Cash and cash
 equivalents at
 beginning of period       4,030      5,466      3,742      3,742      5,569          -
                       ---------  ---------  ---------  ---------  ---------  ---------
Cash and cash
 equivalents at end
 of period               $ 5,466    $ 3,742    $ 5,569    $ 6,912    $ 6,478    $ 6,478
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                       ----------------------------------------------------------------
                                                                              INCEPTION
                                                                              (DECEMBER
                                                                              11, 1990)
                                                         NINE MONTHS ENDED           TO
                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,      SEPTEMBER
                       -------------------------------  --------------------        30,
IN THOUSANDS                1993       1994       1995       1995       1996       1996
                       ---------  ---------  ---------  ---------  ---------  ---------
                                                            (UNAUDITED)       (UNAUDITED)
SUPPLEMENTAL
 DISCLOSURE OF CASH
 FLOW INFORMATION
Cash paid for
 interest                $    50    $   287    $   883    $   610    $   755    $ 2,258
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
Conversion of bridge
 loans into Series A
 convertible
 preferred stock         $     -    $     -    $     -    $     -    $     -    $ 1,198
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Conversion of bridge
 loans into common
 stock                   $     -    $     -    $     -    $     -    $     -    $     5
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Acquisition of
 property and
 equipment under
 capital leases          $   683    $    73    $     -    $     -    $     -    $   756
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Notes receivable from
 officers in
 connection with
 exercise of certain
 stock options           $    25    $     -    $   100    $   100    $    21    $   146
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------
Issuance of warrants
 in connection with
 debt financing          $     -    $     -    $     -    $     -    $   681    $   681
                       ---------  ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

CV Therapeutics, Inc. (the "Company"), a development stage biopharmaceutical company, was incorporated in the State of Delaware on December 11, 1990 to focus exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases. The Company's primary activities since incorporation have been establishing its offices and research facilities, recruiting personnel, conducting research and development, performing business and financial planning and raising capital.

Since inception, the Company has accumulated a deficit of approximately $43.6 million. Management expects to incur additional losses to complete product development, and commercialization, as necessary, and recognizes the need to raise additional funds from outside sources. In March and May 1996 the Company successfully consummated an equity financing transaction which raised approximately $13.0 million and has completed a refinancing of its existing debt obligations (see Note 5). Management believes that it will be able to obtain additional funds through either public or private equity or debt financings, collaborative and other arrangements with corporate partners or from other sources. If adequate funds are not available, the Company may be required to reduce its level of spending, or eliminate one or more of its research and development programs.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, CV Therapeutics International, which was incorporated in December 1993 in the Cayman Islands. All significant intercompany balances have been eliminated.

INTERIM FINANCIAL INFORMATION

The financial information at September 30, 1996 and for the nine months ended September 30, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the nine months ended September 30, 1996 are not necessarily indicative of results for the entire year.

RESEARCH AND DEVELOPMENT

Research and development expenses consist of costs incurred for independent research and development. These costs include direct and research-related overhead expenses.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds. All other liquid investments are classified as short-term investments. Short-term investments at December 31, 1994 consist primarily of auction market preferred stock, money market capital notes, and bank notes. At September 30, 1996, all short-term investments are in U.S. government bonds. The Company limits its concentration of risk by diversifying its investments among a variety of issuers.

Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1994 and 1995 and September 30, 1996, all investment securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in the statement of operations. There have been no such transactions through December 31, 1995.

DEPRECIATION AND AMORTIZATION

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets, generally two to three years. Organization costs are amortized over a period of five years.

REVENUE RECOGNITION

Revenues related to license agreements with noncancelable, nonrefundable terms and no significant future obligations are recognized upon execution of the agreements. Milestone payments will be recognized pursuant to collaborative agreements upon the achievement of specified milestones.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NET LOSS PER SHARE

Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletins, common and common equivalent shares issued during the 12-month period prior to the initial filing of the proposed offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method for stock options at the estimated public offering price).

Historical net loss per share information is as follows:

                              -----------------------------------------------------
                                                                NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
IN THOUSANDS, EXCEPT PER      -------------------------------  --------------------
SHARE AMOUNTS                      1993       1994       1995       1995       1996
                              ---------  ---------  ---------  ---------  ---------
Net loss per share               $(3.58)    $(7.32)   $(10.20)    $(7.85)    $(4.95)
                              ---------  ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------  ---------
Shares used in computing net
 loss per share                   1,540      1,553      1,640      1,625      1,691
                              ---------  ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------  ---------

Pro forma net loss per share has been computed as described above and also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's initial public offering (using the if-converted method) from the original date of issuance.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into 3,238,185 shares of common stock, based on the

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

shares of convertible preferred stock outstanding as of September 30, 1996. In addition, 673,997 shares will be issued in connection with the net exercise of certain warrants upon the closing of the initial public offering. Pro forma stockholders' equity at September 30, 1996, as adjusted for the conversion of preferred stock and the net exercise of certain warrants, is disclosed on the balance sheet.


STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995. Under SFAS 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principle Board Opinion No. 25 or the fair-value method described in SFAS 123. The Company plans to implement SFAS 123 in 1996 using the intrinsic-value method; accordingly, there will be no effect upon adopting SFAS 123 on the Company's financial position or results of operations.

2.  LICENSE AND COLLABORATION AGREEMENTS

GENTA INCORPORATED

In January 1993, the Company, along with Genta Incorporated (collectively referred to as "Licensees"), entered into a worldwide license agreement with the Board of Trustees of the Leland Stanford Junior University ("Stanford"). Under the terms of the agreement, Stanford granted the Licensees rights with respect to certain patents to make, use and sell products for the treatment of coronary restenosis and other vascular and associated human conditions. In consideration for these patent rights, the Licensees paid a $100,000 licensing fee upon signing the agreement. The Licensees provided for certain nonrefundable annual royalties and nonrefundable milestone royalties over the term of the agreement, and royalties on net sales of licensed products.

On June 28, 1996, the Company and Stanford agreed upon the terms pursuant to which the January 1993 license agreement referred to above was terminated.

GENTA/GENTA JAGO TECHNOLOGIES B.V.

On April 9, 1993, the Company entered into a five-year research and development collaboration with Genta, Incorporated ("Genta") and Genta Jago Technologies B.V. ("GJT") to design, develop and commercialize certain products utilizing the technology which is the subject of the Stanford license agreement described above. The agreement obligated the Company, Genta and GJT to jointly fund certain research costs.

In connection with this agreement, Genta acquired a warrant to purchase 1,000,000 shares of the Company's Series B preferred stock at $2.50 per share (100,000 shares of common stock at $25.00 per share on an as-if converted basis). The purchase price for the warrant was $0.48 per underlying share or $480,000 (100,000 shares of common stock at $4.80 on an as-if converted basis). The warrant is exercisable immediately and expires on April 7, 2003.

As stated above, in June 1996, the Company and Stanford agreed upon the terms pursuant to which the license terminated and, consequently, there are no further obligations to perform under this collaboration agreement. Although the agreements with Genta and GJT have not been terminated, the Company believes that neither party is currently pursuing the collaborative research.

UNIVERSITY OF FLORIDA RESEARCH FOUNDATION, INC.

In June 1994, the Company entered into a license agreement with the University of Florida Research Foundation, Inc. ("UFRFI") under which the Company received exclusive worldwide rights with respect to certain

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. LICENSE AND COLLABORATION AGREEMENTS (CONTINUED) patents to develop adenosine A(1) receptor antagonists and agonists for the detection, prevention and treatment of human and animal diseases. In consideration for the license, the Company paid UFRFI an initial license fee and is obligated to pay royalties based on net sales of products which utilize the licensed technology.

Pursuant to the agreement, the Company must exercise commercially reasonable efforts to develop and commercialize one or more products covered by the licensed technology and is obligated to meet milestones in completing certain preclinical work. In the event the Company fails to reach those milestones, UFRFI may convert the exclusive license into a non-exclusive license. As part of the license agreement with UFRFI, the Company entered into a research agreement with the University of Florida.

SYNTEX (U.S.A.) INC.

In March 1996, the Company entered a license agreement with Syntex (U.S.A.) Inc. ("Syntex"), which is an indirect subsidiary of Roche Holding Limited, pursuant to which the Company was granted an exclusive license in certain territories under Syntex patents and know-how for the sale of products incorporating the licensed technology, in exchange for an up front license fee, milestone payments and royalties. In consideration for the up front license fee of $750,000, the Company issued to Syntex 375,000 shares of Series E preferred stock and a five year warrant to purchase 187,500 shares of Series E preferred stock at $2.00 per share (18,750 shares of common stock at $20.00 per share on an as-if converted method).

BAYER AG

On May 7, 1996, the Company entered a License Agreement with Bayer AG in the area of inflammatory diseases. Pursuant to this agreement, the Company has granted Bayer AG an exclusive worldwide license under the Company's patents and know-how to research, develop and market products incorporating the licensed technology. In exchange for the license, the Company received a $250,000 up front non-refundable license fee and is entitled to receive milestone payments and royalties in the future.

3.  INVESTMENTS
The following is a summary of available-for-sale securities:

                                      -------------------------------------
                                              ESTIMATED FAIR VALUE
                                      -------------------------------------
                                            DECEMBER 31,
                                      ------------------------    SEPTEMBER
IN THOUSANDS                                 1994         1995     30, 1996
                                      -----------  -----------  -----------
Cash equivalents:
  Money market funds                       $1,072       $5,701       $5,175
  Commercial paper                          1,983            -            -
                                      -----------  -----------  -----------
                                            3,055        5,701        5,175
Short-term investments:
  U. S. government bonds                        -            -        4,006
  Auction market preferred stock            4,000            -            -
  Money market capital notes                1,000            -            -
  Bank notes                                1,001            -            -
                                      -----------  -----------  -----------
                                           $9,056       $5,701       $9,181
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

As of December 31, 1995 and September 30, 1996, the difference between the fair value and the amortized cost of available-for-sale securities was insignificant.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3.  INVESTMENTS (CONTINUED)
As of December 31, 1994 and September 30, 1996, the average contractual maturity was approximately three months and six months, respectively, with no single investment's maturity exceeding one year. Excluded from short-term investments above is $700,000 and $713,000 of certificates of deposit at December 31, 1994 and 1995, respectively, held as collateral against loans and which is included in "Intangibles and other assets" on the balance sheet.

4.  PROPERTY AND EQUIPMENT
Property and equipment consist of the following:

                                      -------------------------------------
                                            DECEMBER 31,
                                      ------------------------    SEPTEMBER
IN THOUSANDS                                 1994         1995     30, 1996
                                      -----------  -----------  -----------
Machinery and equipment                   $ 2,220      $ 2,407      $ 2,419
Furniture and fixtures                        425          556          568
Leasehold improvements                      2,662        3,064        3,063
                                      -----------  -----------  -----------
                                            5,307        6,027        6,050
Less accumulated depreciation and
 amortization                                (820)      (1,907)      (2,718)
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------
                                          $ 4,487      $ 4,120      $ 3,332
                                      -----------  -----------  -----------
                                      -----------  -----------  -----------

Property and equipment include $756,000 recorded under capital leases at December 31, 1994, 1995, and September 30, 1996. Accumulated amortization related to leased assets totaled $275,000, $500,000 and $685,000 at December 31, 1994 and 1995, and September 30, 1996, respectively.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5.  LONG-TERM DEBT
Long-term debt consists of the following:

                                      -----------------------------------------
                                              DECEMBER 31,
                                      ----------------------------    SEPTEMBER
IN THOUSANDS                                 1994           1995       30, 1996
                                      -------------  -------------  -----------
Corporate loan at 9.0%, principal
 and interest due January 1, 1997,
 subject to the Company's right of
 deferral                               $       -      $       -         $2,000
Corporate loan at 9.0%, principal
 payments in equal installments
 monthly beginning April 1, 1998
 through September 1, 1999. Interest
 due monthly subject to rights of
 deferral                                       -              -          3,000
Corporate term loan at 15.03%,
 interest only until December 31,
 1995, followed by monthly
 installments through December 31,
 1997                                           -          4,000              -
Bank term loan at prime, plus 3.0%,
 which is subject to periodic reset,
 due in monthly installments through
 December 31, 1997                          1,714          1,143              -
Bank term loan at prime, plus 2.5%,
 which is subject to periodic reset,
 due in monthly installments through
 December 31, 1997                          1,436          1,226              -
Bank note at prime, plus 2%, which
 is subject to periodic reset, due
 in quarterly installments through
 June 30, 1997                                250            150              -
Other                                         123             72             27
                                           ------         ------    -----------
                                            3,523          6,591          5,027
Less current portion                       (1,201)        (3,341)           (27)
                                           ------         ------    -----------
Long-term portion                       $   2,322      $   3,250         $5,000
                                           ------         ------    -----------
                                           ------         ------    -----------

The indebtedness to banks is secured by interests in equipment, furniture and fixtures.

The carrying value of the corporate term loan approximates fair value at December 31, 1995 and September 30, 1996. The fair value of the corporate term loan was estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the Company for borrowings with similar terms and maturity.

On September 27, 1996, the Company completed a refinancing of its existing debt obligations with $5.0 million of debt financing from entities associated with Hambrecht & Quist Group. (the H&Q Debt Financings). The H&Q Debt Financings consist of a $3.0 million term loan which bears interest at the rate of 9.0% per annum, secured by all of the assets of the Company, and has a final maturity in September 1999, and a $2.0 million term loan which bears interest at 9.0% per annum due January 1, 1997. The Company has the option on or before December 31, 1996 to convert the $2.0 million term loan to an equipment lease which would bear interest at the rate of 9.0% per annum and would have a final maturity in September 1999. The Company intends to convert the term loan into an equipment lease if it does not complete its initial public offering by December 31, 1996. Therefore, the term loan has been classified as long term in the balance sheet at September 30, 1996. If the Company does not raise a minimum of $13.0 million in gross proceeds through the sale of equity securities, the Company can elect to defer payments under either the term loan (or the equipment lease) until March 1998 and

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5.  LONG-TERM DEBT (CONTINUED)
minimum subsequent payments would total $3.2 million in 1998 and $1.8 million in 1999. Otherwise, maximum payments could total $2.0 million, $1.7 million and $1.3 million in 1997, 1998 and 1999, respectively. Also, see Note 8.

6.  LEASES
The Company leases certain equipment and furniture under noncancelable capital leases. The Company leases its facilities under noncancelable operating leases. The facilities lease expires February 2002 and includes an option to renew the lease for an additional five years. In October 1995, the Company entered into a noncancelable sublease agreement whereby it leased additional space to two separate companies for eight months and 17 months, respectively. Aggregate future minimum rentals to be received as of December 31, 1995 totaled $487,000.

Following is a schedule of future minimum lease payments at December 31, 1995, net of sublease rentals in 1996 and 1997:

                                                          ------------------------
                                                           OPERATING      CAPITAL
IN THOUSANDS                                                  LEASES       LEASES
                                                          -----------  -----------
Year ending December 31,
  1996                                                     $     653    $     264
  1997                                                         1,069          159
  1998                                                         1,193            -
  1999                                                         1,244            -
  2000                                                         1,254            -
Thereafter                                                     1,499            -
                                                          -----------       -----
Total minimum payments required                            $   6,912          423
                                                          -----------
                                                          -----------
Less amount representing interest                                             (47)
                                                                            -----
Present value of future lease payments                                        376
Less current portion                                                         (224)
                                                                            -----
Noncurrent portion                                                      $     152
                                                                            -----
                                                                            -----

Rent expense, net of sublease rentals, for the years ended December 31, 1993, 1994 and 1995, for the nine months ended September 30, 1995 and 1996 and for the periods from inception (December 11, 1990) to September 30, 1996 was approximately $123,000, $662,000, $840,000, $578,000, $305,000 and $1,958,000,
respectively.

7.  RELATED PARTY TRANSACTIONS
During 1992 and 1993, the Company issued loans to certain of the Company's officers and employees related to relocation, purchases of stock and other purposes of which loans aggregating $675,000, $750,000 and $796,000 were outstanding at December 31, 1994 and 1995, and September 30, 1996, respectively. These loans bear interest at 5.33% to 7.31% per annum. The amounts are repayable from December 31, 1997 to June 8, 2005. As of September 30, 1996 loans for $625,000 are secured by personal residences, and loans for the remaining $171,000 are secured by the individuals' common stock. As of December 31, 1994, 1995 and September 30, 1996, loans for $25,000, $125,000 and $171,000 related to the purchase of common stock and have been included in stockholders' equity. The Company forgave $91,500 and $47,400 of accrued interest in the year

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7.  RELATED PARTY TRANSACTIONS (CONTINUED)
ended December 31, 1995 and the nine months ended September 30, 1996, respectively, on several of these notes. The forgiveness was accounted for as compensation expense to the related employees in the period in which the interest was deemed to have been forgiven.

8.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

Preferred stock as of September 30, 1996 consists of the following ($0.001 par value):

                                          ----------------------------------
                                                          SHARES
                                              SHARES  ISSUED AND  LIQUIDATION
                                          AUTHORIZED  OUTSTANDING PREFERENCE
                                          ----------  ----------  ----------
Series A                                   8,000,000   7,746,973   6,197,578
Series B                                   1,000,000           -           -
Series C                                   6,000,000   5,505,865   6,882,331
Series D                                  12,500,000   8,296,607  16,593,214
Series E                                   7,500,000   4,296,600   8,593,200
Series G                                   7,000,000   6,535,970  13,071,940
                                          ----------  ----------  ----------
Total                                     42,000,000  32,382,015  51,338,263
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

Preferred stockholders are entitled to noncumulative dividends at the rate of $0.08, $0.25, $0.125, $0.20, $0.20 and $0.20 per annum, for each share of Series
A, Series B, Series C, Series D, Series E and Series G preferred stock outstanding, respectively, if declared by the board of directors, payable in preference to common stock dividends. No dividends have been declared or paid by the Company.

Pursuant to the Company's Restated Certificate of Incorporation, as amended, the liquidation preference includes all declared but unpaid dividends, if any. None have been declared to date. After payment has been made to the preferred stockholders, holders of the common stock and preferred stock shall receive the remaining assets. Such assets shall be distributed ratably among such holders in proportion to the shares of stock held by them.

Each share of preferred stock votes equally with shares of common stock on an "if-converted" basis at any annual or special meeting of the Company, and may act by written consent in the same manner as the common stock. Series A, Series B (if and when issued) Series C, Series D, Series E and Series G preferred stockholders have the right of first refusal with respect to additional equity financings the Company undertakes.

Each share of preferred stock is convertible at any time at the option of the holder. After giving effect to the reverse stock split which occurred on October 29, 1996, the conversion ratio is 1-for-10. Conversion of the preferred stock is automatic upon the closing of an initial public offering with gross proceeds in excess of $10,000,000. See Note 10. The Company has reserved 3,238,185 shares of its common stock for the conversion of its outstanding preferred stock.

If the Company issues stock for a price per share less than the Series E conversion price, then the Series E and Series G conversion prices shall be reduced to the amount equal to the consideration per share for which such additional shares of stock are issued. This provision shall terminate upon the first to occur of the closing of an initial public offering in excess of $10,000,000 or a merger, reorganization or sale of substantially all of the assets of the Company or the closing of the Company's next financing of at least $5,000,000.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8.  STOCKHOLDERS' EQUITY (CONTINUED)
COMMON STOCK

In November 1992, the Company repurchased 40,000 shares of its common stock from its founders for $0.60 per share. The original purchase price was recorded as a reduction to common stock, at stated cost, and the excess over the original purchase price, or $23,600, was recorded in the caption "deficit accumulated during the development stage."

1992 STOCK OPTION PLAN

The Company has reserved 345,000 common shares for issuance under its revised 1992 Stock Option Plan which provides for common stock options to be granted to employees (including consultants, officers, and directors). The exercise price of each incentive stock option shall be not less than the 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of each nonstatutory stock option shall be not less than 85% of the fair value of the stock subject to the option on the date the option is granted. All options are to have a term not greater than 10 years from the date of grant. Options are exercisable upon vesting, which is generally ratable over a five-year period, unless otherwise approved by the board of directors.

1994 EQUITY INCENTIVE PLAN

In February 1994, the Company's board of directors adopted the 1994 Equity Incentive Plan. Under the Plan, up to 500,000 shares of the Company's common stock may be granted to employees of and consultants to the Company and its affiliates. The Plan allows for the grant of incentive stock options, nonstatutory stock options, stock bonuses, rights to purchase restricted stock and stock appreciation rights. Options granted under this plan expire no later than 10 years from the date of grant. The exercise price of each incentive stock option shall be not less than 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of each nonstatutory option shall be not less than 85% of the fair value of the stock subject to the option on the date the option is granted. The vesting provisions of individual options may vary but in each case will provide for vesting of at least 20% of the total number of shares subject to the option per year.

NON-EMPLOYEE DIRECTOR'S STOCK OPTION PLAN

In September 1994, the Company's board of directors adopted the Non-Employee Director's Stock Option Plan. Under the Plan, options for up to 20,000 shares of common stock may be granted to directors of the Company who is not otherwise an employee of or consultant to the Company or of any affiliate of the Company. Options granted under this plan expire no later than 10 years from the date of grant. The exercise price of each option shall be the fair value of the stock subject to such option on the date such option is granted. The options generally vest in increments over a period of three years from the date of grant.

Outside of Stock Option Plans, from May 1993 through June 1995 the Company granted options to purchase 85,500 shares of Common Stock to employees and consultants. The exercise prices ranged from $0.80 to $2.50 per share, which exercise prices represent the fair value of common stock at the respective grant dates. The stock option terms vary between the individual grants and were approved by the board of directors.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8.  STOCKHOLDERS' EQUITY (CONTINUED)
The following table summarizes option activity under all plans:

                             -----------------------------------------------

                                                         OUTSTANDING OPTIONS
                                 SHARES  -----------------------------------
IN THOUSANDS, EXCEPT PER      AVAILABLE   NUMBER OF   PRICE PER    AGGREGATE
SHARE AMOUNTS                 FOR GRANT      SHARES       SHARE        PRICE
                             ----------  ----------  -----------  ----------
  Shares authorized                 299           -   $       -            -
  Options granted                  (184)        184  0$.80-$0-88       $ 150
                             ----------  ----------               ----------
Balance at December 31,
 1992                               115         184  0$.80-$0.88         150
  Shares authorized                  74           -   $       -            -
  Options granted                  (123)        123  0$.80-$1.30         120
  Options canceled                    9          (9)  $ 0.80              (7)
  Options exercised                   -           -   $ 0.80               -
                             ----------  ----------               ----------
Balance at December 31,
 1993                                75         298  0$.80-$1.30         263
  Shares authorized                 238           -   $       -            -
  Options granted                  (230)        230  2$.00-$2.50         542
  Options canceled                    9          (9) 0$.80-$2.00          (8)
  Options exercised                   -         (18) 0$.80-$2.50         (17)
                             ----------  ----------               ----------
Balance at December 31,
 1994                                92         501  0$.80-$2.50         780
  Shares authorized                 340           -   $       -            -
  Options granted                  (393)        393   $ 2.50             982
  Options canceled                   37         (37) 0$.80-$2.50         (62)
  Options exercised                   -        (144) 0$.80-$2.50        (296)
                             ----------  ----------  -----------  ----------
Balance at December 31,
 1995                                76         713  0$.80-$2.50       1,404
  Shares authorized                 529           -   $       -            -
  Options granted                  (348)        348   $ 2.50             871
  Options canceled                  202        (202)  $0.80-2.50        (446)
  Options repurchased                 3          (3)    2.50              (8)
  Options exercised                   -         (53) 0$.80-$2.50         (83)
                             ----------  ----------  -----------  ----------
Balance at September 30,
 1996                               462         803  0$.80-$2.50      $1,738
                             ----------  ----------  -----------  ----------
                             ----------  ----------  -----------  ----------

At December 31, 1994 and 1995 and September 30, 1996, options to purchase 144,679, 203,613 and 284,459 common shares were exercisable, respectively. At September 30, 1996, the Company has reserved 1,480,500 shares of authorized common stock for issuance under all plans.

In March and June 1996, options to purchase 8,835 and 40,505 shares were granted at $2.50 per share. Deferred compensation of $172,000 was recorded on these option grants based on the deemed fair value of common stock of approximately $6.25. In September 1996, the Company granted options to purchase a total of 296,500 shares at an exercise price of $2.50 per share and additional deferred compensation of approximately $2,150,000 was recorded based on the deemed fair value of common stock of approximately $9.75.

WARRANTS

In connection with the sale of Series A preferred stock, the Company acquired 25,000 shares of its common stock from an investor for $0.60 per share by issuing a warrant to purchase 250,000 shares of the Company's Series A preferred stock at $0.80 per share (25,000 shares of common stock at $8.00 per share on an as-if-converted

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8.  STOCKHOLDERS' EQUITY (CONTINUED)
basis). This warrant is exercisable immediately and expires at the earlier of September 8, 1997 or an initial public offering in excess of $7,500,000 at an offering price of not less than $5.00 per share as adjusted for any stock dividends, stock split, recapitalization or consolidation of the Company's common stock. As of December 31, 1995, 25,000 shares of common stock have been reserved for the exercise of this warrant.

In connection with the equipment lease entered into in 1993, the Company issued a warrant to purchase 2,812 shares of the Company's common stock at $8.00 per share. This warrant is exercisable immediately and expires at the earlier of March 18, 1999 or an initial public offering in excess of $7,500,000 or a merger or consolidation of the Company with or into another corporation or entity. As of December 31, 1995, 2,812 shares of the Company's common stock have been reserved for the exercise of the warrant.

In connection with the 1993 facility lease, the Company issued warrants to purchase 30,000 shares of the Company's Series C preferred stock at $1.25 per share (3,000 shares of common stock at $12.50 per share on an as-if-converted basis). The warrants expired in August 1996.


In connection with the sale of Series D preferred stock, the Company issued warrants to purchase 219,266 shares of the Company's Series D preferred stock at $2.00 per share (21,926 shares of common stock at $20.00 per share on an as-if-converted basis). The warrants are exercisable immediately and expire on March 23, 1999. As of December 31, 1995, 21,926 shares of common stock have been reserved for the exercise of the warrants.



In connection with the corporate term loan obtained in April 1995, the Company issued warrants to purchase 400,000 shares of the Company's Series D preferred stock at $2.50 per share (40,000 shares of common stock at $25.00 per share on an as-if-converted basis). The warrant is exercisable immediately and expires on April 24, 2005. As of December 31, 1995, 40,000 shares of common stock have been reserved for the exercise of the warrant. In June 1996, the warrant agreement was amended to change the exercise price of the warrants from $25.00 per share to $8.90 per share, in exchange for the elimination of certain loan covenants. This change in terms resulted in a new measurement date for the warrants for accounting purposes, and, therefore, a value of $160,000 has been recorded in June 1996 based on the deemed fair value of the warrants at that date. The warrant value was initially amortized over the remaining life of the loan. However, on September 30, 1996, the Company repaid the remaining balance of the loan and expensed the unamortized portion of the warrant value at that date.


In connection with the sale of Series E preferred stock, the Company issued warrants to purchase 1,960,800 shares of the Company's Series E preferred stock at $2.00 per share (196,078 shares of common stock at $20.00 per share on an as-if-converted basis). The warrants are exercisable immediately and expire at the earlier of September 7, 2000, an initial public offering of common stock at an offering price of not less than $5.00 per share as adjusted for any stock dividends, combinations or stock split with respect to such stock or a merger, reorganization or sale of substantially all of the assets of the Company. As of December 31, 1995, 196,078 shares of common stock have been reserved for the exercise of the warrants.

In 1995, the Company issued its corporate attorneys a warrant to purchase 25,000 units consisting of one share of the Company's Series E preferred stock (2,500 shares of common stock on an as-if converted basis) and one warrant to purchase half of one share of Series E preferred stock for $2.00 per share (1,250 shares of common stock at $20.00 per share on an as-if-converted basis). The warrant was issued in lieu of payment for legal services rendered totaling $48,750 and is separately disclosed in the statement of stockholders' equity. The warrant is exercisable immediately and expires at the earlier of December 2000 or upon the consummation of a qualified initial public offering, as defined in the related agreement. Shares of common stock totaling 3,750 have been reserved for issuance upon exercise of the warrant.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8.  STOCKHOLDERS' EQUITY (CONTINUED)
In connection with the sale of Series G preferred stock in March and May 1996, the Company issued warrants to purchase 980,392 shares of common stock at $2.50 per share. These warrants expire March 28, 1999 or at the closing of a qualified initial public offering, as defined in the related agreement.

In September 1996, in connection the debt financing described in Note 5, the Company issued five year warrants to purchase 84,500 shares of common stock at an exercise price of $20.00 per share, and five year warrants to purchase 84,500 shares of common stock at an exercise price of $2.50 per share. These warrants were valued at $521,000 based on the value of common stock on the date of the transaction and based on the terms of the respective warrant agreements.

The following table summarizes the warrants outstanding as of September 30, 1996 (on an as-if converted basis):

                            -------------------------------------------------------------
DATE OF                     ISSUED FOR                               EXERCISE   NUMBER OF
ISSUANCE                    UNDERLYING STOCK                            PRICE    WARRANTS
--------------------------  -------------------------------------  -----------  ---------
October 1992                Series A preferred stock                $    8.00      25,000
April 1993                  Series B preferred stock                $   25.00     100,000
March and April 1994        Series D preferred stock                $   20.00      21,926
April 1995                  Series D preferred stock                $    8.90      40,000
September and November
1995                        Series E preferred stock                $   20.00     196,078
December 1995               Series E preferred stock                $   20.00       3,750
March 1996                  Series E preferred stock                $   20.00      18,750
September 1996              Common stock                            $   20.00      84,500
September 1996              Common stock                            $    2.50      84,500
                                                                                ---------
Total                                                                             574,504


Common stock to be issued on the net exercise of outstanding warrants, upon the closing of an initial public offering, assuming an initial offering price of $8.00 per share:



March 1993                  Common Stock                            $    8.00       2,812
March and May 1996          Common Stock                            $    2.50     980,392
                                                                                ---------
                                                                                  983,204
                                                                                ---------
                                                                                ---------
Less shares due to net exercise                                                  (309,207)
                                                                                ---------
Expected shares to be net exercised                                               673,997
                                                                                ---------
Total warrants outstanding as of September 30, 1996                             1,248,501
                                                                                ---------
                                                                                ---------


9.  INCOME TAXES
As of December 31, 1995, the Company had federal net operating loss carryforwards of approximately $32,000,000. The Company also had research and development tax credit carryforwards of approximately $1,200,000. The difference between the federal net operating loss carryforwards and the accumulated deficit relates to losses generated by the Company's wholly owned subsidiary, CV Therapeutics, International. The net operating loss and credit carryforwards will expire at various dates beginning on 2007 through 2010, if not utilized.

Utilization of the net operating losses and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                             CV THERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

9.  INCOME TAXES (CONTINUED)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31 are as follows:

                                                      -----------------------
                                                           DECEMBER 31,
                                                      -----------------------
IN THOUSANDS                                                1994         1995
                                                      -----------  ----------
Net operating loss carryforward                        $   5,400      $11,600
Research credits (expiring 2007-2010)                        800        1,700
Capitalized research and development                         800          800
Other, net                                                     -          100
                                                      -----------  ----------
Total deferred tax assets                                  7,000       14,200
Valuation allowance for deferred tax assets               (7,000)     (14,200)
                                                      -----------  ----------
Total                                                  $       -       $    -
                                                      -----------  ----------
                                                      -----------  ----------

The valuation allowance increased by $4,000,000, during the year ended December 31, 1994.

10. SUBSEQUENT EVENTS
In September 1996, the board of directors authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the preferred stock outstanding will automatically convert into 3,238,185 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

Also in September 1996, the board of directors of the Company authorized a 1-for-10 reverse stock split, in which ten shares of common stock were exchanged for one share of common stock. Following stockholder approval, the stock split was effected on October 29, 1996. Effective upon the closing of the initial public offering, the Company will become authorized to issue 5,000,000 shares of $0.001 par value preferred stock and 30,000,000 shares of $0.001 par value common stock. All par value, share and per share amounts, as well as the dividend and liquidation preferences for preferred stock, included in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split.

In September 1996, the board of directors adopted the Employee Stock Purchase Plan, the amended and restated Non-Employee Directors' Stock Option Plan and the amended and restated 1992 Stock Option Plan and the amended and restated 1994 Equity Incentive Plan. In September 1996, the stockholders approved such plans. A total of 1,545,000 shares of common stock have been reserved for issuance thereunder, subject to stockholder approval.

On August 25, 1996, a promissory note was executed in favor of the Company by an officer, for $25,000, bearing interest at 6.84%, per annum. The principal is due and payable on August 25, 2001. The note is secured by a pledge of shares of the Company's common stock.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

SEC Registration Fee                                                   13,639
NASD Filing Fee                                                         4,525
Nasdaq National Market Filing Fee                                      33,880
Blue Sky Fees and Expenses                                             15,000
Accounting Fees                                                       140,000
Legal Fees and Expenses                                               325,000
Transfer Agent and Registrar Fees                                      10,000
Directors and Officers Insurance                                      175,000
Printing and Engraving                                                175,000
Miscellaneous                                                          32,956
    Total                                                           $ 925,000
                                                                    ---------
                                                                    ---------

------------------------

ITEM 14  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Restated Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant has entered into indemnification agreements with each officer and director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

The form of Underwriting Agreement, to filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Since September 1, 1993, the Company has sold and issued the following unregistered securities:

    (1) Since September 1, 1993, the Company has granted stock options to purchase 1,014,080 shares of Common Stock to a total of 107 employees, consultants and non-employee directors at a weighted average exercise price of $2.41 per share pursuant to the 1992 Stock Plan, the Incentive Plan, the Directors' Plan, as well as outside these plans.

    (2) In September 1993, the Company issued warrants to purchase 30,000 shares of Series C Preferred Stock, convertible into 3,000 shares of Common Stock, at a pre-conversion exercise price of $1.25 per share to two accredited investors. Both warrants have expired.

    (3) In March and April 1994, the Company issued and sold 8,296,607 shares of Series D Preferred Stock, convertible into 829,657 shares of Common Stock, to a total of 94 accredited investors, including one director and two officers, for cash in the aggregate amount of $16,593,214. In connection with the private placement, the Company paid commissions to the placement agent equal to $802,251.18 and issued warrants to purchase 219,266 shares of Series D Preferred Stock, convertible into 21,926 shares of Common Stock, at a pre-conversion exercise price of $2.00 per share.

    (4) In April 1995, the Company issued warrants to purchase an aggregate of 500,000 shares of Series D Preferred Stock, convertible into an aggregate of 50,000 shares of Common Stock, at a pre-conversion exercise price of $2.50 per share to two accredited investors pursuant to the terms of a Loan and Security Agreement, dated April 24, 1995, as amended March 8, 1996. These warrants were amended and restated in August 1996 to purchase 100,000 and 300,000 shares of Series D Preferred Stock, convertible into 10,000 and 30,000 shares of Common Stock, at a pre-conversion exercise price of $.89 per share.

    (5) In September and November 1995, the Company issued and sold 3,921,600 shares of Series E Preferred Stock, convertible into 392,159 shares of Common Stock, and warrants to purchase 1,960,800 shares of Series E Preferred Stock, convertible into 196,078 shares of Common Stock at a pre-conversion exercise price of $2.00 per share to a total of 37 accredited investors, including one director and one individual who was an officer and a director, for cash in the aggregate amount of $7,843,200.

    (6) In December 1995, the Company issued a warrant to purchase 25,000 units at a price of $.50 per unit, with each unit consisting of 1 share of Series E Preferred Stock, convertible into 2,500 shares of Common Stock, and one warrant to purchase 1/2 share of Series E Preferred Stock, convertible into 1,250 shares of Common Stock, at a pre-conversion exercise price of $2.00 per share to Cooley Godward LLP, in connection with cancellation of accounts payable.

    (7) In March 1996, the Company issued and sold 375,000 shares of Series E Preferred Stock, convertible into 37,500 shares of Common Stock, and warrants to purchase 187,500 shares of Series E Preferred Stock, convertible into 18,750 shares of Common Stock, at a pre-conversion exercise price of $2.00 per share to an accredited investor pursuant to the terms of a License Agreement dated March 27, 1996.

    (8) In March and May 1996, the Company issued and sold 6,535,970 shares of Series G Preferred Stock, convertible into 653,592 shares of Common Stock, and warrants to purchase 980,392 shares of Common Stock, convertible into 980,392 shares of Common Stock, at an exercise price of $2.50 per share to a total of 64 accredited investors, including one director, three officers and two individuals who were officers and directors, for cash in the aggregate amount of $13,071,940.

    (9) In September 1996, the Company issued warrants to purchase an aggregate of 84,500 shares of Common Stock, at an exercise price of $20.00 per share, and warrants to purchase an aggregate of 84,500 shares of Common Stock, at an exercise price of $2.50 per share, to two accredited investors in connection with a $5.0 million debt financing and pursuant to the terms of a Common Stock Warrant Purchase Agreement.

The share amounts set forth give effect to the Company's 1-for-10 reverse stock split of the Company's Common Stock effected in October 1996. The sales and issuances of securities in the transactions described in paragraphs (2)-(9) were deemed to be exempt from registration under the Securities Act by virtue of
Section 4(2), Regulation D or Regulation S promulgated thereunder. With respect to the grant of stock options described in paragraph (1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

Appropriate legends are affixed to the stock certificate issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits.

    1.1+   Underwriting Agreement.
    3.1+   Restated Certificate of Incorporation of the Registrant, as amended.
    3.2+   Bylaws of the Registrant.
    3.3+   Certificate of Amendment of the Restated Certificate of Incorporation of the
            Registrant.
    3.4+   Restated Certificate of Incorporation of the Registrant to be effective upon closing of the Offering.
    3.5+   Restated Bylaws of the Registrant to be effective upon the closing of the Offering.

    4.1    Reference is made to Exhibits 3.1 through 3.5.
    4.2+   Specimen Common Stock Certificate.
    5.1+   Opinion of Cooley Godward LLP as to legality of the Common Stock.
   10.1+   1992 Stock Option Plan, as amended.
   10.2+   1994 Equity Incentive Plan, as amended.
   10.3+   Non-Employee Directors' Stock Option Plan, as amended.
   10.4+   Form of Incentive Stock Option Grant.
   10.5+   Form of Non-Incentive Stock Option Grant.
   10.6+   Employee Stock Purchase Plan.
   10.7+   Amended and Restated Promissory Note for $500,000 between Registrant and Louis G.
            Lange, M.D., Ph.D., effective as of September 23, 1996.
   10.8+   Amended and Restated Promissory Note between Registrant and George F. Schreiner,
            M.D., Ph.D., effective as of September 23, 1996.
   10.9+   Separation and Consulting Agreement between Registrant and Thomas L. Gutshall, effective as of September 2, 1996.
   10.10+  Form of Indemnification Agreement between Registrant and its directors and officers.
   10.11+  Amended and Restated Investor Rights Agreement between the Registrant and the stockholders named therein, dated May 29, 1996.
   10.12+  Form of Series A Preferred Stock Warrant, and amendment thereto.
   10.13+  Amended and Restated Series B Preferred Stock Warrant to Genta Incorporated.
   10.14+  Form of Series D Preferred Stock Warrant to Alex Brown & Sons Incorporated.
   10.15+  Form of Amended and Restated Series D Preferred Stock Warrant.
   10.16+  Form of Series E Preferred Stock Warrant.
   10.17+  Series E Preferred Stock Warrant to Cooley Godward LLP.
   10.18+  Series E Preferred Stock Warrant to Syntex (U.S.A.) Inc.
   10.19+  Form of Common Stock Warrant issued in connection with the Company's Series G private financing.
   10.20+  Common Stock Warrant to Lease Management Services, Inc.
   10.21+  License Agreement between the Registrant and University of Florida Research
            Foundation, Inc., dated June 27, 1994.*
   10.22+  Research Agreement between the Registrant and University of Florida, dated June 27,
            1994.*
   10.23+  License Agreement between Registrant and Syntex (U.S.A.) Inc., dated March 27, 1996.*
   10.24+  License Agreement between Registrant and Bayer AG, dated May 7, 1996.*
   10.25+  Lease Agreement between Registrant and Matadero Creek, dated August 6, 1993 and addendum thereto; Letter Amendment to Lease Agreement, dated June 30, 1994 and
            Second Amendment to Lease Agreement, dated June 30, 1994.
   10.26+  Amended and Restated Promissory Note for $37,500 between Registrant and Louis G.
            Lange, M.D., Ph.D., effective as of September 23, 1996.
   10.27+  Amended and Restated Promissory Note for $25,000 between Registrant and Louis G.
            Lange, M.D., Ph.D., effective as of September 23, 1996.
   10.28+  Amended and Restated Promissory Note for $25,000 between Registrant and Louis G.
            Lange, M.D., Ph.D., effective as of September 23, 1996.
   10.29+  Amended and Restated Promissory Note between Registrant and Thomas L. Gutshall, effective as of September 23, 1996.

   10.30+  Master Lease Agreement between Registrant and Hambrecht & Quist Guaranty Finance,
            LLC, dated September 27, 1996.
   10.31+  Finance Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC,
            dated September 27, 1996.
   10.32+  Business Loan Agreement between Registrant and Hambrecht & Quist Guaranty Finance,
            LLC, dated September 27, 1996.
   10.33+  Business Loan Agreement between Registrant and Hambrecht & Quist Transition Capital,
            LLC, dated September 27, 1996.
   10.34+  Promissory Note between Registrant and Hambrecht & Quist Guaranty Finance, LLC, dated
            September 27, 1996.
   10.35+  Promissory Note between Registrant and Hambrecht & Quist Transition Capital, LLC,
            dated September 27, 1996.
   10.36+  Security Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC,
            dated September 27, 1996.
   10.37+  Security Agreement between Registrant and Hambrecht & Quist Transition Capital, LLC,
            dated September 27, 1996.
   10.38+  Form of Common Stock Warrant exercisable immediately, dated September 27, 1996.
   10.39+  Form of Common Stock Warrant, dated September 27, 1996.
   11.1+   Statement re computation of net loss per share.
   23.1    Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
   23.2+   Consent of Cooley Godward LLP (included in Exhibit 5.1).
   24.1+   Power of Attorney.
   27.1+   Financial Data Schedule.

------------------------
+   Previously filed.
*   Confidential treatment is being sought for portions of this exhibit.

(b)  Financial Statement Schedules

Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto.

ITEM 17.  UNDERTAKINGS.

A. The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C.  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, CV Therapeutics, Inc. has duly caused this Amendment to Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the City of Palo Alto, County of Santa Clara, State of California, on November 14, 1996.


                       CV THERAPEUTICS, INC.

                       By: __________/S/____LOUIS G. LANGE, M.D., PH.D._________
                                       Louis G. Lange, M.D., Ph.D.
                            Chairman of the Board and Chief Executive Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ----------------------------------  ---------------------

                                                        Chairman of the Board & Chief
            /S/LOUIS G. LANGE, M.D., PH.D.               Executive Officer (Principal         November 14, 1996
             Louis G. Lange, M.D., Ph.D.                 Executive Officer)

               /S/KATHLEEN A. STAFFORD                  Chief Financial Officer (Principal
                 Kathleen A. Stafford                    Financial and Accounting Officer)    November 14, 1996

                          *
                  Samuel D. Colella                     Director                              November 14, 1996

                          *
                  Thomas L. Gutshall                    Director                              November 14, 1996

                          *
            Barbara J. McNeil, M.D., Ph.D.              Director                              November 14, 1996

                          *
            Costa G. Sevastopoulos, Ph.D.               Director                              November 14, 1996

                          *
                J. Leighton Read, M.D.                  Director                              November 14, 1996

                          *
                     Isaac Stein                        Director                              November 14, 1996

         *By: /S/LOUIS G. LANGE, M.D., PH.D.
             Louis G. Lange, M.D., Ph.D.

             *By: /S/KATHLEEN A. STAFFORD
                 Kathleen A. Stafford

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the references to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated February 23, 1996 (except for Note 10, as to which the date is October 29,
1996), in Amendment No. 6 to the Registration Statement (Form S-1, No. 333-12675) and related Prospectus of CV Therapeutics, Inc. for the registration of 2,875,000 shares of common stock.


                                                  /s/ ERNST & YOUNG LLP


Palo Alto, California
November 14, 1996

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                                              EXHIBITS
---------  --------------------------------------------------------------------------------------------
   1.1+    Underwriting Agreement.
   3.1+    Restated Certificate of Incorporation of the Registrant, as amended.
   3.2+    Bylaws of the Registrant.
   3.3+    Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant.
   3.4+    Restated Certificate of Incorporation of the Registrant to be effective upon closing of the
            Offering.
   3.5+    Restated Bylaws of the Registrant to be effective upon the closing of the Offering.
   4.1     Reference is made to Exhibits 3.1 through 3.5.
   4.2+    Specimen Common Stock Certificate.
   5.1+    Opinion of Cooley Godward LLP as to legality of the Common Stock.
  10.1+    1992 Stock Option Plan, as amended.
  10.2+    1994 Equity Incentive Plan, as amended.
  10.3+    Non-Employee Directors' Stock Option Plan, as amended.
  10.4+    Form of Incentive Stock Option Grant.
  10.5+    Form of Non-Incentive Stock Option Grant.
  10.6+    Employee Stock Purchase Plan.
  10.7+    Amended and Restated Promissory Note for $500,000 between Registrant and Louis G. Lange,
            M.D., Ph.D., effective as of September 23, 1996.
  10.8+    Amended and Restated Promissory Note between Registrant and George F. Schreiner, M.D.,
            Ph.D., effective as of September 23, 1996.
  10.9+    Separation and Consulting Agreement between Registrant and Thomas L. Gutshall, effective as of September 2, 1996.
  10.10+   Form of Indemnification Agreement between Registrant and its directors and officers.
  10.11+   Amended and Restated Investor Rights Agreement between the Registrant and the stockholders named therein, dated May 29, 1996.
  10.12+   Form of Series A Preferred Stock Warrant, and amendment thereto.
  10.13+   Amended and Restated Series B Preferred Stock Warrant to Genta Incorporated.
  10.14+   Form of Series D Preferred Stock Warrant to Alex Brown & Sons Incorporated.
  10.15+   Form of Amended and Restated Series D Preferred Stock Warrant.
  10.16+   Form of Series E Preferred Stock Warrant.
  10.17+   Series E Preferred Stock Warrant to Cooley Godward LLP.
  10.18+   Series E Preferred Stock Warrant to Syntex (U.S.A.) Inc.
  10.19+   Form of Common Stock Warrant issued in connection with the Company's Series G private financing.
  10.20+   Common Stock Warrant to Lease Management Services, Inc.
  10.21+   License Agreement between the Registrant and University of Florida Research Foundation,
            Inc., dated June 27, 1994.*
  10.22+   Research Agreement between the Registrant and University of Florida, dated June 27, 1994.*
  10.23+   License Agreement between Registrant and Syntex (U.S.A.) Inc., dated March 27, 1996.*
  10.24+   License Agreement between Registrant and Bayer AG, dated May 7, 1996.*

 EXHIBIT
 NUMBER                                              EXHIBITS
---------  --------------------------------------------------------------------------------------------
  10.25+   Lease Agreement between Registrant and Matadero Creek, dated August 6, 1993 and addendum thereto; Letter Amendment to Lease Agreement, dated June 30, 1994 and Second Amendment to
            Lease Agreement, dated June 30, 1994.
  10.26+   Amended and Restated Promissory Note for $37,500 between Registrant and Louis G. Lange,
            M.D., Ph.D., effective as of September 23, 1996.
  10.27+   Amended and Restated Promissory Note for $25,000 between Registrant and Louis G. Lange,
            M.D., Ph.D., effective as of September 23, 1996.
  10.28+   Amended and Restated Promissory Note for $25,000 between Registrant and Louis G. Lange,
            M.D., Ph.D., effective as of September 23, 1996.
  10.29+   Amended and Restated Promissory Note between Registrant and Thomas L. Gutshall, effective as of September 23, 1996.
  10.30+   Master Lease Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC, dated
            September 27, 1996.
  10.31+   Finance Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC, dated
            September 27, 1996.
  10.32+   Business Loan Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC,
            dated September 27, 1996.
  10.33+   Business Loan Agreement between Registrant and Hambrecht & Quist Transition Capital, LLC,
            dated September 27, 1996.
  10.34+   Promissory Note between Registrant and Hambrecht & Quist Guaranty Finance, LLC, dated
            September 27, 1996.
  10.35+   Promissory Note between Registrant and Hambrecht & Quist Transition Capital, LLC, dated
            September 27, 1996.
  10.36+   Security Agreement between Registrant and Hambrecht & Quist Guaranty Finance, LLC, dated
            September 27, 1996.
  10.37+   Security Agreement between Registrant and Hambrecht & Quist Transition Capital, LLC, dated
            September 27, 1996.
  10.38+   Form of Common Stock Warrant exercisable immediately, dated September 27, 1996.
  10.39+   Form of Common Stock Warrant, dated September 27, 1996.
  11.1+    Statement re computation of net loss per share.
  23.1     Consent of Ernst & Young LLP, Independent Auditors (see page II-7).
  23.2+    Consent of Cooley Godward LLP (included in Exhibit 5.1).
  24.1+    Power of Attorney.
  27.1+    Financial Data Schedule.

------------------------
+   Previously filed.
* Confidential treatment is being sought for portions of this exhibit. Brackets indicate portions of text that have been omitted. A separate filing of such omitted text has been made with the Commission as part of the Company's application for confidential treatment.